As filed with the Securities and Exchange Commission on October 6, 2004

Registration No. 333-117145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERNATIONAL SECURITIES EXCHANGE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6200	13-3969408
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

60 Broad Street

New York, New York 10004

(212) 943-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael J. Simon, Esq.

Senior Vice President, General Counsel, Secretary and Chief Regulatory Officer

International Securities Exchange, Inc.

60 Broad Street

New York, New York 10004

(212) 943-2400

(Name, address, including zip code and telephone number, including area code, of agent for service)

Please address a copy of all communications to:

Robert W. Mullen, Jr., Esq. James H. Ball, Jr., Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	Leslie N. Silverman, Esq. Sung K. Kang, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:     As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.01 par value	$100,000,000	$12,670

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated October 5, 2004

             Shares

Class A Common Stock

This is an initial public offering of Class A common stock of International Securities Exchange, Inc., or the ISE. We are offering              shares of Class A common stock and the selling stockholders are offering              shares of Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. We expect the public offering price to be between $             and $             per share.

Currently, no public market exists for the shares. We expect the shares will be listed on the New York Stock Exchange or Nasdaq National Market under the symbol “                    .”

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 10.

	Public offering price	Underwriting discounts and commissions	Proceeds before expenses to the ISE	Proceeds before expenses to selling stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to an additional              shares of Class A common stock from us, and up to an additional              shares of Class A common stock from the selling stockholders, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Joint-Bookrunning Managers

Bear, Stearns & Co. Inc.	Morgan Stanley

Co-Managers

Goldman, Sachs & Co.

Banc of America Securities LLC

 Deutsche Bank Securities

Merrill Lynch & Co.

UBS Investment Bank

The date of this prospectus is             , 2004

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The World's Largest Equity Options Exchange
THE TIME IS NOW. ISE
INTERNATIONAL SECURITIES EXCHANGE.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker or from the International Securities Exchange by calling (212) 943-2400 or by writing the Exchange at 60 Broad Steet, New York, NY 10004. Copyright 2004. International Securities Exchange, Inc. All rights reserved.

Until                  , 2004, 25 days after the date of this offering, all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus includes statistical data regarding the ISE and the markets in which we compete. We derived this data from our records or from information published or prepared by the following independent sources for market data: The Options Clearing Corporation and the Options Price Reporting Authority.

REGISTERED TRADEMARKS

International Securities Exchange®, our globe logo design, ISE®, ISEline®, ISEspreads®, Shoptions® and ISElink® are our U.S. registered trademarks. We also have filed applications to register other trademarks in the United States that are currently pending, including, among others, ISE Sentiment Index, Primary Market Maker, PMM, Competitive Market Maker, CMM, Electronic Access Member, EAM, ISEE, ISEMine, Inside ISE and Cheaper Faster Better.

CLICK™, CLICK XT™ and CLICK Trade™, and other trade names, service marks, trademarks and registered trademarks that are referred to in this prospectus, are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. For a more complete understanding of this offering, we encourage you to read this entire prospectus. You should read the following summary together with the more detailed information and financial statements and the notes to those statements included elsewhere in this prospectus. Investors should carefully consider the information set forth under “Risk Factors.”

Our Business

We are the largest equity options exchange in the world based on trading volume. We are also a fully electronic securities exchange. Our exchange provides a trading platform in listed equity options and related services designed to improve the market for equity options and the speed and quality of trade execution for our members.

During 2003, our members traded an average of approximately 972,000 options contracts per day on our exchange, which represented 29.5% of the total market volume of equity options traded on all U.S. options exchanges. For the six months ended June 30, 2004, our average daily equity volume increased to approximately 1.4 million options contracts, compared to approximately 870,000 for the same period in 2003. For the six months ended June 30, 2004, our U.S. equity options market share was approximately 32.5%.

Our revenues consist primarily of transaction fees, other member fees and market data fees related to transactions executed on our exchange. We generated $103.1 million in total revenue in 2003, compared to $73.4 million in 2002 and $43.6 million in 2001. We generated $63.8 million in total revenue for the six months ended June 30, 2004, compared to $47.8 million for the same period in 2003. Our net income in 2003 was $21.5 million, compared to $0.8 million in 2002 and a net loss of $(8.4) million in 2001. Our net income for the six months ended June 30, 2004 was $16.3 million, compared to $10.4 million for the same period in 2003.

Our Market and Opportunity

The market for trading equity options has increased dramatically as measured by contract trading volume. In 1974, the average daily trading volume of contracts, or ADV, on the Chicago Board Options Exchange, or CBOE, the only options exchange operating at that time, was approximately 22,000 contracts per day. In 1981, annual volume on all options exchanges exceeded 100 million contracts for the first time, representing an average of over 430,000 contracts per day. Contract trading volume within the U.S. equity options industry increased at a compound annual rate of 20.2% from 1993 to 2003. Despite some declines during the recent bear market, the industry has seen a resurgence since the beginning of 2003. In 2003, the ADV reached approximately 3.3 million contracts per day. In our opinion, the U.S. options industry’s performance in 2003 was characterized by unusual robustness and innovation. Trading volume within the industry set a new record as approximately 830.3 million equity options contracts were traded, surpassing the previous record of approximately 722.7 million contracts that was set in 2001. For the six months ended June 30, 2004, The Options Clearing Corporation, or OCC, the world’s largest options and equity derivatives clearing organization, which issues and clears all U.S.-listed options, cleared an ADV of 4.4 million equity options, a 42% increase over the same period in 2003. For a more detailed discussion of our relationship with OCC, see “Business—Relationship with OCC.”

We believe this robust growth in trading volumes within the industry is primarily attributable to increased trading activity by institutional and retail investors, ongoing deployment of technology within the options industry, increasing public familiarity with options trading and, as a result of our launch in 2000, beneficial changes to the market structure and enhanced competition levels within the industry. We believe that these factors will continue to drive growth within the exchange-traded options industry.

Our Competitive Strengths

We have established ourselves as a leading equity options exchange. We believe our core competitive strengths are:

Leadership Position in the Options Trading Industry. By launching the first fully electronic options exchange, we have attracted significant liquidity from major well-capitalized financial institutions that had not previously participated in the equity options market as exchange market makers. This has further enabled us to introduce the efficiencies of electronic trading thereby allowing us to price our services aggressively and attract significant trading volume. We have demonstrated our ability to capitalize on our first mover advantage by capturing market share from traditional floor-based options exchanges and now trade the highest volume of equity options in the world.

More Liquid Than Other Options Exchanges. We have attained unprecedented depth and liquidity, displaying quoted size larger on average than quoted size for the same options series displayed on all other U.S. options exchanges. Call options or put options on a particular underlying stock with a distinctive expiration date and exercise price are referred to as “option series.” We are more liquid than all other options exchanges based upon weighted average quoted size available at the national best bid and offer, or NBBO, price in the 100 most-actively traded options classes listed on the ISE from December 31, 2003 through June 30, 2004. The Securities and Exchange Commission, or SEC, requires that broker-dealers guarantee customers the best available ask price when they buy securities and the best available bid price when they sell securities. Such best available ask and bid prices are referred to in each case as the NBBO. Our low transaction fees, narrower spreads, and established member base of broker-dealers have further enhanced our liquidity.

Efficient Cost Structure and Low Transaction Fees. Our business model is scalable and efficient. We lack the costs associated with operating a trading floor, operate with a small, dedicated work force and contract for services we believe are more efficiently provided by third parties. These efficiencies enable us to charge transaction fees for broker-dealer orders that are among the lowest in the industry.

Proven Technology. We created the blueprint for our technology infrastructure in parallel with our business model, designing it “from the ground up” to be fully compatible with the needs of an exclusively electronic options exchange. We believe our trading systems are highly reliable. Our open Application Programming Interface, or API, enables our members to develop their own proprietary trading applications or to purchase trading applications from third-party providers and connect those applications directly to our central exchange system. API allows for immediate submission of orders and amendment or cancellation of orders in the order book.

Strong, Seasoned and Innovative Management Team. Our strong and dedicated management team, led by two of our founders, David Krell, our President and Chief Executive Officer, and Gary Katz, our Chief Operating Officer, has significant experience in the options trading industry and in the technology sector. We believe that our management team, by developing the first successful fully electronic options exchange in the U.S., has demonstrated an ability to innovate, as well as recognize and respond to market opportunities.

Our Growth Strategy

We will seek to increase our trading volume, revenues and profitability by:

Growing Our Institutional Business. We are developing trading enhancements and functionalities intended for institutional investors, a segment we believe is still underpenetrated by the options industry. Also, while the size of our quotes and tightness of our markets have attracted institutional order flow and encouraged increased institutional participation in the equity options market, we believe that a substantial segment of institutional order flow remains on the floor exchanges. To date, we have been unable to compete with traditional floor-based exchanges for certain order types involving a complexity and size for which we have not offered functionality. With the launch of several new products designed to accommodate such orders, we believe we will be able to offer a lower cost and anonymous alternative to manual execution on the floor of an exchange.

Enhancing Our Trading System to Remain at the Forefront of the Industry. Innovation in the fields of technology and market structure has distinguished our model and operations. Our strategic vision involves continued and significant investment in our electronic platform. We believe strategic opportunities will be presented to the options exchange best able to provide technical capacity to process dramatically increased electronic traffic with the least amount of friction and to provide the most complete, full-featured market. Further, we believe that we are well-positioned to take advantage of this opportunity.

Developing New Products. We intend to leverage both our infrastructure and software development capabilities to diversify our product lines and therefore our revenue base. In 2003, we implemented the technological and regulatory foundation to trade index options, a product line in which we have recently started to compete. Our index trading strategy has a number of elements including licensing new index products, creating proprietary indices and seeking to end the license exclusivity that certain exchanges currently enjoy with respect to certain indices.

Offering a Larger Market Data Product Suite. Our operations generate significant volumes of raw market data. We may be able to leverage this data more profitably by analyzing, packaging and marketing it to market makers, broker-dealers and investors in new and different ways.

Selectively Pursuing Strategic Alliances and Acquisitions. We intend to pursue acquisitions or enter into strategic alliances that will enable us to strengthen our current business, diversify our revenue stream, enter new markets and advance our technology. We may also pursue partnerships and commercial agreements to take advantage of potential changes in our industry.

Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving the objectives of our growth strategy. You should consider these risks before investing in us. Risks to our business include our dependence on trading volume on our exchange, the high concentration of revenues from a few of our significant members, the substantial competition we face in our industry from well-established competitors and potential new entrants, our dependence on certain material contracts relating to our technology and potential regulatory changes affecting our industry. In addition, our results of operations may also be adversely impacted by a variety of factors, including those listed above and other factors outside of our control, such as decreases in overall stock or index trading volumes. For a more complete discussion of the risks affecting our business or relating to investments in our Class A common stock, you should read the section entitled “Risk Factors” beginning on page 10 of this prospectus.

Our History

In 1997, William A. Porter, then-chairman of E*TRADE, and his colleague, Martin Averbuch, engaged David Krell and Gary Katz, former executives of the New York Stock Exchange’s options division, to examine the feasibility of developing a new U.S. options exchange. In order to support the creation of a new exchange, William Porter and Martin Averbuch used their collective expertise and relationships within the securities industry to form Adirondack Trading Partners LLC, or ATP, in 1997. ATP was a consortium of broker-dealers and other investors whose purpose was to arrange financing for the development of the ISE and, ultimately, to create order flow for the new exchange. The initial capital contributed by ATP was used to assemble the technology, technical and market expertise and regulatory staff fundamental to the creation of a new securities exchange.

After obtaining funding from ATP, the ISE launched operations on May 26, 2000, becoming the first registered exchange approved by the SEC since 1973. We have grown rapidly since our inception. Within three months of our launch, we had traded more than one million options contracts. By the end of our first year, we had traded 25 million contracts. By the end of 2001, we had traded over 65 million contracts, completed a major trading system upgrade and become the third-largest U.S. options exchange as measured by the total number of equity options contracts traded.

In April 2002, we completed a substantial reorganization involving a number of related transactions, including a demutualization and our conversion from a limited liability company to a corporation. In the demutualization, we converted our limited liability company members’ interests, which represented both equity interests and trading rights, into separate equity interests and trading rights. This allowed our limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of shares of Class A common stock, which represent equity and voting rights. We also created three series of Class B common stock, which we collectively refer to as Class B memberships. Class B memberships convey trading rights on our exchange and limited voting rights but do not convey any equity interests.

In 2003, our improved trading platform enabled us to become the largest equity options exchange in the world based on trading volume. We also implemented the technological and regulatory foundation to trade index options, which has allowed us to expand our product base. We listed our first index option in October 2003 and added two additional indices in the second quarter of 2004.

Leveraging our wealth of market data, in December 2003, we launched the ISE Sentiment Index, or ISEE™, which measures opening customer transactions in call and put options, providing investors with information on buying and selling activity within the largest equity options exchange in the world.

We have received equity investments from a number of investors in the institutional and retail financial services sectors, including investments (either directly or through affiliates) from Bear, Stearns & Co. Inc., or Bear Stearns, and Morgan Stanley & Co. Incorporated, or Morgan Stanley, the joint-bookrunning managers for this offering, as well as Goldman Sachs & Co., Banc of America Securities LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC, who are co-managers in this offering. Prior to this offering, the joint-bookrunning managers and the co-managers in the aggregate owned, directly or through affiliates, a 33.69% equity interest in us and following this offering in the aggregate will own, directly or through affiliates, approximately             % of our Class A common stock. See “Principal and Selling Stockholders.”

Reorganization

Following the completion of this offering, assuming we receive a favorable tax ruling from the Internal Revenue Service, or IRS, relating to the treatment of the proposed reorganization under U.S. federal tax law and that certain other conditions are satisfied, we may reorganize as a holding company. It is currently contemplated that the reorganization would occur as follows: a holding company, International Securities Exchange Holdings, Inc., or ISE Holdings, will be formed. ISE Holdings will form a wholly owned subsidiary, International Securities Exchange, LLC, or ISE LLC. We will merge into ISE LLC. As a result of this merger, our shares of Class A common stock will be converted into shares of common stock of ISE Holdings, and our shares of Class B common stock will be converted into trading and voting rights granted under ISE LLC’s operating agreement. ISE Holdings will operate as a holding company, while ISE LLC will conduct the business and operations of our exchange. ISE LLC, as our successor, will be a “national securities exchange” registered under Section 6 of the Securities Exchange Act of 1934, or the Exchange Act. See “Proposed Reorganization.”

Our executive offices are located at 60 Broad Street, New York, New York 10004, and our telephone number is (212) 943-2400. Our web site is http://www.iseoptions.com. Information contained on our web site is not incorporated by reference into this prospectus. You should not consider information contained in our web site as part of this prospectus.

THE OFFERING

Class A common stock offered:
by us	shares(1)
by the selling stockholders	shares(1)

Class A common stock to be outstanding after this offering	shares(1)(2)

Use of proceeds

We will receive net proceeds from this offering of approximately $             million. We intend to use a portion of the net proceeds to make a payment under a software license agreement and, otherwise, for general corporate purposes, including providing additional funds for our operations and expanding and diversifying our product and service offerings. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

Risk factors	For a discussion of risks relating to us, our business and an investment in our Class A common stock, see “Risk Factors.”

Proposed New York Stock Exchange or Nasdaq National Market symbol	“ ”

Dividends	Aside from certain special dividends to be paid in connection with sales of our Class B memberships, we currently do not intend to pay any regular dividends following this offering. See “Dividend Policy.”

Voting rights	The holders of our Class A common stock will be entitled to one vote per share on all matters submitted to a vote of our Class A stockholders, except that no Class A stockholder will be permitted to vote more than 20% of our outstanding Class A common stock, unless such restriction is waived by our board of directors. See “Description of Capital Stock.”

(1)	If the underwriters exercise their over-allotment options in full, we will issue and sell an additional shares and the selling stockholders will sell an additional shares and the number of shares of Class A common stock to be outstanding immediately after this offering will be shares. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment options are not exercised.
(2)	Includes 30,000 shares of restricted Class A common stock we intend to issue under our Omnibus Stock Plan in connection with the completion of this offering.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The summary information set forth below should be read in conjunction with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 2001, 2002 and 2003 set forth below was derived from our audited financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the six months ended June 30, 2003 and 2004 set forth below was derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus, except for pro forma data. The pro forma balance sheet data below gives effect to the payment of a special cash dividend of $3.15 per share of our Class A common stock in the aggregate amount of $11.2 million payable to Class A stockholders of record prior to the completion of this offering as if it had taken place on June 30, 2004. The pro forma as adjusted balance sheet data gives effect to the sale by us of              shares of our Class A common stock in this offering at the initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses as if it had taken place on June 30, 2004. The historical financial information may not be indicative of our future performance and our results of operations for interim periods are not necessarily indicative of the results for the full years or of our future performance.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except per share data)
Statement of Income/(Loss) Data:
Revenues
Transaction fees	$24,430	$48,233	$64,846	$29,977	$41,431
Other member fees	13,420	14,496	21,591	9,667	13,372
Market data	4,743	9,000	13,221	6,490	8,229
Other	1,028	1,676	3,400	1,658	816

Total revenues	43,621	73,405	103,058	47,792	63,848

Expenses
Compensation and benefits	16,479	18,545	25,776	11,229	15,313
Technology and communication	22,881	20,706	20,684	9,769	9,671
Occupancy	2,679	3,398	3,662	1,677	1,803
Professional fees	3,355	2,348	3,657	1,226	1,972
Marketing and business development	1,155	3,365	5,560	2,881	1,593
Depreciation and amortization	3,143	2,048	1,402	638	1,018
Other	2,334	3,327	3,808	1,664	2,741
Reorganization(1)	—	16,083	—	—	—

Total expenses	52,026	69,820	64,549	29,084	34,111

Income/(loss) before provision for income taxes	(8,405)	3,585	38,509	18,708	29,737
Provision for income taxes(2)	—	2,767	17,044	8,280	13,399

Net income/(loss)	$(8,405)	$818	$21,465	$10,428	$16,338

Cash dividend per common share	—	—	$2.50	—	$3.10
Earnings/(loss) per share:(2)
Basic	$—	$0.34	$6.01	$2.92	$4.58
Diluted	—	$0.33	$5.78	$2.81	$4.33
Weighted average number of shares outstanding:(2)
Basic	—	2,397	3,571	3,571	3,571
Diluted	—	2,457	3,713	3,712	3,770

(1)	In April 2002, we commenced a reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, cancelled a revenue sharing arrangement and created a stock option plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our 2002 Reorganization.”
(2)	We were a New York limited liability company (International Securities Exchange LLC) from the date of our inception until our demutualization on April 30, 2002 and, as such, did not have any common stock outstanding. During that period, we were treated as a partnership for tax purposes such that all income and losses were attributed to our limited liability company members. From May 1, 2002 to date, we have been a Delaware corporation responsible for the payment of all federal, state and local corporate income taxes.

	June 30, 2004
	(in thousands)
	Actual	Pro Forma	Pro Forma as Adjusted
Statement of Financial Condition Data:
Cash and cash equivalents (1)	$76,875	$65,626
Total assets	193,127	181,878
Total liabilities	120,222	120,222
Stockholders’ equity	72,905	61,656

(1)	Included in cash and cash equivalents is $13,764 related to the payment for order flow program and $69 for our marketing fund program as of June 30, 2004. Both the payment for order flow program and the marketing fund program involve payments for attracting order flow to our exchange. For a discussion of our payment for order flow program, see “Industry—Payment for Order Flow” and “Regulation—Recent Regulatory Developments—Payment for Order Flow.” For a discussion of our marketing fund program, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue—Other Revenues.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions with our Investors.”

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Trading Statistics:
Total U.S. industry average daily equity options contracts traded (in thousands)	2,914	2,817	3,295	3,081	4,380
Our equity average daily options contracts traded (in thousands)	264	604	972	870	1,423
Our market share of equity options contracts traded	9.0%	21.5%	29.5%	28.2%	32.5%

AN IMPORTANT NOTE REGARDING OUR CLASS B MEMBERSHIPS

In addition to the shares of Class A common stock that will be issued and outstanding upon the completion of this offering, our capital stock includes 6,000 authorized shares of Class B common stock. Our Class B common stock is divided into three series:

•	Series B-1 common stock, which is associated with the trading rights and privileges of our primary market makers, or PMMs;

•	Series B-2 common stock, which is associated with the trading rights and privileges of our competitive market makers, or CMMs; and

•	Series B-3 common stock, which is associated with the trading rights and privileges of our electronic access members, or EAMs. For a detailed discussion of our PMMs, CMMs and EAMs, see “Business—PMMs and CMMs” and “Business—EAMs.”

Class B common stock was created when we completed a demutualization in April 2002 (see “History of Significant Corporate Transactions—The Demutualization”) in which we converted the limited liability company members’ single ownership interests into separate equity interests and trading rights. The original membership interests we sold in 1998 granted equity ownership as well as trading privileges. Because we were still in the developmental stage at the time of the sale, there was little or no value attributable to the trading privileges; all the value was attributable to the equity interest. As we began trading and building our business, the trading privileges gained value independently of the equity investment. In 2002, our demutualization allowed the limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represented the equity component of the single ownership interest, and Class B common stock, which represented the trading right. The Class A common stock was distributed based on our limited liability company members’ respective interests prior to demutualization.

Although our Class B common stock is designated as “common stock” in our amended and restated certificate of incorporation and constitution, ownership of our Class B common stock does not represent a traditional equity or other ownership interest and should not be viewed as similar to “common stock” of a corporation. Our Class B common stock confers voting rights that are considerably more limited than those normally associated with equity ownership in a corporation and is not entitled to receive any dividends. Series B-1 and Series B-2 common stock also may not be transferred without our approval. Series B-3 common stock may not be transferred at all but must be sold back to us upon withdrawal of the holder of the Class B-3 membership as an EAM at the sale price of the $0.01 par value. Ownership of a particular series of Class B common stock is a predicate to obtaining the voting and trading rights and privileges associated with that series. The voting and trading rights represented by our Class B common stock have no stated contractual life. In the event of our liquidation, dissolution or winding up, the holders of Class B common stock are only entitled to an amount equal to the par value of the Class B common stock, or $.01 per share, and are not entitled to any residual or other interests. We believe that this entitlement and the limited voting rights associated with the Class B common stock have a negligible value, and the value of the Class B common stock resides in the trading right. In the case of a merger or acquisition of the ISE, the holders of our Class B common stock would receive rights in the successor entity that are substantively identical to those related to the Class B common stock. However, in contrast to holders of our Class A common stock, holders of our Class B common stock would not receive any economic benefits from such merger or acquisition. Proceeds from the sale of Class B common stock are treated as revenue for accounting and tax purposes, not equity. Because of the foregoing factors, we do not believe Class B common stock represents equity in us and do not reflect it as such on our financial statements.

To distinguish our Class B common stock from traditional common stock, we refer to our Class B common stock as “Class B memberships,” and to each series of our Class B common stock as “Class B-1 memberships,” “Class B-2 memberships” and “Class B-3 memberships,” as appropriate. We refer throughout this prospectus to the registered broker-dealers who own or lease our Class B memberships as “Class B members” and, where the context requires, as “Class B-1 members,” “Class B-2 members” and “Class B-3 members.”

Our Class B-1 members and Class B-2 members maintain price quotes or “make markets” in the options listed on our exchange. Our Class B-3 members place orders for listed equity options on our exchange for their own accounts and the accounts of institutional and retail investors. For a schematic presentation of, and more detail on, the qualifications and roles of our Class B members on our exchange, please refer to “Business—Our Business.” Because any person who exercises trading rights and privileges on our exchange must be a registered broker-dealer and otherwise qualified as a “member” of our exchange (as defined in Section 3(a)(3)(A) of the Securities Exchange Act of 1934, or the Exchange Act), a Class B member wishing to act as a PMM, CMM or EAM, as applicable, on our exchange must be both a registered broker-dealer and a “member.” Some of the owners of our Class B memberships are not registered broker-dealers and therefore cannot trade on our exchange. Additionally, owners of our Class B-1 and Class B-2 memberships (whether registered broker-dealers or not) may lease the trading rights (and, if so desired, the right to vote on the election of directors allocated to such series, as discussed below) associated with their respective Class B memberships to a registered broker-dealer who also qualifies as a “member.”

As a registered “national securities exchange” under Section 6 of the Exchange Act, we must provide for representation of our “members” (as defined in the Exchange Act) on our board of directors. Accordingly, each series of Class B memberships has the right to elect two directors to our board of directors. Class B-1 members and Class B-2 members also have limited voting rights with respect to any actions that increase the number of authorized Class B-1 and Class B-2 memberships. See “Description of Capital Stock–Class B Memberships” for a discussion of the voting rights associated with our Class B memberships.

As of December 31, 2002, 2003 and June 30, 2004, approximately 60%, 54% and 47% of our Class B members, respectively, were also holders of our Class A common stock.

RISK FACTORS

An investment in our Class A common stock is subject to a number of risks. You should carefully consider the following risk factors and all the other information contained in this prospectus before deciding whether to purchase our Class A common stock.

Risks Related to Our Business

Our business is primarily transaction-based, and decreases in trading volume would harm our business and profitability.

Our transaction fees accounted for 62.9% of our total revenues for the year ended December 31, 2003 and for 64.9% of our total revenues for the six months ended June 30, 2004. Our trading volume is dependent on the cash equity markets. In the event that a stock or index does not trade for any reason, our options on that stock or index will not trade, and, as a result, our revenues will suffer for that period. Also, equity trading volumes correlate with equity options trading volume. Declines in the volume of stock or index trading may negatively impact market liquidity on our exchange, which would result in lower transaction-based revenues. Accordingly, our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the United States and global financial markets.

We derive our transaction-based revenues only from trades executed on behalf of broker-dealers and not from trades executed on behalf of their non-broker-dealer customers (i.e., institutional and individual investors). A decline in trades executed on behalf of broker-dealers would adversely affect our revenues even if trades executed on behalf of institutional and individual investors were stable or increased.

See also “—Market fluctuations and economic and political factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.”

We derive a substantial portion of our revenues from a few significant Class B members, many of whom are our Class A stockholders, and who, as a group, own more than a majority of our Class A common stock, may exert substantial control and influence over our business and operations and may have interests that differ from or conflict with those of our Class A stockholders who are not also Class B members.

Historically, we have generated a substantial amount of our revenues from a few significant Class B members. For example, our ten largest Class B members and their affiliates accounted for approximately 58% of our total revenues for the year ended December 31, 2003, and approximately 59% of our total revenues for the six months ended June 30, 2004. For the six months ended June 30, 2004 Citadel Investments Group accounted for 9.8% of our total revenue. In 2003, Timber Hill LLC accounted for 10.5% of our total revenue. In 2002, The Goldman Sachs Group, Inc., Bear Stearns, Morgan Stanley and Timber Hill LLC accounted for 15.1%, 12.3%, 10.9% and 10.9%, respectively, of our total revenue. In 2001, The Goldman Sachs Group, Inc. and Timber Hill LLC accounted for 21.3% and 12.9% of our total revenue, respectively. If any of these significant Class B members substantially reduce their trading activity on our exchange for any reason, our profitability could be adversely affected. In addition, our Class B members consist almost entirely of financial services institutions. The number of these institutions has decreased in recent years as a result of a high degree of merger activity within the financial services industry. If any of our existing or future Class B members are affected by continued consolidation within the financial services industry, our revenues might remain concentrated in an even smaller number of Class B members.

Our Class B members, as a group, control and influence our business and operations in numerous ways, including the following:

•	Our Class A stockholders who are also Class B members currently own more than a majority of our Class A common stock, and as a result, they will, if voting in the same manner, influence matters submitted to our Class A stockholders for approval, including electing directors and approving changes of control. Class A stockholders who are also Class B members will continue to own a majority of our Class A common stock following this offering. After the completion of this offering, assuming the underwriters do not exercise their over-allotment option, our Class A stockholders who are also Class B members will own approximately          shares, or         % of our outstanding Class A common stock.

•	Class B members have additional voting rights that entitle them to elect 6 of the 15 directors on our board.

•	Class B-1 and Class B-2 members have “core rights” that require us to obtain their approval in order to increase the number of authorized PMMs or CMMs on our exchange. We have no current intention to request an increase in the number of authorized Class B-1 and Class B-2 memberships.

•	We have, in the past, generated substantial income from the sale of Class B-2 memberships, and revenue from the sale of Class B-2 memberships has been recognized over six years on a straight-line basis representing the estimated useful life. For example, in 2003 and the first six months of 2004, we sold 42 Class B-2 memberships.

•	Although we do not expect to generate material future income from the sale of new Class B memberships, we anticipate selling all of the remaining unsold 18 Class B-2 memberships and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of Class B-2 memberships and cannot assure any such sales will occur.

•	In addition to formal control mechanisms, we are dependent on the revenues from the trading activities of our Class B members. This dependence also gives them substantial influence over how we operate our business.

Class B-1 and Class B-2 memberships, which represent the right to trade on our exchange and certain limited voting rights, have substantial independent value. The amount of income that Class B members derive from their trading activities on our exchange and the value of their Class B memberships is, in part, dependent on the fees they are charged to access and trade on our exchange and the rules and market structure of our exchange. As a result, holders of our Class A common stock who are not also Class B members may not have the same economic interests as holders of our Class A common stock who are also Class B members. In addition, our Class B members may have differing interests among themselves depending on the role they serve in our markets, their methods of trading and the products they trade. Consequently, Class B members may advocate that we enhance and protect their trading opportunities and the value of their Class B memberships over their economic interest in us as Class A common stockholders. In addition, Class B memberships, which entitle our Class B members to board representation rights and core rights, could be used to influence how our business is changed or developed, including how we address competition and how we seek to grow our volume and revenue and enhance value for our Class A stockholders. Our Class B members elect six of our 15 directors and each such director is affiliated with a Class B member, and, in some instances, the affiliated Class B member is also a holder of Class A common stock.

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.

Our cost structure is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability would be adversely affected.

We face substantial competition that could negatively impact our trading volume and our profitability.

The financial services industry and, in particular, the options trading business in which we engage are very competitive, and we expect competition to continue to intensify in the future. Our current and prospective competitors, both domestically and around the world, are numerous. They include securities and securities options exchanges and futures exchanges. Other companies have entered into or may form joint ventures or consortia to provide services similar to those provided by us. Others may become competitive with us through acquisitions. Many of our competitors and potential competitors have greater financial, marketing, technological and personnel resources than we do. These factors may enable them to develop similar products, to provide lower transaction costs and better execution to their customers and to carry out their business strategies more quickly and efficiently than we can. Our competitors may:

•	respond more quickly to competitive pressures due to their corporate structures, which may be more flexible and efficient than our corporate structure;

•	develop products that are preferred by our Class B members;

•	develop risk transfer products that compete with our products;

•	price their products and services more competitively;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	utilize better, more user-friendly and more reliable technology;

•	consolidate and form alliances, which may create higher volume, cost reduction and better pricing than we offer;

•	more effectively market, promote and sell their products and services; and

•	better leverage existing relationships with customers and alliance partners or exploit better recognized brand names to market and sell their services.

In addition, our members may further exploit internalization of order flow. Internalization of order flow occurs when a broker-dealer trades against its own customers’ orders. Currently, our members are permitted to trade with their own customers’ orders after an auction in which other members have an opportunity to participate in the trade. However, to the extent that other exchanges can enable order flow providers to internalize a higher percentage of a given order to their exchanges, increased internalization of order flow by our members could divert trading volume and revenue from us.

We face substantial competition from well-established competitors that could negatively impact our trading volume and profitability.

We currently face substantial competition from the five other options exchanges now operating in the United States: the CBOE, the American Stock Exchange, or AMEX, the Philadelphia Stock Exchange, or PHLX, the Pacific Exchange, or PCX, and the Boston Options Exchange, or BOX, operated by the Boston Stock Exchange, or BSE. While we benefited from an initial advantage due to our low-cost, all-electronic model, that advantage has begun to dissipate and will continue to dissipate. These five exchanges, four of which combine the traditional floor based model with electronic trading and one of which has an all-electronic model, have concentrated on technology and have made important changes in their operations that threaten to curb the growth of our trading volume or decrease our trading volume. The CBOE has launched its CBOEdirect HyTS platform, which allows in-crowd market makers to input real-time quotes into the trade engine of the electronic system. The AMEX recently introduced its ANTE trading system which allows non-specialist market makers to improve the AMEX’s quoted price and have that improved price be displayed as the best exchange quote. The PHLX XL and PCX PLUS systems are the PHLX and PCX electronic platforms, which are similarly intended to drive down costs and compete with us for trading volume. The BOX also uses an all-electronic trading platform.

We may face additional competition from new entrants that could negatively impact our trading volume and profitability.

We may also be adversely affected by competition from new entrants into our markets. Competition within the options trading industry could increase if new options exchanges are established or if existing securities exchanges that do not currently trade options determine to do so. The experiences of the ISE and BOX, which commenced operations in February, 2004, indicates that the regulatory and financial barriers to entry for new exchanges are surmountable. The appearance of new competitors may reduce margins for all existing options exchanges, including us, and increase the importance of scale efficiencies. For example, Eurex, the world’s largest futures exchange for euro-denominated derivative instruments, has established a new futures exchange in the United States to trade, among other things, options on futures. Eurex U.S. and other existing securities exchanges that do not currently trade equity options may already have some of the operational and technological infrastructure required to do so and may also be accustomed to operating under regulatory regimes similar to the one to which we are subject. In order to trade equity options in the United States, Eurex would be required to register with the SEC and may have taken preliminary steps to do so.

Our ability to continually maintain and enhance our competitiveness and respond to threats from existing or new competitors will have a direct impact on our results of operations. There is no assurance that we will be able to continue to compete effectively. If our products, markets and services are not competitive, our business, financial condition and operating results will be materially harmed. In addition, even if new entrants do not significantly erode our trading volume, we may be required to reduce our fees significantly to remain competitive, which could have a material adverse effect on our profitability.

We are dependent on our executive officers and other key personnel, and we may not be able to execute our current business strategy effectively or recognize and pursue new strategic opportunities and initiatives if we lose them.

Our future success depends, in large part, upon the individual employees who represent us in dealings with our members, execute our business strategy and identify and pursue strategic opportunities and initiatives. In particular, we are highly dependent on the continued services of David Krell, our President and Chief Executive Officer, Gary Katz, our Chief Operating Officer, Daniel P. Friel, our Chief Information Officer, and other executive officers, key employees and technical personnel who possess extensive financial markets knowledge and technology skills. The diminution or loss of the services of David Krell, Gary Katz or Daniel Friel for any reason, as well as any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business. We have recently entered into employment agreements with David Krell, Gary Katz, Daniel Friel and all our executive officers. These agreements are important to the future of our business, and if we were to lose our rights under these agreements for any reason, including as a result of David Krell’s, Gary Katz’s or Daniel Friel’s voluntary resignation or retirement, our business may be materially adversely affected. We may have to incur costs to replace key employees that leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner.

Competition in our industry for financial and technical personnel is intense. Prospective investors cannot be assured that we would be able to find an appropriate replacement for David Krell, Gary Katz, Daniel Friel or any other executive officers, managers, key employees or technical personnel if the need should arise. We do not maintain “key person” life insurance policies on any of our executive officers, managers, key employees or technical personnel. If we lose the services of any executive officers or other key personnel, we may not be able to manage and grow our operations effectively, enter new markets or develop new products. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees. In addition, significant losses of key personnel, particularly to other options exchanges with which we compete, could have a material adverse effect on our business, financial condition and operating results.

We are dependent on certain material contracts relating to our technology.

We currently have two principal contracts, the Delivery and License Agreement, or DLA, and the Support Agreement with OMX (US) Inc., which we refer to, collectively with its affiliates, as OMX. Under the DLA, OMX granted certain licenses to us related to the use of certain software products, including the CLICK™ Exchange platform, which has been adapted for our central exchange system, and CLICK Trade™, a trading application for entering orders and quotes and viewing market information. Under the DLA, OMX has also granted to us the right to sub-license the use of CLICK Trade™ by our members. The scope of the DLA allows us to use the CLICK™ trading platform in the United States for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. OMX’s platform and software, which are the subject of various patents, form a substantial portion of our central exchange system. The term of the licenses for the software products pursuant to the DLA is 99 years from March 18, 1998. These licenses are integral to our business and are generally terminable by OMX if we breach the terms of the licenses or fail to perform any obligation under the licenses, such as maintaining confidentiality and keeping a record of all sublicenses, or fail to perform any obligation under the DLA, including payment obligations. In the event of termination, we are required to return OMX’s platform and software and all related documentation.

Under the Support Agreement, OMX undertook to provide us with customer service and support with respect to our use and operation of the software that they licensed to us and also undertook to develop and deliver corrective releases and enhancements. The Support Agreement will automatically terminate prior to its expiration on December 23, 2010, if the DLA or the license to the software products covered by the DLA is terminated. In addition, OMX is entitled to terminate the Support Agreement if we fail to perform any of our material obligations thereunder, such as a default of payment that continues for 30 days. See “Business—Technology—Technology Partners.”

The premature termination of either of these agreements, or the inability of OMX to fulfill its obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons, and the consequent loss of software or support by OMX would have a material adverse effect on our business, operating results and financial condition. We could be forced to spend significant time and money to replace the licensed software and services, and we cannot provide any assurance that replacements would be available to us on commercially reasonable terms or at all.

Our inability to protect our intellectual property rights or our infringement of the intellectual property rights of others could adversely affect our business.

We rely primarily on trade secret, copyright, trademark and patent law and contractual protections to protect our proprietary technology and other proprietary rights. As a fully electronic exchange, we may be more dependent on technology and related intellectual property rights, and therefore more vulnerable to intellectual property rights infringements, than traditional floor-based exchanges. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. In the future, we may have to rely on litigation to enforce our intellectual property rights or to defend ourselves against the assertion of intellectual property rights by others. Any such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources and the attention of management, any of which could negatively affect our business. Also, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our intellectual property portfolio and the recourse available to us.

Patents of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors as well as other companies and individuals may obtain and may have obtained patents related to the technologies for trading the types of products and providing the services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which technology concerning our products and services may be covered or asserted to be covered by claims contained in pending patent applications. In general, if one or more of our products or services were found by a court to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing those patents.

We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we are unable to obtain licenses with respect to patents held by others, and are unable to redesign our products or services to avoid infringement of any such patents, this could materially adversely affect our business, financial condition and operating results. An adverse ruling arising out of any intellectual property dispute could also subject us to significant liability for damages.

We have a short operating history. This makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and increases the risk of your investment.

We began our operations as the first fully electronic equity options exchange in the United States on May 26, 2000, and therefore we have very little operating history for you to evaluate in assessing our future prospects. As a result, our historical and recent financial business results may not be representative of what they may be in the future. Accordingly, we cannot assure you that such growth will continue at the same rate or at all or that we will not experience declines in revenue and profitability in the future. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company with a new business model for an equity options exchange.

We may have difficulty executing our growth strategy and managing our growth effectively.

We have experienced significant growth in our business activities over the last few years, which has placed, and is expected to continue to place, a significant strain on our management and resources. Continued growth will require continued investment in personnel, facilities, information technology infrastructure and financial and management systems and controls. We may not be successful in implementing all of the processes that are necessary to support our growth. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our gross margin and our future profitability will be adversely affected, and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

As part of our growth strategy, we intend to continue to evaluate potential acquisition opportunities and strategic alliances in the future. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation, which may adversely affect our ability to find acquisition candidates or strategic partners that fit our growth strategy and our investment parameters. These transactions involve numerous risks, including, among others:

•	failure to achieve financial or operating objectives;

•	failure to integrate successfully and in a timely manner any operations, products, services or technology we may acquire or combine with in a strategic alliance;

•	diversion of the attention of management and other key personnel;

•	failure to obtain necessary regulatory or other approvals;

•	potential loss of members or personnel; and

•	failure to obtain necessary financing on acceptable terms.

Failure to manage successfully any potential acquisition we may make in the future could adversely affect our growth strategy and our future profitability. We may face similar risks in managing future strategic alliances.

The up-front costs of expanding, improving and upgrading our trading platform may not produce substantial revenue.

We have made, and expect to continue to make, significant up-front investments in our trading platform, including investments in technology, infrastructure and dedicated personnel, in order to pursue new growth opportunities. We may incur substantial development, sales and marketing expenses and expend significant management effort to add a new product or service to our trading platform. Even after incurring these costs, we ultimately may not sell any or only small amounts of these products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce our working capital and income.

Computer systems failures or capacity constraints could harm our business.

We support and maintain many of our computer systems and networks internally. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for such technology in a timely and cost-effective manner would have a material adverse effect on our ability to conduct our operations. Our systems are located in lower Manhattan in the City of New York and our back-up facilities are located in Jersey City, New Jersey, and the causes for the disruption at one facility may also disrupt our systems at the other facility. In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly.

Our systems, or those of our third party providers, may fail, provide insufficient capacity or operate slowly, causing one or more of the following:

•	unanticipated disruptions in service to our members;

•	slower response times;

•	delays in our members’ trade executions;

•	decreased satisfaction by members with our service;

•	incomplete, untimely or inaccurate accounting, recording, reporting or processing of trades;

•	financial losses; and

•	litigation or other claims.

We cannot assure you that we will not experience systems failures or periods of insufficient systems capacity from shortages of available bandwidth, power or telecommunications failure, acts of God or war, terrorism, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events.

If the equity options markets adopt trading in penny increments, we could experience systems interruptions, which could have a material adverse effect on our business.

In the event that the equity options markets generally adopt trading in penny increments, as the stock markets have, we would expect significant increases in quotation traffic. Quotation traffic has grown considerably in the past few years as a result of increases in the number of actively traded options series and greater reliance by all exchanges on electronic trading systems for transmitting and updating quotations. Substantial increases in bandwidth capacity are required for the exchanges to transmit properly the increased volume of quotations. We expect that any significant move to trading in penny increments, whether mandated by the SEC, competitive forces or otherwise, would result in a shortage of bandwidth capacity that would require us to make immediate improvements to our technology infrastructure. Any systems failure or periods of insufficient systems capacity that causes an interruption in service or decreases the responsiveness of our service, including failures caused by error or misuse of our systems, could damage our reputation, business and brand name. Our business interruption insurance may not adequately compensate us for losses that may occur.

If the equity options markets adopt trading in penny increments, the liquidity in our markets could be adversely affected.

The listed equity options markets currently quote in 5- and 10-cent increments. If the options markets adopt trading in penny increments, market makers may be unable to provide the depth of liquidity they are currently able to provide in larger increments. For example, an option trading in penny increments has ten times the number of price points as an option trading in 10-cent increments. Thus, for every 10-cent price point a market maker is currently willing to quote, it might make several penny price point quotes of smaller size. To the extent that market makers are unwilling to increase the aggregate dollar amount they quote, quote size would likely be diluted as they spread their quotes across more price points. As a result, our markets could lose depth and attract less order flow, thereby reducing our trading volume and revenue.

We depend on third party suppliers and service providers for a number of services that are important to our business. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business.

We depend on a number of suppliers, such as banking, clearing and settlement organizations such as OCC, processors of market information generated by the trading of options such as the Options Price Reporting Authority, or OPRA, telecommunications companies such as MCI, online service providers, other data processors and software and hardware vendors, such as OMX and Hewlett-Packard Company, or H-P, for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation of an important supply or service by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenue and higher costs.

Our networks and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information or cause interruptions in our operations that cause us to lose members and trading volume and result in significant liabilities. We could also be required to incur significant expense to protect our systems.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third party service providers and our members may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations. Any of these events could cause us to lose members or trading volume. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by breaches. Our security measures may prove to be inadequate and result in system failures and delays that could cause us to lose members, experience lower trading volume and incur significant liabilities.

Expansion of our operations internationally involves special challenges that we may not be able to meet, which could adversely affect our financial results.

One component of our future strategy is to expand our operations internationally, including by directly placing order entry terminals with members outside the United States and by relying on distribution systems established by our future strategic alliance partners. We face certain risks inherent in doing business in international markets, particularly in the regulated derivatives exchange business. These risks include:

•	restrictions on the use of trading terminals or the contracts that may be traded;

•	becoming subject to extensive regulations and oversight, tariffs and other trade barriers;

•	reduced protection for intellectual property rights;

•	strong competition;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.

In addition, we will be required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations relating to any aspect of the derivatives business. To date, we have had limited experience in marketing and operating our products and services internationally. We cannot assure you that we will be able to succeed in marketing our products and services in international markets. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, management of foreign exchange risk, established domestic markets in areas which we may consider, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations and, consequently, on our business, financial condition and operating results.

Our business is highly dependent on equity options, which may place us at a competitive disadvantage.

Our strong dependence upon revenues derived from transaction-based equity options business may place us at a competitive disadvantage. The revenues of some of our competitors may be more diversified than ours as a result of their broader product offerings. For example, the CBOE realizes revenues from trading certain options on stock market indices, for which the CBOE has acquired exclusive licenses. While options on equities are cross-listed on multiple exchanges, the most heavily traded index options are traded exclusively on a single exchange so that we are unable to meaningfully compete in that market. We do not believe we will earn significant revenues from index trading until the exclusive licensing of indices ends, if ever, or existing non-exclusive or new non-exclusive indices gain in volume. Lower revenues from transaction fees or market data fees on equity options may impact our operating results and future profitability more significantly than that of our competitors, providing them with a competitive advantage in pricing their products and services or withstanding a reduction in the trading volume of equity options.

Price competition has impacted, and may continue to impact, our business.

The securities trading industry is characterized by price competition. At present, we compete with five other securities exchanges based in the United States that also trade equity options. We may face additional price competition in the future from foreign exchanges, as well as other U.S.-based securities exchanges that do not presently trade equity options. In recent years, the pricing model for trading equity options has changed in response to competitive market conditions. Some of our competitors have recently lowered their transaction costs and accordingly reduced the prices they charge. Reduced prices may result in lower operating margins or losses for us, which may adversely impact our business. As long as other exchanges have exclusive licenses on certain stock market index options, which have high margins commensurate with their exclusivity, those exchanges may be able to lower their transaction fees and prices for other products, such as the equity options we trade. Price competition is intensified through payment for order flow arrangements. Payment for order flow is a practice whereby a market maker on an options exchange offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange through an exchange administered program. As long as payment for order flow arrangements remain the industry standard, we face the competitive risk that other exchanges will erode our trading volume by paying more through their payment for order flow programs than our members are willing or able to pay. This could have a material adverse effect on our operations and financial condition. For a discussion of our payment for order flow program and payment for order flow programs generally, see “Industry—Payment for Order Flow” and “Regulation—Recent Regulatory Developments—Payment for Order Flow.”

The SEC may issue rules prohibiting internalization of order flow.

The SEC issued a concept release in February 2004 seeking comment from market participants on various trading practices that are common in today’s options markets. Among other things, the SEC has solicited the views of market participants on internalization of order flow. Internalization of order flow refers to the concept of a broker-dealer trading against its own customers’ order flow. Our rules, like those of other options exchanges, permit a broker-dealer to trade with its own customers’ orders but only after an auction in which other members of that exchange have an opportunity to participate in the trade at the proposed price or an improved price. In addition, until recently, the SEC limited internalization to large orders (i.e., 50 or more contracts). The SEC recently approved for BOX the internalization of orders of any size, as long as the member guarantees that the order being internalized receives a price at least a penny better than the NBBO. Internalization has been criticized as adversely affecting quote competition and creating a conflict between an exchange’s desire to profit and its obligation to ensure that its members fulfill their best execution duties. As a result, in February 2004, the SEC sought comment with respect to what action, if any, it should take with respect to internalization of order flow. While we believe that most concerns regarding internalization for large orders are lessened by the fact that the transaction occurs on an exchange after exposure to an auction environment, we cannot predict what action the SEC may take with respect to internalization or whether any such SEC action might have an effect on the options exchange business, including our business.

Market fluctuations and economic and political factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

The global financial services industry is, by its nature, risky and unpredictable and is directly affected by many national and international factors that are beyond the control of its participants, including us. Any one of these factors may cause a substantial decline in the United States and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our profitability. For these reasons our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	economic, political and market conditions in the United States and elsewhere in the world;

•	broad trends in industry and finance;

•	concerns about terrorism and war;

•	concerns over inflation and wavering institutional or retail confidence levels;

•	the availability of cash for investment by the clients of Class B-3 members;

•	consolidation in our Class B member base and within our industry;

•	changes in government monetary policy and foreign currency exchange rates; and

•	legislative and regulatory changes.

The economic climate in recent years has been characterized by challenging business and economic conditions. During 2000 through early 2003, the major U.S. equity market indices experienced a severe decline. The weak and uncertain economic climate, together with corporate governance and accounting concerns, contributed to a reduction in corporate transactions and a generally more difficult business environment. In addition, the United States and other countries in which we hope to offer our services have suffered acts of war or terrorism or other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong negative economic conditions.

We must keep up with emerging technological changes in order to compete effectively in our rapidly evolving industry.

The financial services industry is characterized by rapid technological change, changes in use and Class B members’ requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary trading platform, technology and systems obsolete. To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary trading platform, software, systems and technologies. Our success will depend, in part, on our ability to:

•	develop and license leading technologies useful in our business;

•	enhance our existing trading platform and services;

•	develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective Class B members;

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies.

The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking, telecommunications technologies or market practices may require us to devote substantial resources to modify and adapt our services. In such cases, we cannot assure you that we would succeed in making such improvements to our technology infrastructure in a timely manner or at all.

We cannot assure you that we will successfully implement new technologies or adapt our proprietary trading platform, technologies and systems to the requirements of our members or emerging industry standards. We also cannot assure you that we will be able to respond in a timely manner to changing market conditions or the requirements of our members. If we are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards, we may be unable to compete effectively, which would have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated industry, and we face restrictions with respect to the way we conduct certain of our operations.

We operate in a highly regulated industry. Our business is subject to increasingly extensive governmental and other regulation and may be subjected to increasing regulatory scrutiny. The SEC has broad powers to audit, investigate and enforce compliance and punish noncompliance with its rules and regulations and industry standards of practice. We cannot assure you that we or our directors, officers and employees will be able to fully comply with these rules and regulations and will not be subject to claims or actions by the SEC. The SEC extensively regulates the U.S. securities industry, including our operations. We are required to comply with the rules and regulations of the SEC. In addition, as we seek to expand our product base, we could become subject to additional regulators. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of business, suspensions of personnel or other sanctions, including revocation of our registration as a national securities exchange.

We are a self-regulatory organization, or SRO. Pursuant to the Exchange Act, an SRO is responsible for regulating its members through the adoption and enforcement of rules governing the business conduct of its members. As an SRO, we have our own rules regarding listing, membership and trading that are distinct and separate from those rules applicable generally to broker-dealers as administered by the SEC, the National Association of Securities Dealers, or NASD and other SROs. As an SRO, we must submit proposed changes of our rules to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal as it deems appropriate. We can give no assurances that the SEC will approve any changes to our rules that we may propose. Also, we may incur significant financial costs and expend considerable human resources in connection with our surveillance and enforcement obligations, particularly to the extent we bear responsibility for prosecuting cases or proceeding against our members. Due to our status as an SRO, we have a statutory duty to allocate necessary resources to these functions, and this may limit our ability to dedicate funds and human resources in other areas.

In recent years, the securities trading industry and, in particular, the securities markets, have been subject to significant regulatory changes. Regulatory changes are generally made in response to innovations in markets and technology or to address regulators’ specific concerns, such as ensuring best execution for investors. Moreover, the securities markets have been the subject of increasing political and public scrutiny in the past few years in response to a number of developments and inquiries. In a concept release issued in February 2004, the SEC expressed specific concern and solicited comment from market participants about three options market practices: payment for order flow, specialist guarantees and internalization of orders. It is unclear at present whether the SEC will take any action in the future to restrict or prohibit any of these practices or other practices that are common within the options exchange industry. However, the issuance of the concept release and recent investigations by the SEC into the activities of floor brokers and other matters suggest, in our opinion, that the SEC is taking an increased interest in market oversight issues generally. Any of these factors or events, among others, may result in future regulatory or other changes, which could cause us to change the way we conduct our business and adversely affect our business. See “Regulation.”

Our exchange is both an SRO and a for-profit business, and these two roles may create conflicts of interest.

Pursuant to the Exchange Act, we are obligated, as an SRO, to regulate and monitor our members to ensure compliance with applicable law and the rules of our exchange. The SEC staff has expressed concern about potential conflicts of interest of “for-profit” exchanges performing the regulatory functions of SROs and has specifically prohibited payment of dividends from regulatory fees and fines from SRO members. In addition to the risk of overly aggressive regulation, potential conflicts of interest could also result in overly lenient regulation, motivated by a misplaced attempt to increase trading volume and revenue. In either case, any failure by us to diligently and fairly regulate our members or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt SEC scrutiny and adversely affect our business.

We may experience certain competitive disadvantages if we do not receive SEC approval for new business initiatives in a timely manner.

From time to time, we seek to engage in new business activities, some of which may require changes to our governing rules. Any such changes to our governing rules will require the prior approval of the SEC. See “Regulation” for additional discussion regarding changes to our governing rules. To the extent we believe that a new business initiative is necessary to compete with other exchanges, but are unable to obtain SEC approval for related rule changes in a timely manner, we may be subject to certain competitive disadvantages. For example, one competitor, BOX, which commenced operations in February 2004, has introduced a bidding process called the Price Improvement Period, or PIP, which allows trading in one-penny increments, contrasted with the five-to-ten cent price increments allowed on other options exchanges, and was approved by the SEC. It allows broker- dealers to trade against their customer orders if they improve the quoted price on an option series by at least one penny better than the current NBBO within three seconds. It is not yet clear whether PIP will have any significant impact on the competitive environment among options exchanges. However, in response to the BOX’s PIP mechanism, we filed for SEC approval of our own Price Improvement Mechanism, or PIM. PIM, if approved, is intended to be competitive with BOX’s PIP. However, the SEC has not yet approved PIM, and we can give no assurances that the SEC will grant approval for PIM. If we are unable to implement a mechanism to compete with the BOX’s PIP and if BOX’s PIP is successful in attracting order flow, we may be at a competitive disadvantage relative to BOX. See “Business—Competition.”

Any failure by us to satisfy our obligations as an SRO could subject us to significant legal and regulatory costs.

Generally, the SEC has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses or suspend or revoke our designation as a registered securities exchange or the registration of any of our officers or employees who violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. We cannot assure you that these systems and procedures are fully effective. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, which can be substantial. Any such investigation or proceeding, whether successful or unsuccessful, would result in substantial costs and diversions of resources and might also harm our business reputation, any of which could negatively affect our business.

As a financial services provider, we are subject to significant litigation risk and potential securities law liability.

Many aspects of our business involve substantial liability risks. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a member or its customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud. While our trading rules limit our liability to our Class B members for some of our market-related activities, we could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC. We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business.

Risks Relating to this Offering

A market may not develop for our Class A common stock.

Prior to this offering, you could not buy or sell our Class A common stock publicly. We will apply to have our Class A common stock listed on either the New York Stock Exchange, or NYSE, or the Nasdaq National Market, or Nasdaq. However, an active public market for our Class A common stock may not develop or be sustained after completion of this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you or at all.

If we do not obtain a favorable tax ruling from the IRS and approval from the SEC in connection with our proposed reorganization, we will not reorganize into a holding company and will therefore not benefit from the operational advantages of a holding company structure.

As of the date hereof, we operate as the International Securities Exchange, Inc. We have obtained approval from our existing stockholders to reorganize into a holding company. We also submitted a request to the IRS on June 28, 2004 for a private letter ruling relating to the treatment of aspects of the proposed reorganization under U.S. federal income tax law. The reorganization is also subject to satisfaction of a number of other conditions, including receipt of SEC approval. We do not currently anticipate receiving a decision from the IRS, whether favorable or not, until after the completion of this offering. Assuming we receive a favorable ruling from the IRS and satisfy the other conditions, including receipt of SEC approval, we intend to effect the proposed reorganization as soon as practicable after completion of the offering.

We believe that the holding company structure that would result from the proposed reorganization would give us organizational flexibility if we elect to establish other lines of business that have operational requirements different from those of a fully electronic options exchange. We also believe that a holding company structure would allow us to preserve managerial control over any of our future affiliates, while permitting certain of our existing Class B members to retain the right to vote to increase the numbers of our Class B-1 members and our Class B-2 members to elect directors to the board of our exchange. If we do not receive a favorable ruling from the IRS and approval from the SEC, we will not proceed with the reorganization and may be less likely to engage in certain activities that a holding company structure would facilitate.

Provisions of our certificate of incorporation and constitution and Delaware law could delay or prevent a change in control of the ISE and entrench our current management.

The amendments to our certificate of incorporation and constitution, which are subject to SEC approval and which we intend to implement simultaneously with the completion of this offering, may be deemed to have an anti-takeover effect and may delay, deter or prevent a change of control of us, such as a tender offer or takeover proposal that might result in a premium over the market price for our Class A common stock. In addition, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our amended certificate of incorporation and constitution will:

•	provide for a staggered board of directors;

•	not permit the removal of directors other than for cause;

•	not permit stockholders to act by written consent or to call special meetings;

•	require certain advance notice for director nominations and actions to be taken at annual meetings;

•	require supermajority stockholder approval with respect to certain amendments to our certificate of incorporation and constitution (including in respect of the provisions set forth above); and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, that could be issued by our board of directors without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law, or DGCL, imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our Class A common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner.

Our amended certificate of incorporation and constitution will place certain ownership and concentration limits on the holders of our capital stock. No person, including related persons may beneficially own more than 40% of the outstanding shares of any class or series of our capital stock (see “Description of Capital Stock—Transfer Restriction/Concentration Limits on Our Capital Stock” for the description of “related persons”). Furthermore, no person (including related persons) may possess the right to vote with respect to shares representing more than 20% of any class or series of our outstanding capital stock. Our board of directors may waive both of these provisions by an amendment to our constitution, subject to a determination by our board of directors that such person (including related persons) is not subject to any applicable “statutory disqualification” and that such waiver:

•	will not impair our ability to carry out our functions and responsibilities as a “national securities exchange” under the Exchange Act;

•	is otherwise in our best interests and the best interests of our stockholders; and

•	will not impair the ability of the SEC to enforce the Exchange Act.

Such amendment to our constitution would not be effective unless approved by the SEC.

The certificate of incorporation also specifically prohibits our Class B members (including related persons) from beneficially owning more than 20% of any class of our capital stock. There is no provision allowing our board of directors to waive this provision. The concentration limits and voting restrictions related to our capital stock described above may make it more difficult to acquire control of us.

Our certificate of incorporation also contains notification requirements with respect to changes in ownership levels, requiring a person (including related persons) that at any time beneficially owns 5% or more of our outstanding capital stock, and has the right to vote in the election of our board of directors, to immediately upon so beneficially owning 5% or more of the then outstanding shares of such stock to give our board of directors written notice of such ownership. The certificate of incorporation also has similar notification requirements when such 5% ownership level changes.

These provisions of our certificate of incorporation and constitution and Delaware law could delay, deter or prevent a change in control of us, which could adversely affect the price of our Class A common stock. See “Description of Capital Stock—Provisions of our Certificate of Incorporation and Constitution and Delaware Law That May Have an Anti-Takeover Effect.”

If you purchase shares of Class A common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of $             per share (assuming the Class A common stock is offered at $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the shares you acquire based on the pro forma net tangible book value per share as of June 30, 2004. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of options by employees or directors to purchase Class A common stock under our Omnibus Stock Plan and 2002 Stock Option Plan. Through June 30, 2004, we granted stock options to purchase 410,850 shares of our Class A common stock at a weighted average exercise price of $13.44 per share. You will also experience additional dilution upon the issuance of 30,000 shares of restricted Class A common stock we intend to issue under our Omnibus Stock Plan prior to completion of this offering, any of the additional 448,150 shares of Class A common stock reserved for issuance thereafter under the Omnibus Stock Plan and 2002 Stock Option Plan or any of the 150,000 shares of our Class A common stock reserved under our Stock Purchase Plan. See “Dilution.”

We do not currently intend to pay regular dividends on our Class A common stock.

As we have in the past in connection with prior sales of our Class B-2 memberships, we intend to pay special dividends on our Class A common stock to our Class A stockholders of record in connection with any future sales of our remaining unsold 18 Class B-2 memberships. However, you should not otherwise anticipate receiving regular dividends with respect to shares of Class A common stock you purchase in the offering. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors our board of directors deems relevant. Accordingly, if you purchase shares of our Class A common stock in this offering, it is likely that in order to realize a gain on your investment, the price of our Class A common stock will have to appreciate. This may not occur. Investors seeking cash dividends should not purchase our Class A common stock.

Future sales of our shares could adversely affect the market price of our Class A common stock.

If our existing Class A stockholders sell a large number of shares, or if we issue a large number of shares of our Class A common stock in connection with future acquisitions, strategic alliances or otherwise, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that these Class A stockholders might sell shares of Class A common stock could depress the market price of our Class A common stock. Although we and our directors and executive officers have agreed pursuant to certain “lock-up” agreements with the underwriters that we and they will not, among other things, offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of Bear Stearns and Morgan Stanley, we and these other persons may be released from this obligation by Bear Stearns and Morgan Stanley in their sole discretion in whole or in part at any time with or without notice. Additionally, pursuant to a stockholders agreement, all holders of Class A common stock immediately preceding the closing of this offering will be generally subject to a 180-day lock-up following the offering. After completion of this offering, there will be              shares of Class A common stock issued and outstanding, or              shares of Class A common stock if the underwriters exercise their over-allotment option in full. All of the shares of the Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than our “affiliates” (within the meaning of Rule 144 under the Securities Act) immediately upon completion of this offering.

After completion of this offering, we intend to register with the SEC approximately                          shares of Class A common stock (or             % of our total outstanding shares of Class A common stock after giving effect to the reserved shares) for issuance upon exercise of options granted under our 2002 Stock Option Plan and our Omnibus Stock Plan. Once we register these shares of Class A common stock, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. We also plan to register the shares of Class A common stock issuable under our Stock Purchase Plan. See “Shares Eligible for Future Sale—Additional Registration Statement.”

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, we have not allocated these net proceeds for specific purposes and cannot assure you that we will use these funds in a manner of which you would approve. See “Use of Proceeds.”

PROPOSED REORGANIZATION

As of the date hereof, we operate as the ISE. We have obtained approval from our existing stockholders to reorganize into a holding company and do not anticipate seeking further stockholder approval after the completion of this offering. We also submitted a request on June 28, 2004 to the IRS for a private letter ruling relating to the treatment of the proposed reorganization under U.S. federal income tax law. In addition, the reorganization is subject to satisfaction of a number of other conditions, including receipt of SEC approval. We do not currently anticipate receiving a decision from the IRS, whether favorable or not, until after completion of this offering. We also cannot give you any assurances that we will obtain a favorable ruling from the IRS or satisfy the conditions to the reorganization, including approval from the SEC. If we do not receive a favorable ruling from the IRS or fail to satisfy the conditions to the reorganization, including approval from the SEC, we will not reorganize into a holding company, and we will continue to operate as the ISE. Assuming that we receive a favorable ruling from the IRS and satisfy the conditions to the reorganization, including approval from the SEC, we intend to effect the proposed reorganization as soon as practicable after completion of this offering. We have requested a ruling from the IRS to provide comfort that the reorganization qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or the Code. If received, the requested ruling would confirm that holders of our Class A common stock will not recognize gain or loss and we will not recognize gain or loss as a result of the reorganization. Because we cannot predict when, if at all, these conditions will be satisfied, the reorganization may occur following the completion of the offering or may not occur at all.

It is currently contemplated that the reorganization would occur as follows: a holding company, ISE Holdings, will be formed and ISE LLC will be formed as a wholly owned subsidiary of ISE Holdings. It is possible that the reorganization may be structured differently as the result of regulatory or tax concerns.

The ISE will merge into ISE LLC. As a result of this merger, the shares of Class A common stock and options exercisable for our shares of Class A common stock will be converted into shares and options, respectively, of common stock of ISE Holdings and the shares of Class B common stock, which we refer to as Class B memberships, will be converted into Class B memberships granted under ISE LLC’s operating agreement. Following consummation of the merger, our Class A common stockholders will own the same percentage of ISE Holdings common stock that they owned of Class A common stock immediately prior to this merger. The Class B memberships held prior to the reorganization will remain the same following the reorganization except that they will not be entitled to payment upon our liquidation. Currently, the holders of Class B common stock are entitled to an amount equal to the par value of the Class B common stock, or $.01 per share, in the event of a liquidation, dissolution or winding up of the ISE. The Class B memberships granted to our members under ISE LLC’s operating agreement will provide the right to trade on our exchange, the right to elect six of ISE LLC’s 15 directors and certain “core rights.” See “Description of Capital Stock.”

ISE Holdings’ stockholders who also hold Class B memberships in ISE LLC may have interests that are different from the interests of the holders of ISE Holdings’ common stock who do not also own the Class B memberships associated with the exchange. See “Risk Factors—We derive a substantial portion of our revenues ....” on page 10.

As a result of the reorganization, ISE Holdings will operate as a holding company, while ISE LLC will conduct the business and operations of our exchange. ISE LLC, as our successor, will be a “national securities exchange” registered under Section 6 of the Exchange Act. We believe a holding company structure is important for us as a public company as it will provide us with greater organizational flexibility, facilitate our access to the capital markets, promote new business opportunities, facilitate future acquisitions and the formation of strategic alliances and create a framework for future growth. The structure will allow us to engage in these activities and maintain our exchange, ISE LLC, as a separate and distinct regulated entity.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, expressed or implied, by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “will likely continue,” “will likely result” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially, and we undertake no ongoing obligation, other than that imposed by law, to update these statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are urged to carefully consider these factors and the “Risk Factors” that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements. Forward-looking statements include, without limitation, statements concerning:

•	our proposed reorganization;

•	our offering of new products including index options and market data products;

•	our continuing to offer a competitive price in options trading;

•	growth of our market share;

•	our future results of operations and financial conditions;

•	our business strategies;

•	market and general economic conditions;

•	the risks associated with potential acquisitions or alliances by us;

•	our protection or enforcement of our intellectual property rights;

•	our ability to keep up with rapid technological change;

•	our plans, goals, intentions, expectations and beliefs concerning diversification and growth of our revenues through expansion of our business and pursuit of strategic alliances and acquisitions to enhance our business, as set forth in “Business—Our Growth Strategy” and related summaries;

•	changes in the laws and regulations governing our business and operations or permissible activities; and

•	changes in availability of capital.

Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading “Risk Factors.” We operate in a changing environment in which new risk factors can emerge from time to time. It is not possible for management to predict all possible risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the shares of our Class A common stock offered by us will be approximately $             million, after deducting the underwriting discounts and estimated expenses of this offering and assuming we sell the shares of our Class A common stock for $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option with us in full, we estimate that the net proceeds to us will be approximately $             million. We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock, to fund a required payment of $21.3 million that will come due under a software license agreement, facilitate our future access to public equity markets, enhance our ability to incentivize our employees with equity-linked compensation programs and provide increased visibility in a marketplace in which a number of our current and potential competitors are or may become publicly held companies. A public market for our Class A common stock will also facilitate our use of our Class A common stock as an acquisition currency. However, currently we have no plans for specific acquisitions. Other than the payment to be made under the software license agreement as described above, we currently have no specific plans for the use of the net proceeds of this offering. We anticipate that we will use the net proceeds received by us from this offering for general corporate purposes, including working capital. In addition, we may use a portion of the proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. Our management will have broad discretion over how we use the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds from this offering in highly liquid, interest-bearing investment grade securities.

DIVIDEND POLICY

As we have in the past in connection with prior sales of our Class B-2 memberships, we intend to pay special dividends on our Class A common stock to our Class A stockholders of record in connection with any future sales of our remaining unsold 18 Class B-2 memberships. However, we otherwise do not intend to pay any regular dividends after completion of this offering. Aside from the payment of such special dividends, we intend to retain all available funds and any future earnings to fund the continued development and growth of our business. Any other payments of cash dividends in the future will be at the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual restrictions, and other factors our board of directors may deem relevant. Our board of directors’ ability to declare a dividend is also subject to limits imposed by the DGCL and the SEC. Our rules require that any revenue we receive from regulatory fees or regulatory penalties not be used to pay dividends to the holders of our Class A common stock. The amounts of such regulatory fees and penalties have not been material to date.

In September 2003, we declared a $2.50 special dividend per share on our Class A common stock to our Class A stockholders of record, which represented a distribution of $8.9 million. This special dividend reflected the proceeds of the cash we received from the sale of Class B-2 memberships in 2003, net of success bonuses that we paid to our officers and certain directors in connection with the completion of that sale and taxes we paid on the proceeds. In May 2004, we declared a special dividend of $3.10 per share on our outstanding Class A common stock, or $11.1 million, which was paid to our Class A stockholders on June 30, 2004. This second special dividend reflected the proceeds we received as of June 30, 2004 from the sale of Class B-2 memberships sold in 2003 under installment agreements and the 12 Class B-2 memberships we sold during the three-month period ended March 31, 2004 net of success bonuses that we paid to our officers and certain directors in connection with completion of that sale, and taxes we paid on the proceeds.

Our board of directors has declared a special cash dividend of $3.15 per share of our Class A common stock in the aggregate amount of $11.2 million payable to Class A stockholders of record prior to the completion of the offering. This special dividend represents the remaining cash to be received under the installment sales of Class B-2 memberships consummated in 2003, net of success bonuses of $1.2 million to be paid to our officers and certain directors in connection with the successful completion of those sales and taxes of $10.2 million to be paid on the proceeds. Investors purchasing shares of our Class A common stock in the offering will not be entitled to this dividend. See “Certain Relationships and Related Transactions—Special Dividends” and “History of Significant Corporate Transactions—Sales of Additional Class B-2 Memberships.”

In addition, prior to the completion of this offering, we intend to declare a special stock dividend of          shares of Class A common stock per share of Class A common stock to Class A stockholders of record as of a date prior to the completion of this offering. This stock dividend will be designed to have the effect of a stock split at the ratio of          shares per share of Class A common stock, or a         -1 stock split. This stock dividend will not affect the position of our existing Class A stockholders relative to that of stockholders who first purchase shares of Class A common stock in connection with this offering as the proposed stock dividend will be effected on a pro rata basis among current stockholders and will be concluded prior to this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004:

•	without reflecting a stock dividend of per share of Class A common stock that will occur prior to or simultaneously with the completion of this offering, which will be designed to have the effect of a stock split at the ratio of shares per share, or a -1 stock split;

•	on a pro forma basis to reflect the payment of a special cash dividend of $3.15 per share of our Class A common stock in the aggregate amount of $11.2 million payable to Class A stockholders of record prior to the completion of the offering; and

•	on a pro forma as adjusted basis to reflect the sale of shares of our Class A common stock offered by us in this offering at an assumed initial public offering price of $ per share, after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information excludes:

•	410,850 shares of our Class A common stock issuable upon the exercise of options outstanding as of June 30, 2004 with a weighted average exercise price of $13.44;

•	478,150 shares of Class A common stock available for future grants under our Omnibus Stock Plan and 2002 Stock Option Plan (including 30,000 shares of restricted Class A common stock we intend to issue under our Omnibus Stock Plan in connection with the completion of this offering); and

•	150,000 shares of Class A common stock reserved under our Stock Purchase Plan.

You should read this table in conjunction with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

	June 30, 2004
	(in thousands)

	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents (1)	$76,875	$65,626

Stockholders’ equity:
Class A common stock, $0.01 par value, 5,000,000 shares authorized, 3,571,000 issued and outstanding	36	36
Additional paid-in capital	57,296	57,296
Retained earnings	15,614	4,365
Unearned compensation	(41)	(41)

Total stockholders’ equity	72,905	61,656

Total capitalization	$72,905	$61,656

(1)	Included in cash and cash equivalents is $13,764 related to the payment for order flow program and $69 for our marketing fund as of June 30, 2004.

DILUTION

Dilution is the amount by which the price paid by the purchasers of Class A common stock in this offering will exceed the pro forma net tangible book value per share of Class A common stock after completion of this offering. The pro forma net tangible book value per share of Class A common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding on the date the book value is determined. As of June 30, 2004, we had a net tangible book value of $71.8 million, or $20.10 per share. After giving effect to the completion of this offering and the application of the net proceeds therefrom, as well as the payment of a special cash dividend of $3.15 per share of our Class A common stock in the aggregate amount of $11.2 million payable to Class A stockholders of record prior to the completion of the offering, our pro forma net tangible book value as of June 30, 2004 would have been $             million or $             per share. This represents an immediate increase in pro forma net tangible book value to existing Class A stockholders of $             per share and an immediate dilution to new investors of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of June 30, 2004

Increase in pro forma net tangible book value per share resulting from this offering
Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$

Full dilution per share to new investors	$

The following table summarizes, on the pro forma basis set forth above as of June 30, 2004, the difference between the total cash consideration paid and the average price per share paid by existing Class A stockholders and the new investors with respect to the number of shares of Class A common stock purchased from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Class A stockholders		%	$	%	$
Purchasers of Class A common stock in this offering (1)

Total		100.0%		$100.0%	$

(1)	The shares of our Class A common stock sold in this offering include shares to be sold by existing Class A stockholders.

The discussion and tables set forth above also exclude (other than the amount presented in “Full dilution per share to new investors,” which includes): (1) 410,850 shares of our Class A common stock issuable upon the exercise of options outstanding as of June 30, 2004 with a weighted average exercise price of $13.44; and (2) 30,000 shares of restricted Class A common stock we intend to issue under our Omnibus Stock Plan in connection with the completion of this offering.

In addition, as of June 30, 2004, (1) 478,150 shares of Class A common stock were available for future grants under our Omnibus Stock Plan and 2002 Stock Option Plan; and (2) 150,000 shares of Class A common stock were reserved under our Stock Purchase Plan. To the extent these outstanding options and rights are exercised and additional grants are made, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operation plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our Class A stockholders.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma percentage of shares of our Class A common stock held by existing Class A stockholders will decrease to approximately % of the total number of pro forma shares of our Class A common stock outstanding after this offering; and

•	the pro forma number of shares of our Class A common stock held by new investors will increase to , or approximately % of the total pro forma number of shares of our Class A common stock outstanding after this offering.

SELECTED FINANCIAL AND OPERATING DATA

The table set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 2001, 2002 and 2003 set forth below was derived from our audited financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 1999 and 2000 set forth below was derived from our audited financial statements and notes that are not included in this prospectus. The consolidated statements of income/(loss), changes in members’ and stockholders’ equity and cash flows for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated financial statements as of and for the years 2002 and 2003 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial information as of and for the six months ended June 30, 2003 and 2004 set forth below was derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The historical financial information may not be indicative of our future performance and our results of operations for interim periods are not necessarily indicative of the results for the full years or of our future performance.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share data)
Statement of Income/(Loss) Data:
Revenues
Transaction fees	$—	$2,690	$24,430	$48,233	$64,846	$29,977	$41,431
Other member fees	—	4,497	13,420	14,496	21,591	9,667	13,372
Market data	—	795	4,743	9,000	13,221	6,490	8,229
Other	229	195	1,028	1,676	3,400	1,658	816

Total revenues	229	8,177	43,621	73,405	103,058	47,792	63,848

Expenses
Compensation and benefits	6,245	11,591	16,479	18,545	25,776	11,229	15,313
Technology and communication	2,770	12,657	22,881	20,706	20,684	9,769	9,671
Occupancy	1,070	2,226	2,679	3,398	3,662	1,677	1,803
Professional fees	3,892	3,622	3,355	2,348	3,657	1,226	1,972
Marketing and business development	240	272	1,155	3,365	5,560	2,881	1,593
Depreciation and amortization	454	1,434	3,143	2,048	1,402	638	1,018
Other	645	1,242	2,334	3,327	3,808	1,664	2,741
Reorganization (1)	—	—	—	16,083	—	—	—

Total expenses	15,316	33,044	52,026	69,820	64,549	29,084	34,111

Income/(loss) before income taxes	(15,087)	(24,867)	(8,405)	3,585	38,509	18,708	29,737
Provision for income taxes (2)	—	—	—	2,767	17,044	8,280	13,399

Net income/(loss)	$(15,087)	$(24,867)	$(8,405)	$818	$21,465	$10,428	$16,338

Cash dividend per common share	—	—	—	—	$2.50	—	$3.10

Earnings/(loss) per share: (2)
Basic	$—	$—	$—	$0.34	$6.01	$2.92	$4.58
Diluted	—	—	—	$0.33	$5.78	$2.81	$4.33
Weighted average number of shares outstanding: (2)
Basic	—	—	—	2,397	3,571	3,571	3,571
Diluted	—	—	—	2,457	3,713	3,712	3,770

(1)	In April 2002, we commenced a reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, cancelled a revenue sharing arrangement, and created a stock option plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our 2002 Reorganization.”
(2)	We were a New York limited liability company (International Securities Exchange LLC) from the date of our inception until our demutualization on April 30, 2002 and as such, did not have any common stock outstanding. During that period, all income and loss was attributed to our limited liability company members. From May 1, 2002 to date, we have been a Delaware corporation responsible for the payment of all federal and state corporate income taxes.

	December 31,					June 30,
	1999	2000	2001	2002	2003	2004
		(in thousands)				(unaudited)
Statement of Financial Condition Data:
Cash and cash equivalents(1)	$3,203	$3,267	$15,237	$48,182	$65,687	$76,875
Total assets	13,732	23,005	36,131	78,171	139,480	193,127
Total liabilities	2,422	5,562	26,093	23,279	71,901	120,222
Stockholders’ equity	11,310	17,443	10,038	54,892	67,579	72,905

(1)	Included in cash and cash equivalents is $8,454, $6,782, $7,213 and $13,764 related to the payment for order flow program and $1,590, $2,267, $519 and $69 for our marketing fund as of December 31, 2001, 2002, 2003 and June 30, 2004, respectively.

	Year Ended December 31,				Six Months Ended June 30,
	2000	2001	2002	2003	2003	2004
Trading Statistics:(1)
Total U.S. industry average daily equity options contracts traded (in thousands)	2,670	2,914	2,817	3,295	3,081	4,380
Our average daily equity options contracts traded (in thousands)	50	264	604	972	870	1,423
Our market share of equity options contracts traded	1.9%	9.0%	21.5%	29.5%	28.2%	32.5%

(1)	Source: The OCC; in February 2000, we received SEC approval to become an exchange and in May 2000, we formally commenced trading.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a fully electronic securities exchange. Our exchange provides a trading platform in listed equity options and related services that are designed to improve the market for equity options and the speed and quality of trade execution for our members.

Our Business Environment

The securities industry has experienced an increasingly challenging business, economic and regulatory environment in recent years. During the past ten years, the major U.S. securities markets and indices have experienced strong and rapid growth followed by severe declines. Factors such as a weak and uncertain economic climate, declines in overall market capitalization, ongoing geopolitical turmoil and corporate and accounting concerns have resulted in particular market uncertainty. Some of these factors continue to influence the current economic environment. Beginning in the second half of 2003 and into the first quarter of 2004, the economy began a recovery as reflected in improved corporate earnings, higher equity prices, industry-wide announcements of mergers and acquisitions and increased equity underwritings. However, conditions in the second quarter of 2004 moderated, reflecting concerns about the sustainability of the recovery caused by such factors as record oil prices, tightening monetary policy by the U.S. Federal Reserve and declines in equity markets indices.

Within the U.S. options industry, contract trading volume increased at a compound annual rate of 20% between 1993 and 2003. We believe this robust growth in trading volumes within the industry is primarily attributable to increased trading activity by institutional and retail investors, ongoing deployment of technology within the options industry, increasing public familiarity with options trading and beneficial changes to the market structure and enhanced competition levels within the industry as a result of our launch in 2000. This strong growth has continued into the first quarter of 2004; however, the second quarter of 2004 has reflected a slowdown in industry volume. We believe this slowdown is due, in part, to normal seasonality. Our volumes have decreased since the first quarter of 2004; however, our market share of industry trading volume continues to increase. We believe this reflects the competitive advantages of our business and the positive experience members have trading on our exchange. Despite the current seasonal declines, we believe the exchange-traded options industry will continue to grow.

Our business has grown substantially since we began operations in May 2000. Our revenues have grown from $43.6 million in 2001 to $103.1 million in 2003. We attribute this growth to our innovative market structure, lower transaction fees to our members, a higher level of service and increased overall industry trading volumes.

Our business is primarily transaction-based, and decreases in trading volume could harm our business and profitability. We currently face substantial competition from the five other options exchanges now operating in the United States: the CBOE, the AMEX, the PHLX and the PCX, collectively referred to as the traditional floor-based exchanges, and the BOX. The traditional floor-based exchanges have recently made important changes in their operations that threaten to curb the growth of, or reduce, our trading volume. Since the beginning of 2003, all of the traditional floor-based exchanges have introduced, or announced their intention to introduce, electronic trading capabilities to operate in tandem with their trading floors. Price competition has ensued among all exchanges as the traditional floor-based exchanges have begun implementing more extensive electronic trading capabilities. In addition, the BOX began operations as the only other fully electronic exchange in February 2004. Because of the BOX’s brief operating history, it is not yet clear whether the electronic exchange model that the BOX has adopted will be able to compete successfully with the other options exchanges, including the ISE.

How We Generate Revenue

Our revenues are derived primarily from transaction fees generated from trades executed by members on our exchange, other member fees and market data fees:

•	Transaction fees account for a majority of our revenues. Transaction fees consist of fees we charge to members for execution and comparison of trades.

•	Other member fees include revenues from the sale of Class B-2 memberships, which give purchasers the right to act as CMMs, as well as certain other privileges on our exchange. Also included are software and access fees we charge our members for accessing our exchange and executing buy and sell orders for equity options contracts. We anticipate selling all of the remaining unsold 18 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of such Class B-2 memberships and cannot assure that any such sales will occur.

•	Market data fees represent the sale of our transaction information, often referred to as market data, through OPRA. OPRA is the U.S. options industry’s securities information processor for market information that is generated by the trading of options in U.S. securities. As a participant exchange, we sit on a committee with other participating exchanges that administers OPRA’s Plan for the Reporting of Consolidated Options Last Sale Reports and Quotation Information, or the Plan.

Efficiencies have enabled us to charge transaction fees that are among the lowest in the industry. We believe that our position as a market leader in establishing low transaction fees currently provides us with a significant advantage relative to our competitors and, based on our volume-based transaction fee schedule, will continue to provide such advantages even as we reduce our fees at higher trading volumes. Although competition is intensifying, we believe that our low-cost all-electronic structure will enable us to maintain this competitive advantage for the near future.

We are in the early stages of developing new products, such as options trading based on equity indices. We have recently implemented the technological and regulatory foundation to trade index options and have listed three index options. To date, revenues generated from index options have not been material and we do not expect such revenues to be material in the near future. We are also assessing the potential for revenue derived from selling data generated by market activity on our exchange. In addition, we are researching new trading functionalities, including split-price trading, a solicitation mechanism and delta-neutral functionality. We believe these new functionalities will offer institutional investors in particular an enhanced trading experience and thereby stimulate further increases in our trading volume. See “Business—Our Growth Strategy.”

Our 2002 Reorganization

In April 2002, we commenced a strategic reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, canceled a revenue sharing arrangement and created a stock option plan. Excluding the capital distribution referred to below, we incurred a charge of $16.1 million in 2002 in connection with this reorganization. The following steps were performed in chronological order:

•	We recorded a capital distribution of $1.7 million to our limited liability company investors to allow them to pay tax on income from us in accordance with our limited liability company agreement. This distribution was made in March 2003 and was calculated assuming an effective income tax rate of approximately 45%.

•	We completed a demutualization, converting our limited liability company members’ interests, which represented both equity interests and trading rights, into Class A common stock (equity interests) and Class B memberships (trading rights). This allowed our limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. The conversion created shares of Class A common stock, which represent equity and voting rights. We also created Class B-1, Class B-2 and Class B-3 memberships, which represent the right to trade on our exchange and limited voting rights. Our Class B-1, Class B-2 and Class B-3 memberships do not convey any equity interests. We incurred fees of $1.0 million related to the demutualization.

•	We converted from a New York limited liability company to a Delaware corporation.

•	We raised net proceeds of $24.7 million from existing investors through the issuance of Class A common stock to them.

•	We issued Class A common stock to the then-current owners of Exchange Technology Corporation, or ETC, an affiliate of ours, for purposes of canceling a revenue sharing agreement. Under this agreement, we had agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indices are traded, through ETC. We incurred a charge of $5.6 million related to the cancellation of this agreement. See “History of Significant Corporate Transactions—The Private Placement and Cancellation of ETC Agreement.”

•	As part of our reorganization, we created a stock option plan and issued options on our Class A common stock to our officers and certain directors, as well as certain employees of ETC. These options were issued with an exercise price significantly less than the estimated fair market value of the underlying shares of Class A common stock on the date of grant in order to recognize that equity awards could not have been granted when we were originally formed as a limited liability company. In addition, we granted the majority of the options authorized by our board of directors at the time of the 2002 reorganization with a vesting provision retroactive to each officer’s date of hire as opposed to a vesting start date of the option grant. Accordingly, we incurred a charge of $9.5 million.

Sale of Class B-2 Memberships

During 2003, we sold 30 Class B-2 memberships for $1.5 million each and during the first six months of 2004, we sold an additional 12 at the same price. Certain Class B-2 memberships sold in 2003 were paid in full on the purchase date, while others are payable in annual installments. However, each related purchase agreement grants immediate Class B-2 memberships upon consummation of the agreement. In 2003, we received $18.0 million under the agreements and during the six months ended June 30, 2004, we received $22.4 million. We anticipate receiving $7.0 million in 2005, $9.6 million in 2006 and $6.0 million in 2007 under the installment plan for Class B memberships sold in 2003. Prior to the completion of the offering, our board of directors expects to dividend the net proceeds we expect to receive under the installment plan.

We recognize revenue from the sale of Class B-2 memberships over an estimated useful life of six years on a straight line basis. In 2003 and the first six months of 2004, we recognized related revenue of $5.4 million and $4.7 million, respectively.

OMX

All of our market participants have their orders matched using exchange trading technology developed for our exchange by us in collaboration with OMX. OMX specializes in developing electronic exchanges and has delivered electronic trading systems to a number of international exchanges and clearing houses. Our central exchange system is an enhanced version of OMX’s standard trading software platform, modified to include functionality we designed to accommodate the complexities of options trading strategies and U.S. securities regulations.

We currently have two main contracts with OMX—a DLA and Support Agreement:

•	DLA—Under the DLA, OMX granted us a license to use its exchange software and trading application. In September 2003, we expanded the scope of the DLA to grant us a broadened license for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. We agreed to pay OMX a fee based on each contract we traded in exchange for the original license. We paid a fixed amount for the broadened license. In June 2004, we renegotiated our DLA and agreed to pay OMX $27.7 million to eliminate the fee per contract of which $21.3 million is due in October 2004 with the remaining to be paid over the next 7 years. We have capitalized this obligation, amortizing it over an estimated life of seven years, and recorded a related liability. We intend to use a portion of the proceeds from the offering for this payment.

•	Support Agreement—Under this agreement, OMX is obligated to provide us with customer service and support with respect to our use and operation of the software that OMX licensed and adapted pursuant to the DLA. OMX is further obligated to develop and deliver releases or enhancements to such software. The support agreement is in force for the next seven years. We have agreed to pay OMX a minimum of $11.1 million over the next seven years for this support.

Fixed and Variable Expenses

Our expense structure is predominantly fixed. However, there are some variable components that fluctuate with transaction volumes. In addition, we incur certain costs in anticipation of certain transaction volume levels. If demand for our services should decline suddenly and we are unable to adjust our fixed cost base on a timely basis, it could have a material adverse effect on our operating results and financial condition. In addition, we may continue to make significant expenditures related to technological innovations over long periods of time, so that our operating margins and profitability could be adversely affected.

Sources of Revenues

Our revenues are comprised of transaction fees, other member fees, market data fees and other revenues:

Transaction fees

Transaction fees have accounted for, and continue to account for, a majority of our revenues. Transaction fees consist of fees we charge to our members for execution and comparison of trades as well as surcharges for trading licensed products and are recorded as transactions occur on a trade-date basis. We generally charge transaction fees on each side of a buy or sell transaction, or on a per-side basis.

The execution fee varies based upon the overall trading volume on our exchange. As our ADV rises above certain levels, the execution fee for all of our members is reduced. Therefore, as our volumes have increased, this fee has decreased from $0.24 per side in 2001 to $0.20 in 2003 and $0.18 for the six months ended June 30, 2004.

At times, we have reduced or waived certain fees for a period of time in order to attract specific segments of the options trading business, to promote specific products or to address competitive pricing pressures in the marketplace. For example, we do not charge our members for executing non-broker-dealer customer orders on our exchange. Non-broker-dealer customer orders are transactions submitted on behalf of a member’s customer as opposed to firm proprietary orders, which members submit on behalf of their own trading business. Non-broker-dealer customer orders comprised 24.9% of our total sides in 2001, 31.5% in 2002, 35.7% in 2003 and 37.8% for the six months ended June 30, 2004. Therefore, increases in our non-broker-dealer customer orders reduce our average revenue per side.

Transaction fees can fluctuate significantly based upon trading volumes, pricing changes and the proportion of non-broker dealer customer volume in the trading mix. Since the trading volume of options is largely based upon the equity security underlying the options contract, our transaction fee revenues may be impacted by fluctuations in the overall volumes and volatility in the markets the underlying stock’s trading volume. Also, our transaction fee revenues may be impacted by volatility of the overall volumes and volatility of the U.S. exchange-listed and over-the-counter, or OTC, stock markets.

We continue to evaluate our product pricing and may make further reductions or waivers of fees, which may negatively affect our revenues.

Other Member Fees

Other member fees represent:

•	Fees for connectivity and access to our exchange;

•	Revenue from the sale of Class B-2 memberships;

•	Fees for use of our communications network, equipment and trading software; and

•	Regulatory and administrative fees.

Access and regulatory and administrative fees are primarily affected by the number of participants that become members of our exchange. Connectivity fees vary based on the number of users logging into our trading system from our member firms. Communication, equipment and software fees vary based on capacity requirements that are dictated by the number of quotes, or orders, and related updates that members submit to our trading system.

Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis. Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis to cover our costs for surveillance systems and staff and recognized over a twelve month period. Deferred revenue from the sale of Class B-2 memberships is recognized over six years.

During 2003, we sold 30 Class B-2 memberships and during the first six months of 2004, we sold 12. We recognize revenue from these sales over six years on a straight line basis. These Class B-2 memberships were sold for $1.5 million per Class B-2 membership pursuant to separate purchase agreements. We anticipate selling all of the remaining unsold 18 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of such Class B-2 memberships and cannot assure any such sales will occur.

Market Data Fees

Market data fees represent the sale of our transaction information, often referred to as market data, through OPRA. Revenue is recorded as transactions occur on a trade-date basis. OPRA gathers market data from various options exchanges and, in turn, sells this market data to third parties. As a participant exchange, we sit on a committee with other participant exchanges that administers the Plan. Revenue generated by OPRA from the sale of market data is shared among OPRA’s participants according to the relative number of trades executed by each of the participant exchanges. A trade consists of a single transaction, but may consist of several contracts. Market data revenue generated by OPRA is calculated on a per trade basis and not based on the underlying number of contracts.

Other Revenues

Other revenue is comprised primarily of:

•

Revenue associated with our marketing fund program. We make payments for discretionary business development activities to attract order flow to our exchange. Under this program, which was discontinued in July 2002, we assessed fees to our market makers. We currently distribute the amounts remaining from those fees under general rules and guidelines established by the market makers, at our discretion. Accordingly, we reflect the assessments and payments on a gross basis where marketing fund revenues we recognize are offset dollar-for-dollar by expenses that we recognize and that are associated with payments we make from this fund.

•	Interest income generated from short-term money market accounts.

•	Realized and unrealized gains and losses from our securities owned. Our securities owned are comprised of mutual funds for our long-term incentive compensation plan which vests over three years. Changes in the value of our securities owned for the vested portion of the plan are offset dollar-for-dollar by expenses or credits to our compensation and benefits expense. We are at risk for changes in the value of the unvested portion of the plan.

Components of Expenses

Compensation and Benefits

Employee compensation and benefits expense includes salaries, incentive compensation and related employee benefits and taxes. Salaries and incentive compensation account for the majority of our compensation and benefits expense. Virtually all of our employees receive annual incentive compensation and participate in our long-term performance-based profit sharing plan, both of which are based on our overall operating results as well as their individual performance. As a result, a portion of this expense fluctuates based on our operating results. In connection with this offering, we expect to have higher incentive compensation costs in 2004 for one-time awards to employees to recognize the success of our business and to reflect anticipated additions of personnel. In addition, we intend to change our current long-term performance-based profit sharing plan to a stock based plan in connection with our offering, which will likely result in higher expenses than our previous incentive compensation.

Technology and Communication

Technology and communication expense consists primarily of costs associated with maintenance of and enhancements to our central trading system, network connections to our members, our office communication and software and equipment expenses. Costs associated with our central trading system account for the majority of this expense and are comprised of a licensing fee based upon usage and maintenance of software from OMX. We license our central trading system from OMX under a multi-year contractual relationship and, prior to June 30, 2004, paid a fee per each transaction executed on our exchange. We also pay for costs for enhancements and maintenance of the system. We recently renegotiated and eliminated the per transaction fee with OMX and replaced it with a fixed fee. Technology and communication expense generally fluctuates based upon long-term trends in our business activity. Certain elements of this expense, which we incur in anticipation of certain transaction volume levels, have both a fixed and variable nature. Once we incur these expenses initially, we may not incur them going forward on a recurring, annual basis. As a result of the importance of our systems to the viability of our business, we continue to invest heavily in areas such as system capacity and reliability, increased functionality and performance and security. We also must modify our systems from time to time to comply with various regulatory requirements. The expenses we incur for these modifications may vary substantially from period to period.

Occupancy

Occupancy costs consist primarily of rent, maintenance and utilities for offices and facilities for our corporate headquarters in downtown New York City and our back-up facilities located in Jersey City, New Jersey. A portion of our primary lease in New York City expires in 2014, and another portion expires in 2009. We continually review our occupancy needs in light of our headcount growth as well as factors that affect our computer operations and disaster recovery needs.

Professional Fees

Professional fees consist of technology consulting, legal, regulatory and accounting fees. These expenses fluctuate as a result of changes in our requirements for major undertakings that require the use of professional services. Certain expenses, such as those related to new business initiatives, may be made at the discretion of our management and may fluctuate from year to year.

Marketing and Business Development

Marketing and business development expense consists of advertising, public relations and product promotion campaigns that are initiated to promote brand awareness as well as existing and new products and services. This expense also includes seminar, conference and convention expenses related to trade shows and other industry events. These expenses may vary based upon management’s discretion. Also included are expenses we recognize under our marketing fund program. As discussed in “—Sources of Revenues—Other Revenues” above, marketing fund expenses are offset dollar-for-dollar by revenues we recognize that are associated with payments we make from this fund.

Depreciation and Amortization

Depreciation and amortization expense results primarily from the amortization of software licenses and leasehold improvements, as well as depreciation of the fixed assets we purchase.

Other Expenses

Other expenses consist primarily of licensing fees we pay for our members to trade options on exchange traded funds, board of directors expenses, travel and entertainment related costs, general office expenses and liability insurance premiums.

Provision for Income Taxes

Provision for income taxes is based on the application of prevailing federal, state and local tax rates. The difference between our effective tax rate and the statutory tax rate may vary from period to period, but primarily results from state and local taxes and the effect of certain non-deductible expenses. Prior to our 2002 reorganization, we were a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and loss were allocated to our limited liability company members. After our 2002 reorganization, in which we converted from a limited liability company to a corporation, we filed a consolidated tax return for federal, state and local income tax purposes. We do not believe our proposed reorganization, if effected, will have a material effect on our future effective tax rate or on our future financial results.

Public Company Expenses

As a public company, we will be subject to the requirements of the Sarbanes-Oxley Act of 2002, which may require us to incur significant expenditures in the near term to establish systems and hire and train personnel to comply with these requirements. In addition, as a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees as well as additional marketing and investor relations expenses. We also may be required, pending the finalization of an exposure draft from the Financial Accounting Standards Board, or FASB, on accounting for stock compensation, to record compensation expense based on the fair value of options issued to employees. Currently, we are only required to record compensation expense to the extent that the fair value of our Class A common stock exceeds the exercise price of the options at the measurement date. See “—Recent Accounting Pronouncements.”

Financial Overview

Our revenues have been directly impacted by trading volumes of equity options on our exchange. Our profitability depends to a significant extent on our ability to attract and retain trading volumes. We derive revenues on both a per-side and per-trade basis, depending upon the source of revenue. The transaction fees we receive for trade execution are determined on a per-side basis. Market data fees are determined on a per-trade basis.

The following table presents key transaction volume information, as well as other selected operating information for the periods presented. A description of how we calculate our market share, our trading volumes and other operating measures is set forth below.

Key Statistical Information

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Trading days	248	252	252	124	124
Average daily trading volume (contracts):(1)(2)
Total U.S. industry equity options traded (in thousands)	2,914	2,817	3,295	3,081	4,380
Our equity options traded (in thousands)	264	604	972	870	1,423
Our market share of equity options traded	9.0%	21.5%	29.5%	28.2%	32.5%
Our member total trading volume (sides, in thousands):(3)
Customer	32,575	95,843	174,798	73,551	133,423
Firm proprietary	7,513	20,281	39,257	18,875	25,497
Market maker	90,624	188,419	275,702	123,277	193,941

Total	130,712	304,543	489,757	215,703	352,861
Our market share of total industry trading:(4)
Customer	4.8%	13.9%	21.3%	19.5%	25.4%
Firm proprietary	4.6%	11.6%	17.8%	17.6%	19.9%
Market maker	12.7%	27.1%	35.6%	34.6%	36.7%
Revenue:
Average transaction fee per side(5)	$0.19	$0.16	$0.13	$0.14	$0.12
Average transaction fee per revenue side(6)	$0.24	$0.22	$0.20	$0.20	$0.18
Our Trades:(7)
Average contracts per trade	16.0	17.1	17.8	17.7	17.6
Average trades per day (in thousands)	16.4	35.4	54.8	49.2	80.7
Total number of trades (in thousands)	4,076	8,909	13,801	6,104	10,007
Our Listed Issues:(8)
Average number of issues traded during the period	332	500	560	541	630
Our Members (average trading during the period):
PMMs	10	10	10	10	10
CMMs	57	79	110	104	133
EAMs	45	69	89	84	97

Total	112	158	209	198	240
Employees at end of period	103	125	137	138	152

(1)	Represents single counted contract volume. For example, a transaction of 500 contracts on our exchange is counted as a single 500 contract transaction for purposes of calculating our volumes, even though we may receive transaction fees from parties on both sides of the transaction, one side of a transaction, or in some cases, neither side of a transaction.
(2)	Our market share is calculated based on the number of contracts executed on our exchange as a percentage of total industry contract volume.

(3)	Represents each side of a buy or sell transaction. For example, a transaction of 500 contracts on our exchange is counted as two sides of 500 contracts, representing a buy and a sell transaction. We do not receive transaction fees from non-broker-dealer customer sides, which accounted for 37.8% of our total sides for the six months ended June 30, 2004. Non-broker-dealer customer orders comprised 24.9% of our total sides for 2001, 31.5% for 2002, 35.7% for 2003 and 34.1% and 37.8% for the six months ended June 30, 2003 and 2004 respectively.
(4)	Represents our market share of total U.S. industry equity trading for members trading on our exchange based on trading volume.
(5)	Average transaction fee per side is calculated by dividing our transaction fees of $24.4 million, $48.2 million, $64.8 million, $30.0 million and $41.4 million for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004, respectively, by the total number of sides executed on our exchange. We have not charged our members for executing non broker-dealer customer orders on our exchange since our inception. This has amounted to waivers of $2.7 million in 2001, $6.9 million in 2002, $12.8 million in 2003 and $5.4 million and $10.1 million for the six months ended June 30, 2003 and 2004 respectively. Comparing our average transaction fee per side to our average transaction fee per revenue side reflects the negative effect of our fee waivers on our revenues, on a per side basis.
(6)	Our average transaction fee per revenue side reflects the transaction fee we charge to our market participants per our publicly available and SEC approved pricing schedule.
(7)	Members can have several contracts per trade. Trades represent the number of trades cleared through OCC. Market data revenue is generated on a per trade basis, not on a contract basis.
(8)	By “issues” we mean the number of securities underlying our options. We trade multiple options series on each underlying security.

We derive our data from our own records and data for the markets in which we compete from information published by or prepared for OCC and OPRA.

Results of Operations

The following table sets forth our consolidated statements of income data for the periods presented as a percentage of total revenue:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2001	2002	2003	2003	2004
Revenues:
Transaction fees	56.0%	65.7%	62.9%	62.7%	64.9%
Other member fees	30.8%	19.7%	21.0%	20.2%	20.9%
Market data	10.9%	12.3%	12.8%	13.6%	12.9%
Other	2.3%	2.3%	3.3%	3.5%	1.3%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Compensation and benefits	37.8%	25.3%	25.0%	23.5%	24.0%
Technology and communication	52.5%	28.2%	20.1%	20.4%	15.1%
Occupancy	6.1%	4.6%	3.6%	3.5%	2.8%
Professional fees	7.7%	3.2%	3.5%	2.6%	3.1%
Marketing and business development	2.6%	4.6%	5.4%	6.0%	2.5%
Depreciation and amortization	7.2%	2.8%	1.3%	1.3%	1.6%
Other	5.4%	4.5%	3.7%	3.5%	4.3%
Reorganization	—	21.9%	—	—	—

Total expenses	119.3%	95.1%	62.6%	60.9%	53.4%
Income/(loss) before provision for income taxes	(19.3)%	4.9%	37.4%	39.1%	46.6%
Provision for income taxes	—%	3.8%	16.5%	17.3%	21.0%

Net income/(loss)	(19.3)%	1.1%	20.9%	21.8%	25.6%

Six months ended June 30, 2004 versus six months ended June 30, 2003

Overview

Net income increased 56.7% from $10.4 million for the six months ended June 30, 2003 to $16.3 million for the comparable period in 2004, primarily due to increased trading volumes and higher revenue from the sale of additional Class B-2 memberships. Our expenses increased 17.3% from $29.1 million for the six months ended June 30, 2003 to $34.1 million for the comparable period in 2004 primarily due to higher incentive compensation and increased headcount.

Revenues

Transaction Fees

Transaction fee revenues increased 38.2% from $30.0 million for the six months ended June 30, 2003 to $41.4 million for the comparable period in 2004, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including:

•	Industry ADV for equity options for the six months ended June 30, 2004 increased 42.1% from the comparable period in 2003. Our ADV increased 63.6% over the same period and our market share increased from 28.2% to 32.5%.

•	The average number of members who executed transactions on our exchange increased from 198 during the six months ended June 30, 2003 to 240 for the comparable period in 2004. This was primarily due to the sale of additional Class B-2 memberships to CMMs.

•	The average number of issues available to trade on our exchange increased from 541 during the six months ended June 30, 2003 to 630 during the comparable period in 2004.

•	Our overall market share of market maker and firm proprietary sides of equity options executed on all U.S. options markets increased from 34.6% and 17.6%, respectively, for the six months ended June 30, 2003 to 36.7% and 19.9%, respectively, for the comparable period in 2004. There are two sides to each options transaction. “Market maker sides” refers to sides that PMMs or CMMs execute; “firm proprietary sides” refers to sides that broker-dealers other than PMMs or CMMs execute, generally transactions by non-market makers for their proprietary trading accounts.

Our average transaction fee per side decreased 15.5% from $0.14 for the six months ended June 30, 2003 to $0.12 for the comparable period in 2004. This decrease was due to several factors including:

•	A decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an embedded discount that reduces transaction fees for all of our members as the ADV on our exchange increases. Our average transaction fee per revenue side, as set forth in our pricing schedule, decreased from $0.20 for the six months ended June 30, 2003 to $0.18 for the comparable period in 2004 due to our increased volumes.

•	Increase in customer sides. We currently do not charge any fees for customer transactions. These transactions represented 34.1% of all sides executed on our exchange during the six months ended June 30, 2003 compared to 37.8% for the comparable period in 2004. However, overall revenues generated from increased market maker and firm proprietary sides, on which we do charge transaction fees, more than offset the increase in customer sides and the decrease in average transaction fee per side.

We expect our transaction fee revenues will continue to constitute the largest percentage of our total revenues and continue to fluctuate significantly based upon trading volumes, pricing changes and trading mix.

Other Member Fees

Other member fees increased 38.3% from $9.7 million for the six months ended June 30, 2003 to $13.4 million for the comparable period in 2004. The increase was primarily due to an increase of $3.1 million for recognition of the sale of additional Class B-2 memberships. We recognized revenue from the sale of 30 Class B-2 memberships for the six months ended June 30, 2003 and an additional 12 Class B-2 memberships for the comparable period in 2004. Each Class B-2 membership was sold for $1.5 million and we recognize revenue from the sale over six years on a straight line basis. In addition, our connectivity fees increased $1.3 million due to the additional Class B-2 members. We expect our other member fees to fluctuate based upon the number of members on our exchange as well as the sale of our remaining 18 Class B-2 memberships.

Market Data

Market data revenues increased 26.8% from $6.5 million for the six months ended June 30, 2003 to $8.2 million for the comparable period in 2004. The increase was primarily attributable to a proportionately higher number of trades executed on our exchange as well as increased revenues earned by OPRA during the period. We provide our transaction information to OPRA and we earn a portion of OPRA’s revenue based on our pro-rata share of the total number of trades accounted for by exchanges participating in OPRA. Our number of trades increased 64.0% in the six months ended June 30, 2004 from the comparable period in 2003. We accounted for 27.8% of total industry trades for the six months ended June 30, 2003 compared to 33.9% for the comparable period in 2004. We expect our market data revenues to continue to fluctuate based upon trading volumes.

Other

Other revenues decreased 50.8% from $1.7 million for the six months ended June 30, 2003 to $0.8 million for the comparable period in 2004. The decrease was primarily attributable to lower revenues from our marketing fund, which ended in July 2004. Marketing fund revenues decreased $0.9 million from the six months ended June 30, 2003 versus the comparable period in 2004. Marketing fund revenues are offset dollar-for-dollar by expenses incurred from this fund. In addition, unrealized gains on securities we own decreased $0.1 million from the six months ended June 30, 2003 versus the comparable period in 2004. Offsetting this decrease was an increase of $0.2 million of interest income resulting from our higher cash balances.

Expenses

Compensation and Benefits

Compensation and benefits expense increased 36.4% from $11.2 million for the six months ended June 30, 2003 to $15.3 million for the comparable period in 2004. The increase was primarily due to increased incentive compensation expense for both our annual and long-term plans. The higher expense in the annual plan reflects increased profitability versus the comparable period in 2003. Under our long term incentive compensation plan, each year we grant incentive compensation to our employees that vests over three years. Similarly, we recognize expense related to each year’s grant over three years. Our expenses related to this plan are higher for the six months ended June 30, 2004 as we recognized expenses related to grants made during the three-year period from 2001 to 2003, versus expenses for the six months ended June 30, 2003, which represented grants made during the two-year period from 2001 through 2002. Also contributing to an increase in expense were higher costs as a result of increased headcount to support our growth. Our headcount increased from 138 as of June 30, 2003 to 152 as of June 30, 2004. We expect to incur higher incentive compensation costs in 2004 and in future years for one-time awards to employees to recognize the success of our business and also as a result of further increases in headcount to support anticipated growth and in connection with our new status as a public company. In addition, we intend to change our current long-term plans to a stock based plan in connection with our offering, which will likely result in higher expenses than our previous long-term plan.

Technology and Communication

Technology and communication expense decreased 1.0% from $9.8 million for the six months ended June 30, 2003 to $9.7 million for the comparable period in 2004. Costs related to our core trading system decreased $0.1 million primarily resulting from $0.5 million of lower lease costs for hardware due to favorable rates partly offset by $0.4 million of higher maintenance costs for our systems. Costs related to our communication network decreased $0.9 million primarily from lower leasing costs for equipment due to favorable rates as well as lower levels of leased equipment. In addition, our communication costs have decreased as we continue to direct members to obtain and pay for their own communication lines to our network. Partly offsetting these decreases was an increase of $1.0 million related to higher license fees paid to OMX due to our increased trading volumes as well as continued maintenance and support of our core trading system. Under our new agreement with OMX, our licensing fees are expected to decrease by approximately $5.0 million on an annual basis compared to our historical rates with a corresponding annual increase in depreciation and amortization expense of approximately $4.0 million.

Occupancy

Occupancy expense increased 7.5% from $1.7 million for the six months ended June 30, 2003 to $1.8 million for the comparable period in 2004, primarily due to higher lease expense as a result of expanding our office space to support our growth in headcount. We anticipate these expenses will increase as we continually review our space requirements, specifically related to our computer operations and disaster recovery needs.

Professional Fees

Professional fees increased 60.9% from $1.2 million for the six months ended June 30, 2003 to $2.0 million for the comparable period in 2004. The increase was primarily due to higher technology consulting costs for on-going maintenance and routine enhancements to our trading technology and internal systems as well as higher regulatory costs related to member surveillance responsibilities. As a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees.

Marketing and business development

Marketing and business development expense decreased 44.7% from $2.9 million for the six months ended June 30, 2003 to $1.6 million for the comparable period in 2004. The decrease was due primarily to lower marketing fund activity as well as lower overall spending in this area. As a public company, we expect these costs to increase particularly related to our branding campaigns as we continue to strengthen our name and expand our reach to potential investors.

Depreciation and Amortization

Depreciation and amortization increased 59.8% from $0.6 million for the six months ended June 30, 2003 to $1.0 million for the comparable period in 2004. Amortization of our trading system licenses increased $0.2 million due to the purchase of expanded trading licenses from OMX in September 2003. Depreciation of our furniture and fixtures increased $0.1 million due to additional purchases to support our expanded office space. As a result of the renegotiation of our DLA with OMX, our software amortization will increase by approximately $4.0 million annually with a corresponding decrease in technology and communications expense of $5.0 million annually. In addition, our leasehold improvements amortization may increase as we review our office space requirements.

Other

Other expenses increased 64.7% from $1.7 million for the six months ended June 30, 2003 to $2.7 million for the comparable period in 2004. The increase was primarily due to an increase of $0.7 million in licensing fees we paid for trading options on index-based exchange traded funds as a result of increased trading in these products as well as other increases in general and administrative expenses to support our growth.

Provision for Income Taxes

Our tax provision increased from $8.3 million for the six months ended June 30, 2003 to $13.4 million for the comparable period in 2004 as a result of increased income before taxes. Our effective tax rate increased from

44.3% to 45.1% over the same period primarily due to the loss of certain credits related to our location in downtown New York City. We expect our effective tax rate to remain at approximately 45.0% for the remainder of 2004. We do not believe our proposed reorganization, if effected, will have a material effect on our future effective tax rate or financial results.

Year Ended December 31, 2003 versus December 31, 2002

Overview

Our net income increased from $0.8 million in 2002 to $21.5 million in 2003, primarily due to higher revenues from increased trading volumes and higher revenue from the sale of additional Class B-2 memberships. Excluding our 2002 reorganization charge of $16.1 million, our net income would have increased 27.0% from 2002 to 2003. Our expenses decreased 7.5% from $69.8 million in 2002 to $64.5 million in 2003. Excluding our 2002 reorganization charge, our expenses would have increased 20.1% primarily due to higher incentive compensation and increased headcount.

Revenues

Transaction Fees

Transaction fee revenues increased 34.4% from $48.2 million in 2002 to $64.8 million in 2003, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including:

•	Industry ADV for equity options increased 17.0% from 2002 to 2003. Our ADV increased 60.8% over the same period and our market share increased from 21.5% to 29.5% from 2002 to 2003.

•	The average number of members who executed transactions on our exchange increased from 158 in 2002 to 209 in 2003. This was primarily due to the sale of additional Class B-2 memberships to CMMs.

•	The average number of issues available to trade on our exchange increased from 500 in 2002 to 560 in 2003.

•	Our market share of market maker and firm proprietary sides executed on all U.S. options exchanges increased from 27.1% and 11.6% in 2002 to 35.6% and 17.8% in 2003, respectively.

Our average transaction fee per side decreased 18.8% from $0.16 in 2002 to $0.13 in 2003. This decrease was due to several factors, including:

•	A decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an imbedded discount that reduces transaction fees for all members as the ADV on our exchange rises above certain links. Our average transaction fee per revenue, as provided in our pricing schedule, decreased from $0.22 in 2002 to $0.20 in 2003 due to our increased volumes.

•	Increase in non broker-dealer customer sides. We currently do not charge any fees for non broker-dealer customer transactions. These transactions represented 31.5% of all sides executed on our exchange in 2002 compared to 35.7% in 2003. However, increased market maker and broker-dealer proprietary sides, for which we do charge transaction fees, more than offset the increase in non broker-dealer customer sides and the decrease in average transaction fee per side.

Other Member Fees

Other member fees increased 48.9% from $14.5 million in 2002 to $21.6 million in 2003. This increase was primarily due to higher revenue from the sale of additional Class B-2 memberships. We recognized revenue from the sale of 30 Class B-2 memberships in 2003 over six years on a straight line basis. Each Class B-2 membership was sold for $1.5 million. In addition, we earned higher connectivity fees due to additional Class B-2 members. Our communication, equipment and software fees decreased $1.0 million as we continue directing our members to obtain and pay for their own communication lines to our network, thereby eliminating a fee from us.

Market Data

Market data revenues increased 46.9% from $9.0 million in 2002 to $13.2 million in 2003. This increase was primarily attributable to a proportionately higher number of trades executed on our exchange. Our number of trades increased 54.9% from 2002 to 2003. We accounted for 20.7% of the total industry number of trades in 2002 compared to 29.3% in 2003.

Other

Other revenues increased from $1.7 million in 2002 to $3.4 million in 2003. This increase was partially attributable to $0.5 million of higher revenues from our marketing fund. Marketing fund revenues are offset dollar-for-dollar by expenses associated with payments we make from this fund. Also increasing were unrealized gains on securities we own, which increased $1.1 million from 2002 to 2003. Of this increase, $0.5 million is offset dollar-for-dollar by additional compensation and benefits expense. Our securities owned are comprised of mutual funds for our long-term incentive compensation plan which vests over three years. Changes in the value of our securities owned for the vested portion of the plan are offset dollar-for-dollar by expenses or credits to our compensation and benefits expense. We are at risk for changes in the value of the unvested portion of the plan. Interest income increased $0.2 million from 2002 to 2003 due to our higher cash balances.

Expenses

Compensation and Benefits

Compensation and benefits expense increased 39.0% from $18.5 million in 2002 to $25.8 million in 2003. This increase was primarily due to increased incentive compensation as well as higher costs related to increased headcount to support our growth. Our headcount increased from 125 at the end of 2002 to 137 at the end of 2003.

Technology and Communication

Technology and communication expense remained constant at $20.7 million in 2002 and 2003. Costs related to our core trading system increased $0.4 million primarily due to on-going maintenance and routine enhancements as well as equipment upgrades. Payments to OMX increased $1.3 million due to higher license fees as a result of our increased trading volumes as well as continued maintenance and support of our core trading system. Costs related to our communication network decreased $1.9 million primarily resulting from lower leasing costs for equipment due to favorable rates and lower levels of equipment leased. In addition, our communication costs have decreased as we continue to direct our members to obtain and pay for their own communication lines to our network.

Occupancy

Occupancy expense increased 7.8% from $3.4 million in 2002 to $3.7 million in 2003. This increase was primarily due to higher lease expenses as a result of expanding our office space to support our growth.

Professional Fees

Professional fees increased 55.7% from $2.3 million in 2002 to $3.7 million in 2003. Legal fees increased due to legal matters related to the issuance of Class B-2 memberships as well as general corporate matters. Accounting fees increased due to additional audit and accounting services in preparation for this offering. In addition, we had higher consulting expenses related to investment banking services.

Marketing and Business Development

Marketing and business development expense increased 65.2% from $3.4 million in 2002 to $5.6 million in 2003. This increase was primarily due to higher spending on a corporate branding campaign. Also increasing was spending from our marketing fund. Marketing fund expenses are offset dollar-for-dollar by revenues associated with collections for the fund.

Depreciation and Amortization

Depreciation and amortization decreased 31.6% from $2.0 million in 2002 to $1.4 million in 2003. Our expenses in 2002 were higher due to a write-down of $0.6 million for permanent impairment of fixed assets, primarily leasehold improvements and computer equipment due to a reconfiguration of our office space to support our growth. Partly offsetting this decrease was an increase of $0.1 million in amortization costs for licenses related to our trading system particularly related to our broadened license agreement with OMX.

Other

Other expenses increased 14.5% from $3.3 million in 2002 to $3.8 million in 2003. This increase was primarily due to higher licensing fees of $0.6 million we pay for trading of options on index-based exchange traded funds as a result of increased trading in these products.

Provision for Income Taxes

Our tax provision increased from $2.8 million in 2002 to $17.0 million in 2003. As part of our 2002 reorganization, we converted from a limited liability company to a corporation. Our tax provision for 2002 reflects tax on income earned from May 1, 2002 to December 31, 2002. We expect our effective income tax rate to be approximately 45% for 2004. Our rate in 2002 was higher due to the non-deductibility of our 2002 reorganization expenses. See “—Our 2002 Reorganization.”

Year ended December 31, 2002 versus year ended December 31, 2001

Overview

We recorded a net loss of $8.4 million in 2001 compared to net income of $0.8 million in 2002 primarily due to higher revenues in 2002 from increased trading volumes. Our expenses increased 34.2% from $52.0 million in 2001 to $69.8 million in 2002. Our expenses in 2002 included a charge of $16.1 million related to our 2002 reorganization. Excluding this charge, our expenses increased 3.3% primarily due to:

•	Higher compensation and benefits expense due to increased headcount.

•	Higher marketing and business development expense due to our participation in an option industry organization.

These higher expenses were partly offset by:

•	Lower technology and communications expense related to costs for our core trading system and communication network.

•	Lower depreciation and amortization expense related to a write-off of fixed assets and leasehold improvements in 2001.

Revenues

Transaction Fees

Transaction fee revenues increased 97.4% from $24.4 million in 2001 to $48.2 million in 2002, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including:

•	Our average daily trading volume increased significantly from 263,531 in 2001 to 604,251 in 2002 and our market share increased from 9.0% to 21.5% over the same period. By contrast, industry average daily trading volume for equity options decreased slightly from 2001 in 2002. Industry average daily equity option volume decreased 3.3% from 2001 to 2002.

•	The average number of members who executed transactions on our exchange increased from 112 in 2001 to 158 in 2002.

•	The average number of issues available to trade on our exchange increased from 332 in 2001 to 500 in 2002.

•	Our market share of market maker and firm proprietary sides executed on all U.S. options exchanges increased from 12.7% and 4.6% in 2001 to 27.1% and 11.6% in 2002, respectively.

Our average transaction fee per side decreased 15.8% from $0.19 in 2001 to $0.16 in 2002. This decrease was due to several factors, including:

•	A decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an imbedded discount that reduces transaction fees as the ADV on our exchange rises above certain levels. Our average transaction fee per revenue side decreased from $0.24 in 2001 to $0.22 in 2002 due to our increased volumes.

•	Increase in non broker-dealer customer sides. We currently do not charge any fees for non broker-dealer customer transactions. These transactions represented 24.9% of all sides executed on our exchange in 2001 compared to 31.5% in 2002. However, increased market maker and broker-dealer proprietary sides, which we do charge transaction fees, more than offset the increase in non broker-dealer customer sides and the decrease in average transaction fee per side.

Other Member Fees

Other member fees increased 8.0% from $13.4 million in 2001 to $14.5 million in 2002. This increase was primarily due to higher connectivity fees as a result of our increased membership.

Market Data

Market data revenues increased 89.8% from $4.7 million in 2001 to $9.0 million in 2002. This increase was primarily attributable to a proportionately higher number of trades executed on our exchange. We earn market data revenue from the sale of transaction information through OPRA and we earn a portion of OPRA’s revenue based on our pro-rata share of the total number of trades in the industry. Our number of trades approximately doubled between 2001 and 2002. We accounted for 9.1% of total industry number of trades in 2001 compared to 20.7% in 2002.

Other

Other revenues increased 63.1% from $1.0 million in 2001 to $1.7 million in 2002. This increase was primarily attributable to $0.6 million of higher revenues from our marketing fund. Marketing fund revenues are offset dollar-for-dollar by expenses associated with payments we make from this fund. Our interest income also increased $0.2 million due to our higher cash balances. Partly offsetting these increases was an unrealized loss on securities we owned of $0.2 million in 2002.

Expenses

Compensation and Benefits

Compensation and benefits expense increased 12.5% from $16.5 million in 2001 to $18.5 million in 2002. This increase was primarily due to increased incentive compensation as well as higher costs related to increased headcount to support our growth. Our headcount increased from 103 at the end of 2001 to 125 at the end of 2002.

Technology and Communication

Technology and communication expense decreased 9.5% from $22.9 million in 2001 to $20.7 million in 2002. This decrease was primarily due to $1.6 million of lower costs related to our core trading system as a result of lower payments to OMX. Costs related to our communication network to our members decreased $1.0 million due to lower levels of equipment leasing expenses. Both these costs were higher in 2001 as part of our start-up activities. Partly offsetting these decreases were $0.5 million of higher licensing fees we paid to OMX due to our increased trading volumes.

Occupancy

Occupancy expense increased 26.8% from $2.7 million in 2001 to $3.4 million in 2002. This increase was primarily due to higher security costs as we re-evaluated the adequacy of the security on our premises after the events of September 11, 2001.

Professional Fees

Professional fees decreased 30.0% from $3.4 million in 2001 to $2.3 million in 2002 due to lower technology consulting fees, legal costs and fees for accounting and tax-related services. These costs were higher in 2001 due to our start-up activities.

Marketing and Business Development

Marketing and business development expense increased from $1.2 million in 2001 to $3.4 million in 2002. This increase was primarily due to higher spending for our sponsorship of the Options Industry Council, a non- profit association sponsored by the industry’s option exchanges, created to educate the investing public and brokers about the benefits and risks of options. Also increasing were expenses related to our marketing fund. Marketing fund expenses are offset dollar-for-dollar by revenues associated with collections for the fund.

Depreciation and Amortization

Depreciation and amortization decreased 34.8% from $3.1 million in 2001 to $2.0 million in 2002. Our expenses in 2001 were higher due to a $1.4 million write-down for permanent impairment of fixed assets, primarily computer equipment due to system upgrades.

Other

Other expenses increased 42.5% from $2.3 million in 2001 to $3.3 million in 2002. This increase was primarily due to higher licensing fees of $0.5 million we paid for trading of options on index-based exchange traded funds as a result of increased trading in these products. Also increasing were expenses related to our board of directors as well as general and administrative costs as a result of overall business growth.

Provision for Income Taxes

Prior to our 2002 reorganization, we were a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and losses were reported on the tax returns of our limited liability company members. After our 2002 reorganization, in which we converted to a corporation, we filed a consolidated tax return for federal, state and local income tax purposes.

For 2002, our tax provision of $2.8 million reflected tax on income earned from May 1, 2002 to December 31, 2002. Our effective rate in 2002 was unusually high due to the non-deductibility of expenses related to our 2002 reorganization.

Quarterly Results

The following tables set forth selected unaudited consolidated quarterly statement of income data, both in dollar amounts and as a percentage of total revenues, and selected unaudited consolidated quarterly operating data for the ten quarters ended June 30, 2004. In our opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such. We believe we experience increased levels of trading activity in the first and second quarters of each year, primarily in the winter and spring months, and decreased levels of trading activity in the third and fourth quarters of each year, primarily in the summer and holiday months. To date, these seasonal trends may be masked by the significant quarter-over-quarter growth in our trading volumes and operating results.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(in thousands except per share amounts)
Revenues	(unaudited)
Transaction fees	$10,380	$11,942	$13,497	$12,414	$13,804	$16,173	$16,516	$18,353	$21,652	$19,779
Other member fees	3,478	3,575	3,798	3,645	3,950	5,717	5,872	6,052	6,262	7,110
Market data	1,565	2,395	2,586	2,454	3,121	3,369	3,326	3,405	3,900	4,329
Other	234	464	1,688	(710)	556	1,103	742	1,000	305	511

Total revenues	15,656	18,377	21,569	17,803	21,430	26,362	26,457	28,809	32,119	31,729

Expenses
Compensation and benefits	4,451	4,609	4,655	4,830	5,408	5,821	6,131	8,416	7,555	7,758
Technology and communications	5,600	5,470	4,733	4,903	5,041	4,728	5,328	5,587	4,693	4,978
Occupancy	750	811	832	1,005	843	834	828	1,157	861	942
Professional fees	447	1,019	115	767	734	492	1,013	1,418	958	1,014
Marketing and business development	225	551	1,224	1,365	1,324	1,557	1,164	1,515	843	750
Depreciation and amortization	753	664	314	317	320	318	338	426	487	531
Other	721	836	755	1,015	721	943	905	1,239	1,397	1,344
Reorganization	—	16,083	—	—	—	—	—	—	—	—

Total expenses	12,947	30,043	12,628	14,202	14,391	14,693	15,707	19,758	16,794	17,317

Income/(loss) before provision for taxes	2,709	(11,666)	8,941	3,601	7,039	11,669	10,750	9,051	15,325	14,412
Provision for income taxes	—	720	1,460	587	3,115	5,165	4,758	4,006	6,909	6,490

Net income/(loss)	$2,709	($12,386)	$7,481	$3,014	$3,924	$6,504	$5,992	$5,045	$8,416	$7,922

Earnings/(loss) per share:
Basic	—	$(5.17)	$2.09	$0.84	$1.10	$1.82	$1.68	$1.41	$2.36	$2.22
Diluted	—	$(5.12)	$2.04	$0.82	$1.06	$1.75	$1.61	$1.36	$2.23	$2.10
Weighted average number of shares outstanding:
Basic	—	2,394	3,571	3,571	3,571	3,571	3,571	3,571	3,571	3,571
Diluted	—	2,418	3,663	3,695	3,711	3,712	3,713	3,714	3,769	3,770

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
Revenues
Transaction fees	66.3%	65.0%	62.6%	69.7%	64.4%	61.4%	62.4%	63.7%	67.4%	62.3%
Other member fees	22.2	19.5	17.6	20.5	18.4	21.7	22.2	21.0	19.5	22.4
Market data	10.0	13.0	12.0	13.8	14.6	12.8	12.6	11.8	12.1	13.6
Other	1.5	2.5	7.8	(4.0)	2.6	4.2	2.8	3.5	0.9	1.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Expenses
Compensation and benefits	28.4	25.1	21.6	27.1	25.2	22.1	23.2	29.2	23.5	25.4
Technology and communication	35.8	29.8	21.9	27.5	23.5	17.9	20.1	19.4	14.6	15.7
Occupancy	4.8	4.5	3.9	5.7	3.9	3.1	3.1	4.0	2.7	3.0
Professional fees	2.9	5.5	0.5	4.3	3.4	1.9	3.8	4.9	3.0	3.2
Marketing and business development	1.4	3.0	5.7	7.7	6.1	5.9	4.4	5.3	2.6	2.4
Depreciation and amortization	4.8	3.6	1.4	1.8	1.5	1.2	1.3	1.5	1.5	1.7
Other	4.6	4.5	3.5	5.7	3.4	3.6	3.5	4.3	4.4	4.2
Reorganization	—	87.5	—	—	—	—	—	—	—	—

Total expenses	82.7	163.5	58.5	79.8	67.2	55.7	59.4	68.6	52.3	54.6

Income/(loss) before taxes	17.3	(63.5)	41.5	20.2	32.8	44.3	40.6	31.4	47.7	45.4
Provision for income tax	—	3.9	6.8	3.3	14.5	19.6	18.0	13.9	21.5	20.5

Net income (loss)	17.3%	(67.4)%	34.7%	16.9%	18.3%	24.7%	22.6%	17.5%	26.2%	25.0%

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
Trading days	60	64	64	64	61	63	64	64	62	62
Average daily trading volume (contracts)(1)(2)
Total U.S. industry equity options traded (in thousands)	2,964	2,727	2,810	2,776	2,855	3,302	3,231	3,771	4,697	4,062
Our equity options traded (in thousands)	526	588	672	627	756	980	990	1,151	1,485	1,360
Our market share of equity options traded (in thousands)	17.8%	21.6%	23.9%	22.6%	26.5%	29.7%	30.7%	30.5%	31.6%	33.5%
Our member total trading volume (sides, in thousands):(3)
Customer	18,318	22,898	26,688	27,940	30,104	43,447	46,128	55,120	69,275	64,148
Firm proprietary	4,275	5,437	5,186	5,383	8,867	10,009	9,460	10,922	12,944	12,552
Market maker	40,543	46,873	54,083	46,919	53,234	70,043	71,158	81,267	101,944	91,997

Total sides	63,136	75,208	85,957	80,242	92,205	123,499	126,746	147,309	184,163	168,697
Our market share of total industry trading:(4)
Customer	10.7%	13.5%	15.2%	15.8%	17.6%	21.1%	22.2%	23.5%	24.6%	26.4%
Firm proprietary	10.2%	12.6%	11.8%	11.9%	17.3%	17.9%	18.0%	17.8%	19.9%	19.9%
Market maker	23.6%	27.6%	29.6%	27.4%	32.4%	36.5%	37.3%	35.6%	36.1%	37.4%
Revenue:
Average transaction fee per side(5)	$0.16	$0.15	$0.16	$0.15	$0.15	$0.13	$0.13	$0.12	$0.12	$0.12
Average transaction fee per revenue side(6)	$0.22	$0.22	$0.21	$0.21	$0.21	$0.19	$0.19	$0.19	$0.18	$0.18
Our Trades:(7)
Average contracts per trade	18.5	18.3	16.3	16.0	17.2	18.1	17.7	17.9	17.6	17.7
Average trades per day (in thousands)	28.4	32.1	41.2	39.3	44.1	54.2	56.0	64.2	84.6	76.8
Total trades (in thousands)	1,704	2,054	2,637	2,514	2,691	3,416	3,585	4,110	5,247	4,761
Our Listed Issues:(8)
Average number of issues traded during the period	467	505	508	518	535	547	570	587	612	648
Our Members (average trading during period)
PMMs	10	10	10	10	10	10	10	10	10	10
CMMs	66	71	85	93	99	108	116	118	126	139
EAMs	58	68	72	78	81	88	92	95	98	96

Total	134	149	167	181	190	206	218	223	234	245
Employees at end of period	112	118	124	125	133	138	139	137	145	152

1.

Represents single counted contract volume. For example, a transaction of 500 contracts on our exchange is counted as a single 500 contract transaction for purposes of calculating our volumes, even though we may receive transaction fees from parties on both sides of a transaction, one side of a transaction, or in some cases, neither side of a transaction.
2.	Our market share is calculated based on the number of contracts executed on our exchange as a percentage of total industry contract volume.
3.	Represents each side of a buy or sell transaction. For example, a transaction of 500 contracts on our exchange is counted as two sides of 500 contracts, representing a buy and a sell transaction. We do not receive transaction fees from non broker-dealer customer sides.
4.	Represents our market share of total U.S. industry equity options trading for members trading on our exchange based on trading volume.
5.	Average transaction fee per side is calculated by dividing our transaction fees by the total number of sides executed on our exchange. We have not charged our members for executing non broker-dealer customer orders on our exchange since our inception. Comparing our average transaction fee per side to our average transaction fee per revenue side reflects the negative effect of our fee waivers on our revenues, on a per side basis.
6.	Our average transaction fee per revenue side reflects the transaction fee we charge to our market participants per our publicly available and SEC approved pricing schedule.
7.	Members can have several contracts per trade. Trades represent the number of trades cleared through OCC. Market data revenue is generated on a per trade basis, not on a contract basis.
8.	By “issues” we mean the number of securities underlying our options. We trade multiple options series on each underlying security.

Our quarterly results reflect increased overall industry trading volume, as well as increased trading volume on our exchange. We incurred a $16.1 million charge related to our 2002 reorganization, which primarily contributed to a loss for the three months ended June 30, 2002. In addition, because of our change in organizational structure from a limited liability company to a corporation as part of our 2002 reorganization, we began paying federal, state and local income taxes.

We have experienced, and expect to continue to experience, significant fluctuations in quarterly operating results as a result of a variety of factors, including:

•	trading volumes;

•	impact of competition;

•	changes in pricing;

•	changes in regulations;

•	our ability to manage personnel and process trading activity;

•	the amount and timing of capital expenditures;

•	changes in interest rates;

•	general economic conditions; and

•	seasonality.

Due to all of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful. These comparisons cannot be relied upon as indicators of future performance. In addition, we cannot assure you that we will be able to achieve the rates of revenue growth that we have experienced in the past, that we will be able to improve our operating results or that we will be able to achieve profitability on a quarterly basis. See “Risk Factors.”

Liquidity and Capital Resources

Historically, we have financed our business primarily through cash generated by our operating activities, additional capital contributions or loans from our investors and the private issuance of our Class A common stock. We believe that cash flows generated by our operating activities, together with net proceeds from this offering, should be sufficient for us to fund our current operations for at least the next 12 months. In addition, we have access to a $5.0 million credit facility and may have the ability to raise capital through issuance of debt or equity to new or existing investors through private and public capital markets transactions, if necessary. We received investments in the aggregate amount of $61.0 million from our investors between 1999 through June 30, 2004. We received loans in the aggregate amount of $2.1 million between 1999 through December 31, 2001. All such loans were repaid in full during 2002. Our investors have no obligations to make future investments in our business, and we do not expect to seek additional capital contributions from our investors. See “History of Significant Corporate Transactions—Sales of Additional Class B-2 Memberships.”

Our financial liquidity is primarily determined by the performance of our business. Our principal liquidity requirements are for working capital, capital expenditures and general corporate purposes. We currently anticipate that our existing cash resources and credit facilities will be sufficient to meet our anticipated working capital, capital expenditures and other requirements for at least the next twelve months. To the extent that overall market volumes and our trading volumes decrease beyond certain levels, we may be required to obtain additional financing.

The following table sets forth our net cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands)
Net cash provided by operating activities	$9,085	$10,806	$31,797	$16,368	$51,477
Net cash used in investing activities	(315)	(338)	(3,620)	(364)	(29,219)
Net cash provided by/(used in) financing activities	3,200	22,477	(10,672)	—	(11,070)

Increase in cash and cash equivalents	11,970	32,945	17,505	16,004	11,188
Cash and cash equivalents at beginning of period	3,267	15,237	48,182	48,182	65,687

Cash and cash equivalents at end of period	$15,237	$48,182	$65,687	$64,186	$76,875

Our cash and cash equivalents are primarily comprised of investments in money market accounts. Assets readily convertible into cash consists of amounts due from our members for transactions executed on our exchange, which are principally reflected in our current accounts receivable, less cash we hold in connection with our payment for order flow program and our marketing fund program, each of which are discussed below. We charge members for their transactions on a monthly basis and collect these fees within five business days after the end of each month pursuant to a standing agreement with OCC, where we have the ability to withdraw our non-contested fees from members’ security clearing accounts at OCC. Cash and cash equivalents, together with assets readily convertible into cash, accounted for 37.6%, 64.6%, 54.9% and 42.7% of our assets as of December 31, 2001, 2002, 2003 and June 30, 2004, respectively.

Cash and cash equivalents increased from $15.2 million as of December 31, 2001 to $48.2 million as of December 31, 2002 primarily due to net proceeds of $24.7 million from the sale of our Class A common stock to our existing investors as well as from cash provided by operating activities reflecting our increased trading volumes. In addition, we repaid $2.2 million, which includes interest of $0.1 million, on a loan we received from our existing investors. Our capital expenditures in 2002 primarily related to the purchases of data processing and communications equipment. Capital expenditures and investments in new technology are financed primarily through our operations.

Cash and cash equivalents increased further to $65.7 million as of December 31, 2003 primarily due to the cash provided by operating activities reflecting our increased trading volumes. We made a dividend payment of $8.9 million in connection with the proceeds from the sale of Class B-2 memberships. In addition, we made a capital distribution of $1.7 million in connection with our 2002 reorganization. Our capital expenditures in 2003 primarily related to the purchases of software licenses related to our trading system as well as purchases of data processing and communications equipment.

After payment on June 30, 2004 of a dividend in the amount of $11.1 million, cash and cash equivalents increased further to $76.9 million as of June 30, 2004 primarily due to the sale of 12 additional Class B-2 memberships as well as cash provided by operating activities reflecting our increased trading volumes.

As of December 31, 2002, 2003 and June 30, 2004, included in cash and cash equivalents is $6.8 million, $7.2 million and $13.8 million, respectively, for our payment for order flow program. Under this program we pay our Electronic Access Members, or EAMs, on behalf of our market makers for order flow sent to the exchange. We assess fees to our market makers, PMMs and CMMs, and distribute those funds to our EAMs. Each PMM has full discretion regarding the payment, and we administer the payments. Accordingly, we reflect the assessments and payments on a net basis with no impact on revenues or expenses. When fees are assessed, we record an asset with a corresponding liability.

As of December 31, 2002, 2003 and June 30, 2004, included in cash and cash equivalents is $2.3 million, $0.5 million, and $0.1 million, respectively, for our marketing fund program. Under this program, we assess fees to our market makers and distribute those funds under general rules and guidelines established by our market makers, at our discretion. Accordingly, we reflect the assessments and payments on a gross basis with an equivalent impact on revenues and expenses. When fees are assessed, we record an asset with a corresponding liability. When expenses are incurred, we reduce our liability and record revenue and expense for the equivalent amount of the payment. We intend to return any funds not used and have discontinued the assessment since July 2002. We intend to return all remaining unused funds to our market makers and anticipate ending this program and making the final disbursement by the end of 2004.

As of December 31, 2001, 2002, 2003 and June 30, 2004, we had a letter of credit agreement totaling $2.1 million, $1.5 million, $0.8 million and $0.8 million, respectively, to satisfy lease commitments and administrative obligations.

Financial Condition

The growth in our transaction volumes led to significant increases in our total assets and liabilities between January 1, 2002 and June 30, 2004:

•	Our accounts receivable increased from $10.7 million as of December 31, 2002 to $45.6 million as of December 31, 2003. These increases were primarily due to our increased transaction volumes as well as payments we are to receive from the installment sales of our Class B-2 memberships. Our accounts receivable decreased to $41.9 million as of June 30, 2004 primarily due to payments we received from the installment sales of our Class B-2 memberships.

•	Our securities owned increased from $0.9 million as of December 31, 2002 to $5.2 million as of December 31, 2003 and increased further to $12.2 million as of June 30, 2004. Our securities owned are comprised of investments in various mutual funds related to our long-term deferred compensation plan for our employees. These increases were due to higher contributions to the plan as a result of our positive operating results and the increase in the number of our employees.

•	Our fixed assets increased from $4.2 million as of December 31, 2002 to $6.5 million as of December 31, 2003 and increased further to $34.7 million as of June 30, 2004. In 2003, we purchased a broadened license agreement with OMX which allows us to trade additional products. In June 2004, we restructured our DLA and agreed to pay OMX $27.7 million for the trading license covering our exchange software and trading application, of which $21.3 million will be paid in October 2004 with the remainder to be paid on a quarterly basis over the next 7 years.

•	Our deferred revenue increased from $0.02 million as of December 31, 2002 to $39.6 million as of December 31, 2003 and increased further to $53.1 million as of June 30, 2004 primarily due to the sale of our Class B-2 memberships. We recognize the sale of our Class B-2 membership over an estimated life of six years.

•	Our payment for order flow payable increased from $9.8 million as of December 31, 2002 to $12.6 million as of December 31, 2003 and increased further to $20.7 million as of June 30, 2004. These increases were primarily due to our increased transaction volumes.

Contractual Obligations

The following table summarizes our future cash payments associated with contractual obligations, which are primarily operating leases for office space and equipment and contractual agreements for trading software license technology enhancements and support of our core trading system from OMX:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(in thousands)
Operating leases	$21,654	$1,800	$9,133	$2,636	$8,085
OMX	$38,119	$22,369	$10,808	$4,022	$920

Total	$59,773	$24,169	$19,941	$6,658	$9,005

Our operating lease commitments primarily relate to obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment.

Our purchase obligations primarily relate to contractual agreements for trading software licenses and technology enhancements and support. We intend to use a portion of the proceeds from this offering to pay $21.3 million to OMX.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our accounting policy related to our revenue recognition from the sale of Class B memberships is our most critical accounting policy that requires management to make estimates and judgments that could affect our results.

During 2003, we sold 30 Class B-2 memberships and during the first six months of 2004, we sold 12 additional Class B-2 memberships. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon consummation of the agreement. We have 18 Class B-2 memberships remaining to sell. We recognize revenue from the sale over six years, the estimated useful life, on a straight line basis. The estimated useful life is defined to be the average length of time the Class B-2 membership is owned by the purchaser. In order to determine the estimated life, we performed a study of the turnover of exchange trading rights, membership interests, or seats, at all of the U.S. options exchanges. Based upon this cumulative information, we have estimated an average Class B-2 membership life to be six years. Accordingly, we recognized revenue of $5.4 million and $4.7 million for 2003 and the six months ended June 30, 2004, respectively.

Recent Accounting Pronouncements

In March 2004, the FASB issued an exposure draft of a proposed standard that, if adopted, will significantly change the accounting for employee stock options and other equity-based compensation. The proposed standard would require companies to expense the fair value of stock options on the grant date and would be effective at the beginning of our fiscal 2005. We will evaluate the requirements of the final standard, which is expected to be finalized in late 2004, to determine the impact on our results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN 46R (revised December 2003), which replaces FIN 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The adoption of FIN 46 did not have a material impact on our financial position, results of operations, or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Market risk to us generally represents the risk of changes in value of a financial instrument that might result from fluctuations in interest rates and equity prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations. Furthermore, we have not entered into any derivative contracts to mitigate such risks, though we may in the future.

Interest rate risk

As a part of our business, we invest portions of our excess cash in short-term interest earning assets, primarily money market instruments at commercial banks, which totaled $48.2 million, $65.7 million and $76.9 million as of December 31, 2002, 2003 and June 30, 2004. As a result, we do not anticipate that changes in interest rates will have a material impact on our financial condition, operating results or cash flows.

Equity price risk

As an exchange, we do not trade securities for our own account nor maintain inventories of securities for sale. However, we do have investments in various mutual funds that we hold on behalf of our employees as part of our long-term performance-based profit sharing plan. Under the plan, fund awards are granted to our employees, which they in turn invest in various mutual fund investments. Employees vest in the distributions over a period of three years. The participating employees bear the risk of the vested portion of the investments, and we bear the risk of the unvested portion. As a result, we are exposed to market price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices and amounted to approximately $0.1 million, $0.5 million and $1.2 million as of December 31, 2002, 2003 and June 30, 2004, respectively.

Transactions with our Investors

Some of our Class B members are also owners of shares of our Class A common stock. In addition, our Class B members, either directly or through affiliates, execute transactions on our exchange and are charged transaction fees and other trading related charges for such transactions. Our transaction fees and other trading related charges are approved by the SEC. We also believe these transactions were conducted on the basis of commercial terms prevailing in the market at the time of each transaction. The following is a description of our transactions with our investors:

•	Sales of Class B memberships. During 2003, we sold 30 Class B-2 memberships at a purchase price of $1.5 million each and during the first six months of 2004, we sold 12.

•	Payment for Order Flow. Under our payment for order flow program we pay some of our EAMs, on behalf of our market makers for order flow sent to the exchange. We assess fees to our market makers, PMMs and CMMs and distribute those funds to some EAMs. Each PMM has full discretion regarding the payments, and we administer the payments.

•	Special Dividends. We declared special dividends in September 2003 and May 2004. These special dividends reflected the after-tax proceeds of the cash we received from the sale of Class B-2 memberships in 2003 net of success bonuses that we paid to our officers and certain directors in connection with the completion of that sale.

Prior to the completion of this offering, our board of directors expects to declare a special cash dividend of $3.15 per share of Class A common stock, or a distribution of $11.2 million in the aggregate, on our outstanding shares of Class A common stock. This special dividend reflects the remaining after tax proceeds, including those to be received in the future under installment sales arrangements, from the sale of Class B memberships net of success bonuses that we paid to our officers and certain directors in connection with the completion of that sale.

•	Cancellation of ETC Agreement. We issued 114,151 shares of Class A common stock to the owners of ETC for a merger which had the effect of canceling our revenue sharing agreement with ETC. See “History of Significant Corporate Transactions.”

•	Financial Advisory Services. Bear Stearns provided financial and business advisory services in connection with our 2002 reorganization, as well as ongoing business strategy consulting.

•	In May 2002, we issued 700,000 shares of Class A common stock to ATP, Bear Stearns, Bear Wagner Specialists LLC, an affiliate of Bear Stearns, Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley.

•	Credit Facility and Bank Accounts. We have a $5.0 million credit facility with JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of our investors.

For more details on these transactions, see “Certain Relationships and Related Transactions.”

Seasonality

In the securities trading industry, quarterly revenue fluctuations are common and are due primarily to variations in trading volumes, competition and technological and regulatory changes. We believe we experience increased levels of trading activity in the first and second quarter, primarily the winter and spring months, and decreased levels of trading activity in the third and fourth quarter, primarily the summer and holiday months. To date, these seasonal trends may have been masked by the significant quarter over quarter growth in our trading volumes and operating results. As a result of this and other factors described elsewhere in this prospectus, period-to-period comparisons of our revenues and operating results are not necessarily meaningful, and the results of any quarter are not necessarily indicative of results of any future period. For a discussion of our quarterly operating results for the ten most recent fiscal quarters, see “—Quarterly Results.”

INDUSTRY

Options

Options contracts, such as those traded on the ISE, are contracts with standardized terms that give the buyer the right, but not the obligation, to buy or sell a particular stock or stock index at a fixed price (the strike price) for a specific period of time (until the expiration date). A call is the right to buy, and a put is the right to sell. The person who purchases an option, whether it is a put or a call, is the option “buyer,” and the person who sells the put or call is the option “seller” or “writer.” Typically, the buyer of an equity call option purchases the right to buy 100 shares of the underlying stock at the specified strike price on or before the expiration date. Typically, the buyer of an equity put option purchases the right to sell 100 shares of the underlying stock at the specified strike price on or before the expiration date. The seller of an equity call option is typically obligated to sell 100 shares of the underlying stock to the option buyer at the specified strike price upon the exercise of the option by the buyer, on or before the expiration date. The seller of an equity put option is typically obligated to buy 100 shares of the underlying stock from the option buyer at the specified strike price upon the exercise of the option by the buyer, on or before the expiration date. For example, in the case of a long call option, an investor buys an option to buy stock at a specified price at or before a specified expiration date, with the goal of benefiting from an increase in the price of the underlying stock. The option will technically be “in the money” when the price level of the underlying stock exceeds the exercise price. However, at the time the option expires, the option will not actually generate a profit for the buyer until the price level of the underlying stock reaches the “break even point,” which equals the exercise price plus the price paid by the buyer for the call option.

The price of an option is called its “premium.” The maximum potential loss to the buyer of a call or put option is the initial premium paid for the contract, regardless of the performance of the underlying stock. In other words, the buyer of an option is not obligated to do anything beyond paying the premium to the seller. This allows an investor to control risk, which is fixed and limited. On the contrary, the seller of the option, in return for the premium received from the buyer, assumes the risk of the price movement of the underlying asset. The seller of an equity put option is obligated to purchase shares at the strike price and, thus, for each share covered by the option contract, risks the difference between the strike price and zero, the lowest possible market price upon exercise. The seller of an equity call option is obligated to sell shares at the strike price and, thus, for each share covered by the option contract, risks the difference between the strike price and the market price upon exercise. Since the market price of shares can, at least theoretically, increase infinitely, the risk of selling a call option is also theoretically infinite. All options expire on a certain date, called the “expiration date.” For conventional listed options, the expiration date may be up to nine months from the date the options are first listed for trading. Long-Term Equity Anticipation Securities®, or LEAPS®, are longer-term option contracts, which can have expiration dates up to 39 months from the listing date. American-style options (the most commonly traded) may be exercised at any time between the date of purchase and the expiration date. Conversely, European-style options (used primarily with cash settled index options) may only be exercised during a specified period just prior to expiration. A buyer may exercise his or her option by filing an exercise notice through a broker or trading firm to OCC prior to the expiration date. An “options class” consists of all calls covering a particular security or all puts covering a particular security.

Clearing and Settlement

All options contracts traded on the ISE and other U.S. securities exchanges are issued and cleared by the OCC, a clearing corporation registered with the SEC and owned by member options exchanges, including us. The OCC, which issues and clears all U.S.-listed options, as well as certain futures and options on futures on a number of underlying financial assets including common stocks, currencies, stock indices and interest rate composites is the world’s largest clearing organization for options and equity derivatives, generally. The OCC’s ability to fulfill its obligations as a counterparty for options contracts is credit rated “AAA” by Standard & Poor’s Corporation.

Reasons for Options Trading

Options are used in various ways by a range of investors, conservative to speculative. Major trading strategies include:

•	Protective: Investors aiming to protect equities portfolios may use options as a hedge, buying puts as a protection against unexpected declines in price.

•	Income generative: Those seeking to gain additional income on their portfolios may sell calls on stocks they own; this strategy of covered-call writing provides an opportunity for gains with limited upside potential.

•	Speculative: Those who have a specific directional opinion about the stock price may choose to buy puts or calls in anticipation of a stock’s directional movement and hope of return on their risk.

•	Arbitrage: Sophisticated investors may buy puts or calls in order to exploit perceived value differences between or among related instruments.

Contract Trading Volume

The equity options market is related to and affected by the equities market. In absolute terms, the equities market has experienced enormous growth in trading volume in the past fifteen years. In 1984, the combined ADV of Nasdaq and NYSE stocks was approximately 151 million shares per day. By 2003, that volume had increased to approximately 3.1 billion shares per day. Increased issuances of equity, increased self-directed and online trading and reduced transaction costs due in part to technology all contributed to this growth, which in turn fueled growth in options trading volume.

The market for trading equity options has also increased dramatically. By the end of 1974, the ADV on the CBOE exceeded 22,000 contracts. In 1981, annual volume for the options trading industry exceeded 100 million contracts for the first time, representing an average of over 430,000 contracts per day. Contract trading volume within the U.S. equity options industry has increased at a compound annual rate of 20.2% from 1993 to 2003 and, despite some declines during the recent bear market, has seen a resurgence since the beginning of 2003. In 2003, the ADV reached 3,294,874 contracts per day. In our opinion, the U.S. options industry’s performance in 2003 was characterized by unusual robustness and innovation. Trading volume within the industry set a new record as 830,308,227 equity options contracts were traded, surpassing the previous record of 722,680,249 contracts that was set in 2001. Industry volume has seen an even sharper upturn in 2004, with ADV in the first six months of 2004 increasing 42% over ADV during the same period in 2003. For the six months ended June 30, 2004, the OCC cleared an ADV of 4.4 million options in individual equities, compared to an ADV of 3.1 million over the same period in 2003.

We believe this robust growth in trading volumes within the industry has been primarily attributable to four important factors:

•	Broader Institutional Investor Participation. Institutional investors, who historically have not been active participants in the options industry, have become more active, which reflects improvements in liquidity and competitive pricing.

•	Greater Penetration of Retail Investor Base. Retail investors, who have long been responsible for most of the options industry’s trading activity, have continued to explore the many ways in which options strategies can complement equity portfolios.

•	Ongoing Deployment of Technology. In 2003, all four floor-based U.S. options exchanges introduced, or announced plans to introduce, screen-based trading systems that would co-exist with their existing floor trading operations. This recent spread of technological improvements across all options exchanges has helped to create conditions that have improved liquidity and pricing opportunities conducive to superior trade executions. Order-flow providers can now receive order executions in fractions of a second. Furthermore, the increasing availability of electronic trading platforms and the inherent economies of scale associated with operating such systems has attracted greater liquidity providing activity, both from existing market makers and from new market makers who had not previously participated in the options market as liquidity providers. Market makers can now continuously quote in hundreds of products from remote locations.

•	Increasing Public Familiarity with Options Trading. Although options involve risk and are not suitable for all investors, we believe that efforts in recent years by us, the other options exchanges and organizations within the options trading industry have helped to educate the investor community, particularly the retail investor community, about, and stimulate new interest in, options and their use as an investment tool.

We believe that each of these factors will continue to drive growth within the exchange-traded options industry.

U.S. Options Market History and Structure

The CBOE was established by the Chicago Board of Trade and was designed to provide organization and liquidity to the then-fledgling standardized equity options market. On April 26, 1973, the CBOE was launched as a floor-based exchange and traded 911 call contracts on 16 underlying stocks. In 1975, the OCC was formed, and put options began trading on the CBOE in 1977. Over time, other floor exchanges, including the AMEX, the Midwest Stock Exchange, the NYSE, the PCX and the PHLX, began listing and trading options contracts as well. The CBOE ultimately acquired the Midwest Stock Exchange and the NYSE’s options trading businesses, but the other exchanges continue to trade equity options today. All of the exchanges that pre-dated the ISE remain predominantly floor-based, using specialists or their equivalents to match buyers and sellers.

Prior to the recent adoption of their hybrid electronic trading capabilities, some traditional floor-based exchanges conducted all trading in options in a physical facility where individuals representing specialists and market makers executed face-to-face transactions. In a traditional floor-based trading environment, participation in trading of a particular options series by a designated specialist and an unspecified number of market makers is generally governed by open outcry transactions for most orders. The specialist has responsibility for quoting both the bid and offer prices for the particular options series. The other participating market makers typically join the quote determined by the specialist. Once the bid and ask prices for the options series have been established, the trades are executed and the market makers participate in the execution of the customer order pursuant to the exchange’s allocation rules. The brokers on floor-based exchanges, similar to EAMs on our exchange, provide order flow and execute trades but do not make markets.

Historically, market makers on traditional floor-based exchanges faced a number of difficulties when they attempted to bid competitively. First, the specialist had a technological advantage over competing market makers. Each specialist had an auto-quotation capability that allowed it to electronically set and update the bid and ask prices for its assigned options series. Market makers, on the other hand, could only submit competing quotes in open outcry or by manually entering the better quote on the order book maintained by the specialist. Because trades at the specialist’s quote would automatically be executed by the exchange regardless of whether any competitive bidding had taken place, the cumbersome nature of the process limited a market maker’s practical ability to submit a competitive bid before a trade was electronically executed at the specialist’s quote. Second, because floor specialists also had considerable discretion in determining what portion of a given customer order will be allocated to a particular market maker, market makers on traditional floor-based exchanges may have been disinclined to quote against the specialist.

Although the traditional floor-based exchanges continue to conduct trading predominantly in the manner described above, all have either introduced, or announced their intention to introduce, substantial electronic trading capabilities to co-exist with their traditional trading floors. In October 2003, PCX introduced PCX Plus, an electronic trading platform that allows market makers to stream in quotes from remote locations. In early 2004, the CBOE commenced trading on its new technology platform, known as CBOEdirect HyTS, which permits market makers in the trading pits to enter real-time, streaming quotes into CBOEdirect, the system’s trade engine. In July, the CBOE allowed seven “electronic specialists” to make markets remotely and electronically from locations off of its trading floor. AMEX launched its own screen-based trading system, known as ANTE, in May 2004 and PHLX launched an electronic trading system, known as PHLX XL, in July 2004.

In addition to building out their electronic trading capabilities, the traditional floor-based exchanges have also begun to include in their electronic trading systems our “price/size” approach to allocating orders. Our trading platform requires that quotes and orders specify both price and size, or the number of options available at the specified price. Following execution of all customer orders and after any PMM quoting at the best price receives its minimum guaranteed percentage of the allocation, market maker and broker-dealer orders share trades based on size, rather than time, and are allocated proportionally to the size quote they are displaying when orders are filled. Therefore, in order for a market maker to increase its opportunity to receive the largest proportional allocation of an order, it must display a quote of a larger size than competing quotes. We believe that our success in attracting significant trading volumes to our exchange has been due, in part, to our ability to incentivize market makers to quote the best possible price with the largest possible size. See also “Business—Our Business—PMMs and CMMs.”

FIFO Model of Trading

“First in, first out,” or FIFO, is a method of allocating trades that is common on overseas options exchanges. Exchanges that allocate trades based on a FIFO principle may, but are not required to, rely on market makers who are obligated to constantly provide quotes for their listings. On a FIFO exchange, the first bid available is displayed across the network, regardless of its size. Although FIFO exchanges have the advantage of encouraging price competition, they are characterized by what we perceive are two shortcomings. First, if a FIFO exchange does not have a market maker, it may display listings without quotes if no participant enters an order. Second, since the first highest price is displayed on a FIFO exchange based on priority of time, the second bidder has less incentive to bid, and quotes are typically of smaller size. Because the traditional FIFO method of allocating trades does not factor in the size of a quotation in determining trade allocations, it has generally failed to display large size orders, which may be needed to attract large trading volumes to the exchanges that have adopted it. In February 6, 2004, the BOX became the second fully electronic options exchange to begin operations in the United States and the first U.S. options exchange to adopt a FIFO model. While BOX is based on a FIFO model, it also appoints market makers with quotation obligations.

Payment for Order Flow

Coincident with increased liquidity and competition, the options trading industry has witnessed a number of recent developments. “Payment for order flow” has become standard across the industry, as competition for trading volume has intensified. Payment for order flow began when some market makers within the industry started to pay order entry firms for their customer orders, independently from any exchange on which they traded. Under a typical payment for order flow arrangement, a market maker offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange because the market maker knows, if certain other conditions are met, that it will be able to trade with a portion of all incoming orders, including those from firms with which it has payment for order flow arrangements. The payments were expected to be used to reduce trading fees charged to the broker-dealers’ customers. The trend has been controversial. While there is a presumption that investors benefit from payment for order flow programs in the form of lower transaction costs, the SEC does not require firms to pass these payments on to their customers. Critics of these programs have further argued that because the programs attract order flow, market makers will not quote as aggressively to attract order flow. Payment for order flow programs have also been criticized for creating conflicts for self-regulatory organizations. Exchanges generate much of their revenue from the order flow and thus aim to attract that order flow. However, as self-regulatory organizations, they are simultaneously obligated to enforce their rules with respect to members who may violate the duty of best execution by failing to obtain the best available price for their customer’s orders. While we believe payment for order flow raises concerns, we have adopted the practice in order to remain competitive with other exchanges for order flow in the options market, which has been and continues to be dominated by retail investors. See “Regulation—Recent Regulatory Developments—Payment for Order Flow.”

Through our payment for order flow program, we assess fees to our PMMs and CMMs and at the direction of our PMMs, we administer payments to some EAMs. During the six months ended June 30, 2004, we collected on average $8.2 million per month and distributed $4.5 million per month in payments to EAMs. Any unused funds are returned to the contributing PMMs and CMMs on a pro rata basis. The payment for order flow program maintains a reserve fund of $4.5 million, which will be returned to PMMs and CMMs if the program ceases.

Participation of Institutional Investors

Another development in the options trading industry is the evolving role of institutions. In the past, the expense and illiquidity of the options markets discouraged institutional participation. However, with increases in liquidity, institutional interest and participation in the market has increased. Only a few years ago, quotes were made without specifying the size of the quote to the entire market, and market makers routinely offered different quotes to customers, market makers and broker-dealers. Due in part to our requirement that every quote also specify the size of the quote and that quotes be “firm” for the same size for all participants and to the adoption of an SEC rule requiring options quotes to be firm (although allowing market makers to offer lesser size to broker-dealers than they offer to customers), the market has become more liquid and transparent, offering deeper, more reliable and straightforward price quotations. With increased liquidity and transparency, achieved by reporting bid and offer prices, along with the consolidated number of contracts available at those prices to the entire market, trading volume has increased substantially in the past five years, growing from an industry ADV of 1.3 million contracts in 1998 to 3.3 million contracts in 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

BUSINESS

We are a fully electronic securities exchange. Our exchange provides a trading platform in listed equity options and related services that is designed to provide transparency, reduced execution fees, tighter markets and faster execution for our customers. We list options on the common stock and other equity securities of publicly traded companies. The underlying stocks trade on the NYSE, AMEX or Nasdaq. Pursuant to our rules, which are subject to SEC approval and common among all the options exchanges, we list options on stocks that meet certain minimum criteria. For example, there must be at least seven million shares of the underlying stock available for public trading, with at least 2,000 holders of the security. In addition, there must be active public trading in the underlying stock, and that stock must meet certain minimum price tests. There also are specialized rules for listing options on certain types of securities, such as shares of mutual funds, trust-issued receipts and American Depositary Receipts. We apply these criteria ourselves and select securities to list from among those that meet the various criteria. Generally, we seek to list options that account for substantial trading volume on the other options exchanges or that we believe account for significant member trading interest.

Our revenues are derived primarily from transaction fees generated from trades executed by our members on our exchange, market data fees and software and access fees. We have also received substantial revenue from sales of Class B memberships on our exchange, although we do not anticipate making any additional sales of such memberships in the near future. We are in the early stages of introducing new products, such as options trading based on equity indices and market analyses based on data generated by market activity on our exchange.

ISE Overview

We are the largest equity options exchange in the world based on trading volume. During 2003, our customers traded an average of 971,699 options contracts per day on our exchange, which represented 29.5% of the total market volume of equity options traded on all U.S. options exchanges. For the six months ended June 2004, our equity volume increased to 1,422,644 options contracts from 869,768 during the same period in 2003. This represents an equity options market share of approximately 32.5%, which is the largest market share for equity options of all electronic and non-electronic equity options exchanges in the world. The following chart shows our equity options market share and that of our competitors for the six months ended June 30, 2004.

Source: derived from OCC data

For information concerning computation of our market share, trading volumes and other operating measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The ISE was founded on the principle that technology fosters and infuses new efficiencies and operational innovations into securities trading. After developing a market structure that integrates auction market principles into a screen-based trading system, we launched the first fully electronic U.S. options exchange in May 2000. By creating a new market structure and eliminating the high overhead costs associated with a traditional floor exchange, we have been able to attract significant trading volume.

Prior to the launch of our operations, all of the exchanges trading equity options used the traditional floor exchange model, where individuals met at a physical facility to trade. In addition to being expensive operationally, the various exchanges did not until recently actively trade one another’s listings and thus did not compete directly until our intention to launch an exchange became known. Trading costs were high, both due to the high operational expense of trading floors and lack of competition, even as other financial markets embraced technology to achieve efficiencies and enhance liquidity. We believe that we have promoted significant change and innovation in the options trading industry. With virtually all of the most actively-traded options being cross-listed on multiple exchanges by the end of 2001, we traded more volume on average in 514 of our total of 697 listed issues in the three months ended June 30, 2004 than any other options exchange, which suggests that we are the exchange preferred by market participants for over 73% of our listed options. The following chart shows the number of issues in which we had the most volume from the first quarter of 2002.

Source: derived from OCC data

Even as the options industry has evolved in response to our model, the ISE has established itself as a market of unprecedented liquidity in the exchange-traded options industry, which is characterized by constant and competitive price quotes of considerable size. Further, our transaction fees are among the lowest in the industry and our execution speed is an average of fractions of a second. In addition, our exchange provides for anonymity and quotations that are firm for the full displayed size to all incoming orders, enabling equality of execution for all market participants.

We believe many of the disadvantages of a traditional floor-based exchange were successfully addressed by our model of options exchange. The ISE model, which is based on fully electronic operations and the active participation of multiple market makers, divides all option series traded on the exchange into 10 separate “bins.” Each bin includes one PMM and up to 16 CMMs, each with streaming quotation capability, to engage in competitive bidding for a given option series. As a result, the ISE generally provides superior liquidity and cheaper and faster order execution. The ISE, with multiple market makers, relies on state-of-the-art technology to facilitate constant quotations across ranges of listings. The ISE similarly is better adapted than traditional floor-based exchanges to receiving and executing multiple related trades from customers employing sophisticated and complex trading strategies. Unlike floor-based exchanges, the ISE also provides anonymity. Broker-dealer customers who might otherwise hesitate to bid competitively with floor-based specialists can make aggressive bids anonymously on an electronic exchange. Unencumbered by the floor brokers, telephones, hand signals and physical and operational requirements of a trading pit, the ISE and electronic trading systems of other exchanges offer faster order execution.

In addition, the ISE model remedies shortcomings of the traditional FIFO approach to trade allocation. First, the ISE relies on specialists known as PMMs, each of whom is required to maintain continuous quoting in all option series in its assigned group of listings, known as its bin, so that there is never a time when listings are displayed without quotations. Secondly, our trading platform requires that quotes and orders specify both price and size, or the number of options available at the specified price. Following execution of all customer orders, market maker and broker-dealer orders share trades based on size, rather than time, and are allocated proportionally to the size quote they are displaying when orders are filled. We call this our “price/size” approach to allocating orders. In order for a market maker to increase its opportunity to receive the largest proportional allocation of an order, it must display a quote of a larger size than competing quotes. We believe that our success in attracting significant trading volumes to our exchange has been due, in part, to our ability to incentivize market makers to quote the best possible price with the largest possible size. While the obligation of BOX’s market makers to maintain quotations in its listings on an ongoing basis seems intended to remedy the “empty screen” problem that has plagued traditional FIFO-based exchanges when no participant has entered an order in a listed option, BOX’s limited operating history makes it difficult to ascertain whether BOX will also succeed in addressing other shortcomings of the traditional FIFO model.

Our revenues consist primarily of transaction fees, other member fees and market data fees related to transactions executed on our exchange. We generated $103.1 million in total revenue in 2003, compared to $73.4 million in 2002 and $43.6 million in 2001. We generated $63.8 million in total revenue for the six month period ending June 30, 2004, compared to $47.8 million for the same period in 2003. Our net income in 2003 was $21.5 million, compared to $0.8 million in 2002 and a net loss of $8.4 million in 2001. Our net income for the six month period ending June 30, 2004 was $16.3 million, compared to $10.4 million for the same period in 2003.

History of Our Business

In 1997, William A. Porter, then-chairman of E*TRADE, and his colleague, Martin Averbuch, began to research the costs and barriers preventing retail investors from buying and selling options. William Porter and Martin Averbuch began to negotiate directly with the existing options exchanges to lower costs by attempting to facilitate arrangements similar to those available for stocks in the traditional OTC and third markets, where exchange-listed stocks were traded over-the-counter to avoid exchange-related transaction costs. Due to the resistance of the existing exchanges, they were unable to obtain concessions on execution costs. William Porter and Martin Averbuch then engaged David Krell and Gary Katz, former executives of the NYSE’s options division, to examine the feasibility of developing a new U.S. options exchange.

In order to support the creation of a new exchange, William Porter and Martin Averbuch used their collective expertise and relationships within the securities industry to form ATP, in 1997. ATP was a consortium of broker-dealers and other investors whose purpose was to arrange financing for the development of the ISE and, ultimately, to create order flow for the new exchange. Through its purchase of the ISE’s initial memberships, ATP raised capital that comprised all of the initial seats other than four that were sold to David Krell and two that were sold to Gary Katz. The initial capital contributed by ATP as consideration for those memberships was used to assemble the technology, technical and market expertise and regulatory staff fundamental to the creation of a new securities exchange. ATP took the lead in identifying the broker-dealers who would eventually become our original market makers, some of whom remain participants in ATP. ATP sold and leased memberships in the ISE to these broker-dealers and others. ATP continues to play a role in our business through its affiliate, Adirondack Electronic Markets LLC.

After obtaining funding from ATP whose purchase of exchange memberships provided initial development capital, the ISE launched operations on May 26, 2000, becoming the first registered exchange approved by the SEC since 1973 and in connection therewith became a part owner of OCC. On May 23, 2000, we purchased a one-fifth equity interest in OCC for $1.0 million. OCC issues and clears all U.S.-listed options, as well as certain futures and options on futures on a number of underlying financial assets including common stocks, currencies, stock indices and interest rate composites and is the world’s largest clearing corporation for options. See “—Relationship with OCC.” We are also a participant exchange in OPRA, the designated securities information processor for market information generated by trading of securities options in the United States. See “Regulation—Surveillance.”

We have grown rapidly since our inception. Within three months of our launch, we had traded more than one million options contracts. By the end of our first year, we had traded 25 million contracts. By the end of 2001, we had traded over 65 million contracts, completed a major trading system upgrade and become the third-largest U.S. options exchange as measured by the total number of equity options contracts traded. We experienced further growth in 2002, achieving our goal of listing equity options representing 90% of the ADV in the U.S. options industry. The following chart illustrates our increase in annual contract volume from 2001 to 2003.

We make improvements to our technology infrastructure on a continuous basis and have generally made significant upgrades approximately twice a year since our inception. This has established a foundation that allows us to offer enhanced trading capabilities. These upgrades also often include enhanced flexibility for participants on our exchange. For example, we have discarded the industry practice where market makers quoted one size for customers and a different (smaller) size for broker-dealers and market makers, and have introduced our “one size fits all” trading rule to ensure that members receive the same order execution privileges granted to customers (non-broker-dealers) regardless of order size. See “—Our Business—Additional Attributes of Our Electronic Platform.” We were the first options exchange to move to a “one size fits all” model providing automatic execution at the disseminated quotation price for all incoming orders. While the BOX also offers this “one-size” automated access to its quotations, the floor-based exchanges have only taken limited steps in this direction. None of the floor-based exchanges provide automated executions up to the full size of their quotations for all participants. In 2003, our improved trading platform enabled us to become the largest equity options exchange in the world based on trading volume. The SEC approval of our trading rule marked the first time in the 29-year history of the U.S. options market that market makers and broker-dealers received the same order execution privileges as customers. Another improvement to our trading platform, ISEspreads, allows members to execute complex orders—consisting of multiple simultaneous call or put trades, known as “legs”—against bids and offers posted in our regular order book. For example, purchasing a straddle is a trading strategy used to profit from high volatility in an underlying stock by combining a long put and a long call. Using ISEspreads, a trader is able to instantaneously purchase straddles (both the put and call legs), where all legs of the straddle are purchased in the same market at a net price in a single transaction. We also implemented the technological and regulatory foundation to trade index options, which has allowed us to expand our product base. We listed our first index option in October 2003 and two additional index options in the six-month period ended June 30, 2004. In December 2003, to leverage our large body of market data, we launched the ISEE™, which measures opening customer transactions in call and put options, providing investors with information on the customer buying and selling activity within the largest equity options exchange, by trading volume, in the world.

Our Competitive Strengths

We have established ourselves as a leading equity options exchange. We believe the following are our core competitive strengths:

Leadership Position in the Options Trading Industry

By launching the first fully electronic options exchange in May 2000, the ISE attracted significant liquidity from major well-capitalized financial institutions that had not previously participated in the equity options market as market maker. These liquidity providers established their commitment to the ISE through a combination of investing in our exchange, making markets on our exchange and investing in the technology required to access our exchange. Being the first fully electronic options exchange further allowed us to introduce the efficiencies of electronic trading, which enabled us to price our services aggressively and attract significant trading volume. Finally, during our relatively brief history of operations, we have established brand awareness through our proven platform and innovative products. We have demonstrated our ability to capitalize on our first mover advantage: we have captured market share from traditional floor-based options exchanges, trading the highest volume of equity options in the world, with market share in June 2004 of 33.6%. The following chart shows our market share in equity options relative to those of our five competitors for June 2004.

More Liquid Than Other Options Exchanges

We have attained unprecedented depth and liquidity, displaying quoted size larger on average than quoted size for the same options series displayed on all other U.S. options exchanges. During the six months ended June

2004, 707 issues were listed on our exchange, which accounted for over 90% of all equity options trading on U.S. options markets. For the six month period ended June 30, 2004, we had the highest ADV among all exchanges with respect to 500, or 71%, of those issues. We have achieved this position by attracting substantial liquidity through innovations such as “one size fits all” trading, our allocation methodology, and ISEspreads for members who often seek to engage in complex trades. Our low transaction fees, narrower spreads, and established client-member base of broker-dealers have further enhanced our liquidity. ISE’s bid/ask spreads are narrower than or equal to bid/ask spreads on other U.S. options exchanges 88% of the time, based on historical data compiled from OPRA for June 2004. ISE is more liquid than all other options exchanges based upon weighted average quoted size available at the NBBO in the 100 most-actively traded options classes listed on ISE for June 2004 with the NBBO calculated without the ISE’s quotes included. The following chart shows the NBBO average size and ISE average size for the ten most actively traded classes on the ISE.

Option Class	NBBO Average Size	ISE Average Size	% by which ISE Was More Liquid
QQQ	729	22,298	3,057%
Microsoft Corporation	710	3,231	455%
Research in Motion Ltd.	19	752	3,952%
Semiconductor HOLDRs Trust	576	4,263	740%
Taser International Incorporated	76	380	499%
Yahoo! Inc.	159	1,640	1,035%
eBay Inc.	152	901	595%
Intel Corporation	603	3,157	523%
Cisco Systems Inc.	665	3,029	455%
General Electric Company	597	3,331	558%

Source: derived from OPRA data for June 2004

While our annual ADV for equity options has increased from 263,531 contracts in 2001 to 604,251 contracts in 2002 and to 971,699 contracts in 2003, the trading mix or composition of those traded contracts has changed over time. Each year, as a percentage of total contracts traded, customer and firm trades have increased, while market maker trades have decreased. In 2001, market maker trades amounted to 69.3% of ADV, decreasing to 61.9% of ADV in 2002 and 56.3% of ADV in 2003. Meanwhile, customer and broker-dealer proprietary trades increased each year, both in absolute terms and as a percentage of ADV. Customer and broker-dealer proprietary trades amounted to 24.9% and 5.8%, respectively, of ADV in 2001, 31.5% and 6.7%, respectively, in 2002 and 35.7% and 8.0%, respectively in 2003. We believe that the growth in non-broker-dealer customer trading on the ISE in that time can be attributed to the same features of our exchange that have appealed to our members. The contribution of customer order flow to the overall growth in our ADV has further enhanced the liquidity and depth of our markets, stimulating even more trading activity by our members, which in turn even further enhances our liquidity and appeal to members. Accordingly, we believe that trading activity by the different groups of our market participants has generally been mutually reinforcing, simultaneously increasing our liquidity and attracting additional order flow.

Efficient Cost Structure

Our business model is scalable and efficient: we operate with a small, dedicated employee force (152 full time and three part-time employees as of June 30, 2004); we lack the costs associated with operating a trading floor; and we contract for services we believe are more efficiently provided by others.

Low Transaction Fees

We charge transaction fees for non-customer orders that are among the lowest in the industry, and we do not charge transaction fees for customer orders. The following chart shows the transaction fees charged by the U.S. options exchanges as of July 1, 2004.

Indicative Transaction Fees Per Contract Charged by U.S. Options Exchanges

	Execution Fee	Match/ Comparison Fee	Exchange Floor Broker Fee	Total	% Higher than ISE
ISE	$0.15	$0.03	$0.00	$0.18
CBOE	$0.24	$0.00	$0.04	$0.28	56%
Autoex	$0.54	$0.00	$0.00	$0.54	200%
AMEX	$0.19	$0.04	$0.03	$0.26	44%
Autoex	$0.50	$0.04	$0.00	$0.54	200%
PHLX	$0.20	$0.04	$0.05	$0.29	61%
Autoex	$0.45	$0.04	$0.00	$0.49	172%
PCX	$0.26	$0.00	$0.00	$0.26	44%
Autoex	$0.46	$0.00	$0.00	$0.46	156%
BOX	$0.20	$0.00	$0.00	$0.20	11%

Source: SEC filings, 1999-2004

Notes:
(1)	Fees listed do not include monies paid by customers to their executing floor brokers, such as the $2 fee brokers charge their customers to execute trades or the cost associated with company brokers that some firms maintain on floors.
(2)	Fees listed do not include any payment for order flow paid to order-flow providers.
(3)	Fee information was obtained from fee schedules publicly available from the options exchanges as of August 2, 2004.
(4)	Some fees were not discernable in their applicability to certain transactions. ISE used its best efforts to confirm all fees with exchange members.
(5)	Fees listed do not reflect overhead to participate as a member on an exchange, such as any membership fee.
(6)	While a vast majority of traders pay the regular transaction fee per contract, some customers may be entitled to special discounts by an exchange. Fees listed do not reflect any special policies an exchange may have in place to provide customized discounts, such as volume-based discounts or volume-related caps on transaction fees charged to an individual firm.
(7)	Autoex refers to the electronic capabilities of the traditional floor-based exchanges that allow customers to place orders and quotes remotely.
(8)	The execution fee for CBOE Autoex is composed of a 19 cent per contract execution fee and a 30 cent per contract Retail Automated Execution Service access surcharge at the CBOE.
(9)	The ISE transaction fee varies monthly, depending on ADV. The fee listed is for August 2004 and is based on the ISE’s ADV for July 2004.

We believe that our position as a market leader in establishing low transaction fees currently provides us with a significant advantage relative to our competitors and, based on our volume-based transaction fee schedule, will continue to provide such advantages even as we approach the minimum charges at higher volumes. Although competition is intensifying, we believe that our low-cost all-electronic structure will enable us to maintain this competitive advantage over hybrid exchanges for the foreseeable future, particularly if our competitors must cope with a dual cost structure associated with maintaining a traditional trading floor as they build out their electronic trading capabilities.

Proven Technology

We created the blueprint for our technology infrastructure in parallel with our business model, designing it “from the ground up” to be fully compatible with the needs of an exclusively electronic options exchange. We believe our trading systems are highly reliable. Our open API provides our customers direct access to our system, allowing for immediate submission of orders and amendment or cancellation of orders in the order book. Our execution speed is, on average, fractions of a second. Our central exchange system, operating with proprietary trading technology, enables our members to execute trades at this speed. All orders and quotes are electronically time stamped to ensure greater accuracy of trading.

High Level of Customer Service

We have implemented a broad range of measures that enable us to offer a high level of customer service to members trading on our exchange. We perform our own market research and utilize our findings to tailor our products and services to meet customer demands. To this end, we regularly conduct customer feedback surveys and analyze the responses to guide our future product development. For example, in response to feedback we have received from institutional investors, we are currently developing various trading enhancements and functionalities that are intended to allow institutional investors to engage in large and complex trades in a timely and cost-efficient manner. Some of these new developments include delta neutral functionality, split price trading and the RFM mechanism. For more information on these products, see “—Our Growth Strategy.” In addition to customer feedback surveys, we also engage in direct mailing to our market members to provide them with information on our newly developed products and offer guidance for better utilization of our existing products and services. We believe our high level of customer service has been an important factor in our ability to maintain our leadership in an increasingly competitive market.

Strong, Seasoned and Innovative Management Team

Our strong and dedicated management team, led by two of our founders, David Krell, our President and Chief Executive Officer, and Gary Katz, our Chief Operating Officer, has significant experience in the options trading industry and in the technology sector. David Krell and Gary Katz have worked together continuously since 1986, when they were employed as Vice President and Managing Director, respectively, within the Options and Index Products division of the NYSE. They and our other senior executives, including Daniel P. Friel, our Senior Vice President, Technology and Chief Information Officer, have worked together closely since 1999. In 2002, our management team was expanded by the addition of Ivers Riley, an internationally recognized expert on derivatives and former Chief Executive Officer of the Hong Kong Futures Exchange, as Chairman of our board.

We believe that our management team, by developing the first successful fully electronic options exchange in the United States, has demonstrated an ability to innovate, as well as recognize and respond to market opportunities. Our management team has also successfully guided us in our initial phases despite significant competitive, regulatory and operational barriers to entry that any new securities exchange will encounter in the United States.

Our Growth Strategy

Growing Our Institutional Business by Adding New Functionality that Creates New Demand and Competes with Floor Exchanges for Existing Demand

We are developing trading enhancements and functionalities intended for institutional investors, a segment management believes is still underpenetrated by the options industry. Also, while the size of our quotes and tightness of our markets have attracted institutional order flow and encouraged increased institutional participation in the equity options market, we believe that a substantial segment of institutional order flow has remained on the floor exchanges. To date, we have been unable to compete with traditional floor based exchanges for certain order types involving a complexity and size for which we have not offered functionality. With the launch of several new products designed to accommodate such orders, we will be able to offer a lower-cost and anonymous alternative to a manual execution on the floor of an exchange. Examples of such functionality include:

•	Delta neutral functionality is a practical application of insights from options theory, allowing investors to hedge a stock holding by trading the number of option contracts specified by the “delta” of the option (the theoretical amount that the option price will change in response to a change in the price of the underlying stock);

•	Split price trading allowing investors to trade larger orders between two quoted prices;

•	A solicitation mechanism allowing our members to cross orders; and

•	A “Request for Market” mechanism allowing a member to uncover greater size available from market makers than that currently being quoted.

Enhancing Our Trading System to Remain at the Forefront of the Industry

Innovation in the fields of technology and market structure has distinguished our model and operations. In addition to our efforts to grow our institutional business discussed above, our strategic vision involves continued and aggressive investment in our electronic platform. We believe strategic opportunities will be presented to the options exchange best able to provide technical capacity to process dramatically increased electronic traffic and to provide the most complete, full-featured market. Further, we believe that we are well-positioned to take advantage of this opportunity and intend to do so.

We believe that our markets have benefited from our ability to manage and upgrade our capacity, so that our market makers have been able to freely and continuously quote their listings without the friction that can result when processing capability cannot keep pace with quote traffic. The more friction that is caused by slow systems, the less willing market makers are to quote tight markets with large size. We also believe that we have developed expertise in reviewing, managing and upgrading our capacity in response to the dynamics of the market. The traditional floor-based exchanges are increasing their reliance on electronic trading systems and a new all electronic exchange has recently been established. While the resulting markets have tighter spreads, the quote traffic generated by each exchange is growing dramatically. As a result, our trading platform must process not only more internal quotes but also more quotes from all of the other exchanges. These developments have resulted in a dramatic increase in message traffic and demand for bandwidth capacity to process it. We believe that quote traffic will continue to increase and that maintaining adequate capacity to accommodate such traffic will be an important element of providing the best market. In the past, we have successfully upgraded our systems and capacity, even as the steady growth in both stock industry trade and quote traffic and options industry trade and quote traffic has dramatically increased.

We intend to rely more and more on our in-house applications development team as we develop and implement other strategic enhancements to our trading systems. For example, we have implemented the ability to trade combination orders that involve stock and options, called “Buy-Writes,” in a single transaction. We have partnered with NYFIX Millenium, LLC, which will execute the equity portion of the “Buy-Write” transaction, to be followed by our execution of the options portion. With fewer than ten members currently able to use this functionality we have processed nearly one million equity shares as a result of our Buy-Write offering for all of the ISE listed products as of June 2004. We expect that by the end of 2004 most members of the ISE could have Buy-Write functionality. Another example is our Spreads functionality, another product created by our development team, which accounted for approximately 5% of our volume for the six months ended June 30, 2004. Our in-house applications development team, which has independently designed several of our products, including ISESpreads and “Buy-Writes,” has acquired a depth of experience in writing applications for our operations. We are now developing internally a new front-end terminal, which would replace the existing CLICK Trade™ front-end terminal with proprietary technology. This new technology would use bandwidth capacity more efficiently, receiving only the information the user is seeking, rather than the quotes on all of the more than 60,000 options series that trade on our exchange. In addition to being far more efficient with bandwidth and thus more economical for our users, the new terminal will eventually be capable of supporting connectivity to other domestic and international markets. And since the terminal will be developed in-house, we will be able to respond quickly to customer functionality requests.

Developing New Products

We intend to leverage both our infrastructure and software development capabilities to diversify our product lines and therefore our revenue base. In 2003, we implemented the technological and regulatory foundation to trade index options, a product line in which we have recently started to compete. Our index trading strategy includes:

•	Licensing new index products;

•	Creating proprietary indices; and

•	Seeking to end the license exclusivity that certain exchanges currently enjoy with respect to certain indices.

Offering a Larger Data-Based Product Suite

Our operations generate significant volumes of raw market data. As do all of our competitors, we currently distribute this market data in return for a trade-based fee to OPRA, which consolidates it with data OPRA receives from other options exchanges and redistributes it to vendors and customers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that we may be able to leverage our market data that we generate more profitably by analyzing, packaging and marketing it to market makers, broker-dealers and investors in new and different ways. For example, in 2003, we devised the ISEE™, an index based on purchases of long calls and long puts that is designed to show how investors view stock prices. By collating the buying decisions of options investors, the ISEE™ may enable investors to gain a better understanding of marketplace trends, which can help refine investment decisions.

Selectively Pursuing Strategic Alliances and Acquisitions

We intend to selectively pursue acquisitions or enter into strategic alliances that will enable us to strengthen our current business, diversify our revenue stream, enter new markets and advance our technology. We may also pursue partnerships and commercial agreements to take advantage of potential changes in our industry. We view the use of strategic alliances and partnerships as a potentially cost-effective means for accessing overseas markets in options trading. Rather than launching stand-alone operations in those markets, we believe that partnering with well-established local exchanges will allow us to develop new revenue channels while avoiding the risks and significant investments in overhead and staff that a stand-alone operation may involve. We are presently exploring the possibility of creating order flow links with cooperating exchanges outside the United States and other strategies for broadening our product offerings.

Our Business

We have three classifications of Class B members—PMMs, CMMs and EAMs—all of whom must be SEC-registered broker-dealers. The following chart shows our Class B member classifications:

Our listed options are divided into ten groups, known as bins. New options series are assigned to their respective bins by an allocation committee which consists of 13 individuals who are employees of EAMs and appointed to the committee by our CEO. The exchange, prior to the start of trading, originally sought to establish a degree of balance in each bin by assigning listings after considering the securities exchange, volatility, price and volume of the underlying stock as well as the country and industry sector of the related issuer. Since our inception, however, we have made no efforts to maintain any such balance and now typically allocate listings to bins after considering the level of performance and customer service demonstrated by the PMMs of the bins seeking to acquire those new listings. Because the levels of performance and customer service vary across bins, some bins are stronger than others and therefore enjoy more success in acquiring desirable new listings.

Order Flow and Ownership of Memberships

Market makers on all exchanges must trade to profit. Because they can quote at both the bid and ask prices simultaneously, market makers are also able to buy and sell simultaneously, profiting from the spread between the bid and ask prices. While market makers, with their obligations to quote, provide a market for other traders, they are also in business to profit for themselves. In order to do so, they must be able to exploit the bid/ask spread by trading often and in significant volume. Thus, market makers depend on order flow to trade, profit and generally conduct their business. Order flow is essential to the business of market making, and market makers generally seek to trade on exchanges where order flow is greatest. The market maker exchange structure is based on the principle that market makers can be enlisted to provide markets in their options listings in return for the opportunity to profit from the bid/ask spread. Thus, the profit opportunity for the market maker arises from its trades against order flow rather than in its role in providing markets across several listings. Market makers could theoretically produce better profits if they were able to abandon their low volume listings for listings with robust order flow. These rules of the ISE and other exchanges are intended to prevent this by allocating a mixture of high volume and low volume listings to market makers. The price of acquiring an exchange membership and the obligations associated with such membership represent the costs to the market maker of interacting with and trading against an exchange’s order flow.

For these reasons, we believe that market makers provide liquidity at the ISE because of the EAM order flow that we attract. We do not believe ownership of equity interests in the ISE constitutes a significant factor in the decisions of our members to direct order flow to our exchange. Approximately 39% of our EAM order flow originated with our Class A stockholders during the six months ended June 30, 2004. This is down from approximately 48% for 2001. We believe that we attract order flow—both customer and broker-dealer order flow—due to the trading benefits of our exchange, including size of quotes, tightness of spreads, low cost and anonymity. Based on our review of industry trading data during the first six months of 2004, we have found that Class A stockholders send us 29% of their order flow and that non-Class A stockholders send us 28% of theirs. That our Class A stockholders do not behave differently than non-Class A stockholders in making choices about how to direct order flow supports our belief that order flow is driven by quality of markets and not the equity ownership interest that an order flow provider may have in our exchange.

PMMs and CMMs

PMMs are market makers with significant responsibilities, including oversight of the opening of trading in their assigned bins and continuous quoting in 100% of their assigned bins. PMMs are also responsible for ensuring that customer orders are executed at the best available price whether it is available on the ISE or another options exchange and are responsible for maintaining linkages to other exchanges so that orders can be rerouted when necessary to capture the best price.

Each bin has one PMM and contains the stock options for which the PMM is responsible. In addition to maintaining quotations in the options in their assigned bins, PMMs may conduct a limited amount of trading (up to 10% of their quarterly contract volume) in options outside their bin. In order to become a PMM, a member must purchase or lease a Class B-1 membership.

CMMs are market makers who quote independently and add depth and liquidity to the market. Each CMM is required to provide continuous quotations in no less than 60% of the options in their assigned bin. There may be up to 16 CMMs appointed to each of the ten bins on the exchange. In addition to providing quotations in the stock options in their assigned bins, CMMs may also conduct a limited amount of trading (up to 25% of their quarterly contract volume) in options outside their bin. Similar to the requirement that a member must purchase or lease a Class B-1 membership in order to become a PMM, a member must purchase or lease a Class B-2 membership in order to become a CMM.

PMMs and CMMs receive several benefits to reward them for ensuring liquidity in their designated bins. First, PMMs and CMMs have the right to submit quotes for both the bid and ask prices of a given option series, known as “two-sided quotes,” and have the capability through our powerful quotation system of updating multiple quotes in a single message transmission. PMMs and CMMs are not subject to any contractual or rule-based limits on trading within their specified bins, so market makers can theoretically trade in unlimited volume, so long as they quote the best price. In addition, the PMM and CMMs for a specified bin have the opportunity to make markets in approximately 60 options and also have limited rights to trade options assigned to other bins. Because of the especially important role that they play in their designated bins, PMMs receive a minimum guaranteed percentage of incoming orders that are allocated among other market maker quotes and non-customer orders at the same price as the PMM’s quote. This minimum percentage is only executed up to the actual size of the PMM’s quote. The PMM is also given preference over other market makers and non-customer orders for execution of small orders but only when the PMM is quoting at the best price.

Most PMMs and CMMs are large, global financial institutions with significant capital bases and substantial trading experience. As of June 30, 2004, the ISE had outstanding 10 PMMs and 142 CMMs. The eight broker- dealers which act as our ten PMMs are:

•	Knight Financial Products LLC (Citigroup Inc. has announced its intention to purchase from Knight Financial Products LLC the related Class B-1 membership);

•	SLK-Hull Derivatives LLC (a subsidiary of Goldman Sachs & Co.);

•	Adirondack Electronic Markets LLC (a subsidiary of ATP (acts as PMM for two bins));

•	Citadel Derivatives Group LLC (acts as PMM for two bins);

•	UBS Securities LLC;

•	Timber Hill LLC (a subsidiary of Interactive Brokers Group LLC);

•	Deutsche Bank Securities Inc.; and

•	Morgan Stanley.

EAMs

The liquidity generated by PMMs and CMMs in each bin is absorbed or taken into the market through the participation of EAMs. EAMs are registered broker-dealers who may place orders for their own accounts and the accounts of institutional and retail investors, but may not submit quotations or otherwise make markets on our exchange. EAMs are permitted to trade in any bin and generate significant order flow. EAMs pay only an access fee and unlike PMMs and CMMs are not required to purchase Class B-1 or Class B-2 memberships. Our Class B-3 memberships are associated with the right to trade as an EAM on our exchange.

In addition to the advantages of our competitive pricing and electronic order execution, we believe that EAMs derive significant benefits from trading on our exchange that traditional floor-based exchanges do not typically offer. Because of our electronic trading system, EAMs are not required to pay floor brokerage commissions that are customary on traditional exchanges. We believe that the elimination of these commissions and fees results in significant cost savings to EAMs relative to what they would otherwise pay on traditional floor-based exchanges. Additionally, because the options we list represent 90% of all equity option trading volume, we offer EAMs a highly liquid market in the most actively traded options issues. We also reward EAMs for bringing order flow to our exchange by allowing them to trade, under certain circumstances, against at least 40% of their own customers’ block-size order flow. Some of our competitors similarly reward those of their members who provide order flow to their respective exchanges.

At June 30, 2004, we had 120 EAMs.

Current Membership Structure

ISE rules currently allow for 10 PMMs and 160 CMMs. Of the CMMs, a total of 142 have been issued. The number of authorized Class B-1 and Class B-2 memberships may not be increased without the consent of both the board and a majority of both existing Class B-1 members and Class B-2 members and the SEC. To increase the maximum number of authorized Class B-2 memberships from 100 to 160, we obtained SEC approval on January 30, 2003 and February 5, 2004. 42 of these Class B-2 memberships had been sold by us as of June 30, 2004 at a price of $1.5 million per Class B-2 membership.

Ownership of More than One Membership

Broker-dealers may obtain more than one class of membership on our exchange. It is possible to be a PMM in one bin, become a CMM to make markets in other bins and have an EAM membership to enter agency and proprietary orders in all options in all bins. Firms that are both market makers and EAMs must conduct those activities separately due to the risk of price manipulation. In addition, a member may not be both a PMM and CMM in the same bin, and PMMs and CMMs are not permitted to execute orders on behalf of institutional or retail investors. The maximum number of PMMs that any member can operate is two. Currently two firms, Adirondack Electronic Markets LLC, a subsidiary of ATP, and Citadel, each operate two PMMs.

Supported-Order Types

We currently offer the following types of orders.

•	market order: an order to buy or sell a stated number of options contracts that is executed at the best price obtainable when the order reaches the ISE.

•	limit order: an order to buy or sell a stated number of options contracts at a specified price or better. There are two types of limit orders:

•	Non-marketable limit order: a limit order to buy or sell below or above the best offer/bid on the ISE

•	Marketable limit order: a limit order to buy/sell at or above/below the best offer/bid on the ISE;

Limit orders can be modified as follows:

•	Fill-or-Kill order: a limit order that is to be executed in its entirety as soon as it is received and, if not so executed, treated as cancelled; and

•	Immediate-or-Cancel order: a limit order that is to be executed in whole or in part upon receipt. Any portion not so executed is to be treated as cancelled.

•	All-or-none order: a limit or market order that is to be executed in its entirety or not at all.

•	Stop order: an order that becomes a market order when the stop price is reached. A stop order to buy is selected when the option is bid or trades on the ISE at or above the specified stop price. A stop order to sell is selected when the option is offered or trades on the ISE at or below the specified stop price.

•	Stop limit order: an order that becomes a limit order when the stop price is reached. A stop limit order to buy is selected when the option is bid or trades on the ISE at or above the specified stop price. A stop limit order to sell becomes a sell limit order when the option is offered or trades on the ISE at or below the specified stop price.

Execution

Several features of the ISE’s trading platform distinguish it from traditional floor-based exchanges:

•

Processing of Quotes or Orders. Because our exchange is fully electronic, we do not require a number of the features that are customarily found on traditional floor-based exchanges. Instead of having to rely on floor brokers, for example, EAMs can easily place their orders through their computer terminals. Each order is routed to our central exchange system, which seeks to match it with orders and marker-maker quotes of appropriate size and price. The PMM and the CMMs for a given bin submit quotes for a given options contract through an electronic interface. PMMs and CMMs from other bins may also submit orders on the same options contract, subject to the limitations on outside trades described above. The system processes the best bid and ask prices from each of the market makers that have submitted quotes. These are integrated with orders entered by EAM’s and market-makers through their electronic terminals. Orders and market-maker quotes are then matched in the central exchange system.

•	Intraexchange Competition. On the ISE, bids and offers for a given options series may be made by up to 17 different market makers, which results in significant intraexchange competitive bidding. The competitive bidding on the ISE offers at least a partial explanation as to why the ISE’s bid/ask spreads were better than or equal to the bid/ask spreads on the other U.S. options exchanges 94% of the time, based on data compiled for 2003.

•	Anonymity. Anonymity is another feature of trading on the ISE that distinguishes us from our traditional floor-based competitors. On the traditional exchanges, the broker-dealer acting as the specialist for a given option series has primary responsibility for setting the bid and ask prices for that series. A number of studies have concluded that such direct and public interaction between specialists and other market makers may have a general tendency to inhibit competitive bidding and therefore result in artificially wide spreads between bid and ask prices. On the ISE, however, while quotes submitted by the market makers are processed and displayed electronically through our automated trading system, the identity of the market makers submitting quotes, as well as the identity of our EAMs submitting orders, is never disclosed to market participants. We believe that the tightening of spreads between bid and ask prices that the market has experienced since we launched our operations in 2000 is at least partly attributable to greater competition fostered by anonymous trading on the ISE has caused.

•	Block Order and Facilitation Mechanisms. We have instituted a block order mechanism and a facilitation mechanism to trading on our exchange that we believe are responsible for attracting additional trading volume from our EAMs. Our block order mechanism allows our members to anonymously provide additional liquidity to “block-size” orders—large orders consisting of at least 50 contracts—that are submitted by EAMs. In a block order, an EAM can electronically submit a block-size order with a requested price for indications of interest by market makers and certain eligible broker-dealers who would be willing to trade with that EAM’s block-size order. Our members have a specified amount of time to respond to the EAM’s solicitation. At the end of the response time, the order will be automatically executed, unless there is insufficient size to execute the block-size order consistent with its terms. Our facilitation mechanism provides EAMs with an opportunity to anonymously participate in the execution of block-size customer orders that they bring to the exchange for execution. In the case of facilitation, an EAM submits a block-size customer order, including price and other terms and conditions, for consideration by market makers and certain eligible broker-dealers. As in the case of a block order, the market makers and broker-dealers have a specified time to respond. Responses must be priced at the price of the order being facilitated and must not exceed the size of the order being facilitated. At the end of the response period, the facilitation order will be automatically executed in its entirety and at the facilitation price, unless there is sufficient interest on our order book to execute the entire order at a better price. The EAM entering the facilitation order is allocated a minimum of forty percent of the original size of the facilitation order, but only after better-priced orders and quotes, as well as public customer orders at the facilitation price are executed.

Market Data

Our operations generate significant volumes of raw market data. We currently earn market data fees, based on the market share of trading activity represented by the ISE, by providing our data to OPRA, a centralized aggregator of market data information. OPRA in turn sells the data to consumers and to third-party vendors such as Reuters, Thomson Financial, Inc. and Bloomberg, L.P. We also make our market data available to our members at no additional charge.

In 2003, we devised the ISEE™, an index based on purchases of long calls and long puts that is designed to show how investors view stock prices. We now publish and disseminate the ISEE™ on our website at no charge to market participants. We believe that through development of products like ISEE™ we may be able to leverage our market data more profitably by analyzing, packaging and marketing it to market makers, broker-dealers and investors in new and different ways. By adding value to our raw market data in this way, we hope to be able to diversify and broaden our revenue stream within an established line of our business.

Other Member Fees

We charge monthly fees for software and access rights. Software fees are charged for customers’ use of our various CLICK™ terminals, and access fees are charged for connections to our trading system. These fees depend upon the number of participants that become our Class B members and that connect to our exchange. Software fees are generally based on the number of terminals and the communications method used by a member to connect to our exchange. Access fees vary based on the data requirements dictated by the number of quotes or orders submitted to our trading system.

Allocation Algorithm

We have embedded an allocation algorithm in our trading system that has been specially designed for the electronic trading of options. Our algorithm manages trading in each individual options series so that all customer orders are executed before any orders submitted by market makers or broker-dealers trading for their own accounts. Following execution of all customer orders, market makers and broker-dealers are prioritized based on size, rather than time, and are allocated a portion of the trade proportionally to the size of their quote or order. Our bifurcated treatment of customer and broker-dealer orders enables us to attract significant volumes of customer order flow while also incentivizing market makers to quote significant size. The result has been depth and liquidity that has been unprecedented for an options exchange. Based upon average quoted size available at the NBBO in the 100 most-actively traded options classes listed on the ISE from the period June 1 and December 31, 2003, our displayed quotes were larger on average than quotes for the same options series displayed on all other U.S. option exchanges. Other exchanges, however, are also adopting methodologies like ours.

Away Market Protections

To ensure that each customer order receives the best available price, in cases where the ISE BBO is inferior to the NBBO, the applicable trade “locks” on our exchange to give the applicable PMM who is acting as “specialist” for their assigned options series an opportunity to either match the NBBO or seek execution of a new order for the non-broker-dealer customer order on the exchange displaying the NBBO. All of the options exchanges are required by the SEC to provide the same “away market” protection that we provide.

Additional Attributes of Our Electronic Platform

•	Order Management. Through our open API, customers have direct access to our system, allowing for direct submission, amendment and cancellation of orders in the order book.

•	Execution in Fractions of a Second. Our central exchange system is powered by Alpha and Intel-based servers from H-P. Our order processing system is powered by SunfireTM servers from Sun Microsystems. Operating with proprietary trading technology, our system enables our customers to execute trades in fractions of a second.

•	Accurate Audit Trails. The rapid execution and electronic time stamping of orders and quotes, coupled with electronic trade matching, contributes to the accuracy of trading on our exchange.

•	Open Interface Programming. Our proprietary open interface uses an API, a feature of our system that allows Class B holders to design their own trading applications that work directly with our central exchange system. The API facilitates member access to our central exchange system and is the gateway through which we send and receive execution and market information directly to and from members.

•	“One Size Fits All.” Traditionally, quotations made by market makers on the traditional floor-based exchanges did not have to be the same for orders placed by broker-dealers and orders placed by non-broker-dealers. We introduced our “one size fits all” trading rule to ensure that our market makers and broker-dealers receive the same execution privileges granted to customer (non-broker-dealers) orders regardless of order size. In our “one size market,” the displayed size of market maker quotes is “firm” with respect to all incoming orders. We believe that adopting the “one size fits all” approach to orders places all of our market makers, broker-dealers and customers on a more level playing field and has helped us to increase order flow.

•	ISEspreads. ISEspreads allows our members to execute complex orders—consisting of multiple simultaneous call or put trades—against bids and offers posted in our regular order book.

Technology

We operate a fully electronic exchange for equity options. Orders and quotes are submitted electronically into an order book by multiple market maker and broker-dealer participants. Trades are executed automatically when orders and quotes match, and executions are automatically reported to our members and to OPRA for dissemination to the public.

Technology is fundamental to our overall business. We are committed to the ongoing development, maintenance and use of technology and to providing our members with technological solutions. We spent approximately $20.7 million on our technology in 2003, which constituted approximately 32% of our total expenses, and capitalized the remainder.

Our technological initiatives are focused on continuing to leverage a mix of internally developed and externally obtained technology, leveraging technical infrastructure to support product diversification, and investing in capacity, reliability, flexibility and open and low-cost access to our trading system.

Three major components work in unison to power our technology environment.

Central Exchange System and Connectivity Options

Our central exchange system is the heart of the ISE marketplace: processing quotes from market makers, receiving orders from EAMs, tracking activity in the underlying markets, executing trades in the matching engine and broadcasting trade details to participating members. Utilizing our telecommunications network with multiple links over diverse routes, the central exchange system also performs numerous other functions, including receiving market data feeds, reporting real-time trades and quotes to OPRA for dissemination to market data vendors, and transmitting a record of all trading activity to the OCC for clearing and settlement purposes. Our central exchange system consists of multiple servers and uses clustered databases, providing reliability, configuration flexibility and scalability to handle high volumes of transactions.

We offer several ways for our members to connect to our central exchange system: (1) the CLICK Trade™ workstation, a Windows-based workstation product for entering orders and quotes and viewing market information, which is used by broker-dealers for order entry and management; (2) an open API that enables our members to develop their own proprietary trading applications or to purchase trading applications from third-party providers and connect those applications directly to our central exchange system to send orders and quotes and to receive trade information directly from us and (3) an order routing interface that enables our members and order routing service bureaus to connect their order routing engines to our exchange to transmit orders. Order routing service bureaus are independent firms that aggregate order flow from multiple sources and route it to the ISE.

Members may order their own dedicated circuits to the ISE, using their telecommunications carrier of choice. In addition, we maintain arrangements with specialized service providers that have high capacity circuits into the ISE, offer bandwidth to firms seeking connectivity to the ISE and also offer data services on a global scale. Alternatively, we can order connectivity for members on our network from MCI. Members may also use their existing broadband Internet service to connect to the ISE using a Virtual Private Network, or VPN, which enables our EAMs to establish a secure connection for routing orders over the Internet to the ISE using encryption software. Finally, members can connect via order routing service bureaus, which are independent firms that aggregate order flow from multiple sources and route it to the ISE using their own connections. To connect to the ISE, order routing service bureaus must establish a direct connection to the ISE. Order routing service bureaus are responsible for ordering and managing their own telecommunication lines to the ISE.

Order Routing System

Our order routing system is a system that allows order routing firms to connect, submit orders and receive execution reports from our central exchange system in their preferred message formats and communications protocols. We offer a FIX-compliant order routing interface compliant with the Financial Information Exchange, or FIX, protocol, which is an open message standard that supports the real-time electronic exchange of securities transactions. In addition, members with a legacy order routing system, or ticket image based protocols, may utilize a protocol conversion facility provided by us. The software for the order routing system processes commonly used order-entry protocols, allowing members to connect to the ISE without making system programming changes.

Surveillance System

The surveillance system, developed by our internal development team is an automated system that monitors marketplace activity and alerts our surveillance staff to unusual trading activity and potential violations of ISE and SEC trading rules, based on pre-defined criteria and ad hoc reports. The system has a “drill down” capability that allows our surveillance staff to view transactional level information for research and analysis purposes. Because the operation is fully automated, data can be collected quickly. Massive amounts of data, up to 50 gigabytes, are processed daily and are deposited in our Market Data Repository, or MDR.

In addition, our recovery capability, technology management, and technology partnerships help to protect and maintain our technology environment.

Recovery Capability

All components of our technology infrastructure are duplicated across two sites. The primary site is located in downtown Manhattan in the City of New York and the back-up site is located in Jersey City, New Jersey. We have uninterruptible power supply, or UPS, and generator backup in both locations. Our aim in developing the recovery system has been to recover quickly from any failure and to continue to operate with minimal interruption. While we have experienced market outages, such as an outage on February 26, 2003 and a network router failure at our primary site on May 8, 2003, with respect to most failures we have experienced, the affected functionality was restored within seconds and did not interrupt trading. We have experienced no market outages since May 2003. While we cannot be certain that we will not experience market outages or periods of insufficient systems capacity in the future, we conduct ongoing quality assurance testing of application functionality as well as end-to-end testing of network and operational procedures. Our disaster recovery capabilities are tested at least twice a year and we evaluate our data centers and our backup and recovery needs on an ongoing basis.

Technology Management

While we have purchased or licensed certain software components related to the operation of our exchange and member connectivity to it, the 70 employees in our technology group develop, operate, maintain and enhance our technology, including licensed and purchased technology as well as the elements of our technology that we have built ourselves. For example, the enhanced functionality that supports surveillance, combination order execution, including “Buy-Writes,” and several market operations and system management tools were developed and implemented by our internal software development team. For both our own technology and the technology we have obtained from others we are responsible for computer and network operations, capacity planning, technology architecture design, security administration, network planning and design, project management, change management and technical support, quality assurance, systems administration, product development, including design, development, testing and user acceptance, customer support, integration, and a number of other functions relating to our technology and its infrastructure. We obtain product support for certain components from third parties, both software and hardware suppliers, which complement our internal support teams.

Technology Partners

All ISE market participants have their orders matched using exchange trading technology developed for the ISE by us in collaboration with OMX. OMX specializes in developing electronic exchanges and has delivered electronic trading systems to a number of international exchanges and clearing houses.

Our central exchange system is an enhanced version of OMX’s standard trading software platform, modified to include functionality we designed to accommodate the complexities of options trading strategies and U.S. securities regulations. OMX also worked with us to modify CLICK Trade™, a trader workstation product for entering orders and viewing market information, to include our proprietary technology. The CLICK Trade™ application, used primarily by EAMs, and CLICK Trade™ “Lite,” a low volume version of CLICK Trade™ , access the ISE markets over a dedicated telecommunications line or over the Internet using a VPN which offers a comparable level of security. These workstations provide traders with direct access to ISE’s posted prices and also receive continuous market updates from the central exchange system throughout the trading day. We sublicense the CLICK Trade™ product to our Class B holders.

We currently have two main contracts, the DLA and the Support Agreement with OMX. Under the DLA, which was entered into on March 18, 1998, OMX granted to us certain licenses to use its CLICK™ Exchange software and its CLICK™ Trade application. Under the DLA, OMX also allowed us to grant sublicenses to our Class B holders to use the CLICK Trade™ application. The ISE and OMX expanded the scope of the DLA in 2003 to grant us a broadened license for additional products and territories. The scope of our license allows us to use the CLICK™ trading platform in the United States for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. The term of the licenses to the software product is 99 years from March 18, 1998, subject to early termination in the event of (1) willful or grossly negligent material breach of the license terms, that require among other things, maintaining confidentiality, executing the software solely on licensed operating systems, not reverse engineering the software, and keeping a record of all sublicenses; and (2) breach of material obligations, including payment obligations continuing for 30 days and other breaches continuing for 90 days. In the event of termination, we are required to return the OMX’s platform and software and all documentation and to pay substantial liquidated damages.

The Support Agreement, first entered into concurrently with the DLA, has been superseded by the Support Agreement that was renegotiated and entered into on December 23, 2003. Under this agreement, OMX is obligated to provide us with customer service and support with respect to our use and operation of the software that OMX licensed and adapted pursuant to the DLA. OMX is further obligated to develop and deliver releases or enhancements to such software. The Support Agreement also requires OMX to place into escrow the latest source code and the complete documentation of the current version of the licensed software. The Support Agreement is in force for seven years, subject to early termination by either party. The agreement is automatically terminated if the DLA or the license to the software products granted under the DLA is terminated. In addition, we have the right to terminate the Support Agreement without cause, subject to certain minimum notice requirements, or in such cases as the failure of OMX to perform its material obligations for 30 days. OMX is entitled to terminate the Support Agreement if we fail to perform any of our material obligations thereunder, such as a default of payment that continues for 30 days. While the Support Agreement is not automatically renewed at the end of its term, it may be renewed by the parties’ agreement.

Relationship with OCC

At the time that we commenced operating the exchange business in 2000, we obtained a one-fifth interest in OCC for an aggregate price of approximately $1.0 million. The ISE has a representative on the board of OCC. The CBOE, the AMEX, the PCX and the PHLX share ownership of OCC with us in equal proportions. Our acquisition of interest was made in accordance with then-existing OCC rules, which required at the time that each exchange trading options cleared through OCC acquire a pro rata interest in OCC. We endorsed and adopted the Stockholders Agreement and the Restated Participant Exchange Agreement and filed the rules of the ISE permitting options trading. We received in return an OCC stock certificate representing 5000 shares of OCC Class A common stock and an OCC stock certificate representing 5000 shares of OCC Class B, Series 5 Common Stock. OCC made a rule filing with the SEC as to the purchase price for these stocks, which the SEC approved. Subsequent to our acquisition of a one-fifth interest in OCC, OCC has modified its rules to require any exchange seeking to clear options through OCC in the future to only acquire preferred stock, and therefore will not obtain ownership rights in OCC equivalent to ours.

OCC is a counterparty for all options contracts traded on the ISE and other U.S. securities exchanges, representing substantially all of the options contracts traded in the U.S. OCC issues and guarantees substantially all of these. In the absence of being either a SEC-registered or a facility of an SEC-registered exchange, a trading venue will not be eligible to clear trades on OCC. Upon execution of a trade, we transmit to OCC a record of all trading activity for clearing and settlement purposes via our central exchange system, using our telecommunications network. Our OCC ownership is not a source of dividend income to us.

Intellectual Property

Patents

Our central exchange system is an enhanced version of OMX’s CLICK™ Exchange platform, which has been modified to accommodate the complexities of options trading strategies and U.S. securities regulations. As of March 31, 2004, we have rights to three U.S. patents that relate to certain aspects of our central exchange system, titled (1) automated exchange for trading derivative securities, (2) automated exchange for matching bids between a party and a counterparty based on a relationship between the counterparty and the exchange and (3) method and apparatus for setting a price for a security on an automated exchange based on a comparison of prices on other exchanges. These are U.S. Patent Nos. 6,618,707; 6,405,180; and 6,377,940, respectively. In addition, we have rights to three pending patent applications in the United States titled (1) automated exchange for trading derivative securities, (2) automated exchange for trading of complex orders and (3) exposure limitation in an automatic exchange for trading of securities.

The technologies covered by these patents and patent applications were invented by Gary Katz, our Chief Operating Officer, either individually or jointly with Greg Maynard, our system and product strategy officer, or with Jan Tilfors, an OMX employee. These patents and patent applications have been assigned to us pursuant to an agreement with OMX. Under this agreement, OMX received an assignment of technologies covered by those patents and patent applications outside the United States and has certain exclusive rights to the U.S. patents and patent applications described above within the United States. The ISE and OMX have entered into various cross-licenses and assignments to effect this arrangement. Under this arrangement, we have the right to grant sublicenses under these patents and patent applications to our customers and vendors for the purpose of conducting business with us. We also have right to file actions for infringement against registered national securities exchanges trading stock options and stock index options in the United States.

When appropriate, we sub-license the CLICK Trade™ product to our members under agreements with OMX but do not disclose the specifications of OMX’s proprietary technology.

Trademarks

We own or have licensed rights to the product names, trade names and trademarks that we use in conjunction with our services. International Securities Exchange®, our globe logo design, ISE®, ISEline®,

Shoptions®, ISElink® and our circuits design are our registered U.S. trademarks or service marks. We also have filed applications to register trademarks in the United States that are currently pending, including, among others, ISE Sentiment Index, Primary Market Maker, PMM, Competitive Market Maker, CMM, Electronic Access Member, EAM, ISEspreads, ISEE, ISEMine, Inside ISE and the phrase “Cheaper Faster Better.”

CLICK™ , CLICK XT™ and CLICK Trade™, and other trade names, service marks, trademarks and registered trademarks that are not proprietary to us, are the property of their respective owners.

Marketing and Advertising

Our marketing strategy is designed to promote new and existing products, promote the highest level of service available to derivatives market participants, enhance the industry’s perception of us as offering the highest level of customer service and operational reliability and establish affiliations with local players in overseas markets. Our marketing division consists of 14 dedicated professionals who deal with all aspects of managing our brand, customer education, business development, member relations and new product initiatives.

Since our inception we have sought to position ourselves within our industry as the more perfect options trading marketplace where customers, market makers and broker-dealers enjoy the benefits of deep, liquid markets, tight spreads and lower costs. We have implemented a broad range of marketing initiatives in furtherance of these objectives. Our current marketing activities include branding, advertising in print and outdoor media and direct mail, direct interaction with market makers through events we organize and maintenance of a corporate website. Our marketing campaign, which features several advertisements that have received awards by the Financial Communication Society, has been targeted primarily at traders and other decisionmakers within the financial community who control order flow.

Competition

Our business is intensely competitive, and we expect competition to continue to intensify. We compete on the basis of several factors, including the following:

•	liquidity, both the number and range of buy orders and sell orders;

•	transaction execution costs;

•	transparency;

•	speed of execution;

•	quality of technology, including ease of use, connectivity, scalability, security and recovery capability and customer service; and

•	the products we offer.

We compete with a number of registered national securities exchanges and may compete with other exchanges or other trading venues in the future. The floor-based exchanges, the CBOE, the AMEX, the PCX and the PHLX, are our long-standing competitors. In addition, the BSE launched a fully electronic exchange facility on February 6, 2004 called the BOX. We compete with these exchanges in the areas of options, products, market data service, order flow links, international market prices, quality of customer service and technology.

The floor-based exchanges did not actively or consistently compete against one another for individual listings until 1999. If one exchange traded options on a given underlying stock, the other exchanges would generally abstain from listing those options. This system created a single market for the given options, but it also insulated the exchanges from competition. Even though the SEC prohibited the continuation of the single listing process in 1990, the exchanges did not actively compete with one another in their high-volume options until after the ISE announced that it would list options accounting for 90% of industry trading volume. The first cross-listings of high-volume options were commenced between the floor-based exchanges in 1999, and by the end of 2001, nearly all options were cross-listed.

The new willingness of the traditional floor-based exchanges to initiate cross-listings introduced a competitive element that was unprecedented. The competitive pressure on the traditional floor-based exchanges intensified following our launch of operations in May 2000. A major consequence of this increase in competition was a dramatic tightening of average spreads between the bid and ask prices in listed options. A special study entitled Payment for Order Flow and Internalization in the Options Markets published in December 2000 by the SEC (the Special Study) found that the trade-weighted consolidated NBBO spreads, which represent the best bids and best offers for given listings across all exchanges, dropped 38% between August 1999 and October 2000.

We face many challenges in competing with other exchanges. All current competitors, with the exception of the BOX, run a floor-based exchange, enhanced by electronic trading systems. Operating a traditional floor-based exchange gives a limited advantage over our fully electronic exchange in the execution of certain large orders. Since traders can meet on the floor and talk to each other, they may be better able to negotiate and customize larger trades in person than through a fully electronic exchange like ours. For example, they might execute a large order with two trades at different prices, thereby effectively executing the entire order at the average, negotiated price. Such split trades allow traders to effectively trade in increments of a penny or less per contract, by varying the proportion of the order executed at each of the two prices. The benefits of electronic exchanges, which we believe are compelling and have discussed in detail throughout this section, include very fast execution speed, an efficient cost structure, low transaction fees and anonymity. In their public relations and advertising, the hybrid exchanges, consisting of both floor and electronic operations, have tended to emphasize the benefits that both their traditional floor model and their new electronic model offer.

In addition, we face certain obstacles in entering the index options business, which we have identified as a key strategic objective. Many index options are exclusively traded on the CBOE and other options exchanges under exclusive or preferential contracts signed with firms whose names back many popular indices. We have begun trading certain non-exclusive index options and are seeking to develop our own line of index options products. Currently, we cannot trade the more actively traded index options as these products are exclusively licensed to other options exchanges. We have filed a rule-making petition with the SEC requesting the regulatory agency to use its authority to eliminate the exclusive listing of index options. We do not believe we will earn significant revenues from index trading until the exclusive licenses end or available indices gain in volume.

Our greatest competitive challenges lie in drawing broker-dealers to route options orders to our exchange instead of our competitors’ markets. The exchanges generally are not unique in the equity options they offer, as virtually all actively traded options on single stocks are cross-listed on multiple exchanges. Further, in addition to the entry of the BOX as a fully electronic exchange, all of the traditional floor-based exchanges have been steadily enhancing their own electronic trading capabilities. This trend has already enabled the floor-based exchanges to reduce floor staff and overhead and the market makers on floor-based exchanges to stream quotes from remote locations. A number of our competitors are also seeking to implement proprietary terminals that would compete with our CLICK™ system on institutional trading desks. As the opportunities for electronic trading have increased across all options exchanges, our market makers are seeking to broaden their market making “footprint” by spreading their electronic trading activity across multiple exchanges. Any such trend, if widespread, would likely reduce the competitive advantages we now enjoy as a result of our electronic trading capability in drawing order-flow providers to our exchange.

One competitive tool to draw broker-dealers has been payment for order flow, which we have administered as have our competitors. On February 3, 2004, the SEC issued a concept release that raises questions as to whether payments for order flow should be restricted in the future. If the SEC determined to restrict payment for order flow in the future, all of the options exchanges, including us, likely would be affected.

Price competition will likely intensify, both in terms of fees for use of the exchange and the pricing practices to attract order flow. The pricing model for trade execution for equity options is currently undergoing change in response to competitive market conditions. While our transaction fees are among the lowest in the industry, other competitors may lower their transaction fees, reducing our competitive advantage or pressuring us to reduce our fees significantly to remain competitive.

In addition to lower transaction fees than the floor-based competitors, the BOX also introduced its PIP bidding process, which allows trading in one-penny increments, rather than the five-to-ten-cent price increments allowed on the ISE and elsewhere on other options exchanges, increasing competition. The PIP feature allows brokers to trade against their customer orders if they improve the price by at least one penny above the NBBO within three seconds. Through implementing PIP, the BOX sought to attract order flow-providers to trade on the BOX. Although experience to date with trading in penny increments is not conclusive, we believe that any significant movement toward trading in penny increments will chiefly benefit investors with small orders and may present a disadvantage to other investors who may be forced to execute large trades over a range of different prices.

Competition is also expected to intensify due to an increase in consolidations or some other “restructuring” among the market participants in the near future. Many industry observers have commented that there will be one or more mergers between the various options exchanges. Consolidations and alliances among our current competitors may create larger internal liquidity pools than we offer. The resulting larger liquidity pools may attract orders away from us, leading to a decline in trading volume and liquidity on the ISE and, therefore, to decreased revenues. In addition, consolidations or alliances among our current competitors may achieve cost reductions or other increases in efficiency, which may allow them to offer better prices or customer service than we do.

Legal and Administrative Proceedings

We are not a party to any litigation or other legal proceedings that we believe are reasonably likely to have a material adverse effect on our operating results, financial conditions or cash flows.

Properties

Our principal executive offices are located at 60 Broad Street, New York, New York, 10004. We occupy approximately 42,300 square feet of office space under a lease that expires in 2015 and approximately 10,000 square feet of office space under a lease that expires in 2009. In addition, we also occupy approximately 10,000 square feet of office space and approximately 2,800 square feet of machine room space for a back-up facility in Jersey City, New Jersey, which houses our back-up hardware and limited operations capabilities, pursuant to a lease expiring in 2007. We believe that the space we lease is sufficient to meet our current and near-term needs.

Employees

As of June 30, 2004, we had 152 full-time and three part-time employees. Of our employees at that time, 95 were engaged in supporting, maintaining and developing our technology infrastructure and our operations with the remainder providing managerial, finance, marketing and legal expertise. None of our employees is subject to collective bargaining agreements or represented by a union. We consider our relations with our employees to be good.

REGULATION

Federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws. The second tier consists of SROs, which are non-governmental entities that must register with, and are regulated by, the SEC. We are an SRO, registered under Section 6 of the Exchange Act as a “national securities exchange,” and are subject to oversight by the SEC.

SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, exchanges must successfully undergo a rigorous application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange is organized, and has the capacity, to carry out the purposes of the Exchange Act and can comply, and, as an SRO, can enforce compliance by its members and persons associated with its members, with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange. It has recently been reported that the SEC may issue a proposal in the coming months, addressing SRO governance, transparency, oversight and other issues which among other things will propose rules for SROs more like those covering public companies as a result of the Sarbanes-Oxley Act of 2002. Although we were founded in September 1997 for the purpose of developing the first all-electronic options exchange in the United States, we did not obtain SEC approval to begin operations until February 2000. Prior to our approval for registration, the SEC had not approved the registration of a national securities exchange since 1973.

In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs, and, among other things, provide that one or more directors be representative of issuers and investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors, and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act. While these requirements are generally intended to safeguard the integrity of securities markets and the interests of public market participants, they do not take into account or otherwise protect the interests of the exchange’s stockholders. Further, it has recently been reported that the SEC may be examining whether business and regulatory functions can effectively co-exist within a single institution or holding company structure.

As a registered national securities exchange, virtually all facets of our operation are subject to the SEC’s oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. We are also subject to periodic and special examinations by the SEC. Furthermore, as an SRO, we are potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. For instance, in early 2004, the SEC reportedly initiated a regulatory review of the options exchanges with respect to their regulatory and surveillance processes. In addition, several of the floor-based options exchanges are reportedly being investigated by the SEC with respect to certain order handling practices. In 2003, it was reported that in a separate SEC investigation, among other things, regulators at one of the options exchanges had ignored evidence of discriminatory handling of some customers’ options orders on that exchange. We have been subject to a number of routine reviews and inspections by the SEC since we began operations. To date, we have not received any reports regarding these inspections. To the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

We are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make available to the SEC for examination certain records. If we complete our proposed reorganization, ISE Holdings will also be subject to similar access to records requirements imposed by the Exchange Act.

Section 19 of the Exchange Act also provides that we must submit proposed changes to any of our rules, practices and procedures, including revisions of our certificate of incorporation and constitution, to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC’s action is designed to ensure that our rules and procedures are consistent with the aims of the Exchange Act and the rules and regulations under the Exchange Act.

If we complete our proposed reorganization and form ISE Holdings as proposed, certain aspects of ISE Holdings will be subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. The focus of the SEC’s regulation of ISE Holdings will be to assure adequate representation of members and public market participants in the governance of our exchange, as well as to ensure that our exchange can satisfy its regulatory responsibilities under the Exchange Act. See “Description of Capital Stock.” Furthermore, if we complete our proposed reorganization, the SEC will require that ISE Holdings give due regard to the preservation of the independence of the self-regulatory function of our equity options exchange and to its obligations to investors and the general public. The SEC will also require that we not take any actions which would interfere with the effectuation of any decisions by the board of directors of our exchange relating to its regulatory functions or the structure of the market that it regulates or that would interfere with the ability of our exchange to carry out its responsibilities under the Exchange Act. To the extent that ISE Holdings business activities involve or relate to our exchange, the officers and directors of ISE Holdings will be deemed to be officers and directors of the exchange for purposes of and subject to oversight under the federal securities laws. Accordingly, the SEC may exercise direct supervision and disciplinary authority over certain ISE Holdings activities, and those activities may be subject to SEC approval and, in some cases, public notice and comment. See “Proposed Reorganization.”

Additionally, effective as of August 19, 2004, securities listed on our exchange became “covered securities” for purposes of section 18 of the Securities Act. Section 18 of the Securities Act exempts from state registration requirements securities listed on certain “named markets” and other “covered securities” listed on any national securities exchange determined by the SEC to have substantially similar listing standards to those named markets. Previously, we could not list equity and index options unless those options were also listed on a “named market,” that is, the AMEX, CBOE, PHLX and PCX. Thus, we could only list options already traded by most of our current competitors. Now that equity and index options listed on our exchange will be “covered securities,” the options we list do not need to also be listed on another options exchange. We believe that having the ability to singly list options will provide us with greater flexibility and opportunity in product development, particularly with respect to the development and listing of specialty index options.

Regulatory Responsibilities

Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority, or DEA, for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the financial aspects of that broker-dealer’s regulatory oversight. We require that all of our members also be members of at least one other SRO, and we are not designated as the DEA for any of our members.

Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, approved by the SEC with respect to enforcement of common rules relating to common members. All of the options exchanges, NASD and NYSE have entered into the Options Sales Practices Agreement, a Rule 17d-2 agreement. Under the Options Sales Practices Agreement, each exchange, including us, is allocated a portion of its members for which it is responsible for enforcing rules related to options sales practices. We are relieved of regulatory responsibility for members allocated to other SROs. We have another Rule 17d-2 agreement with NASD Regulation under which NASD Regulation assumes regulatory responsibility for the members allocated to us under the Options Sales Practices Agreement.

For those regulatory responsibilities that fall outside the scope of any Rule 17d-2 agreement, we retain full regulatory responsibility under the Exchange Act. We perform most of those functions internally. However, we have entered into a Regulatory Services Agreement with NASD, pursuant to which NASD Regulation personnel operate as agents for us in performing certain of these functions. In all such cases, we supervise NASD Regulation and continue to bear ultimate regulatory responsibility. Our ability to rely on NASD personnel for assistance with these regulatory functions and services has allowed us to avoid what would otherwise have been necessary increases in related staff and overhead. This contractual arrangement is the first of its kind to have been approved by the SEC for an options exchange.

Surveillance

As an SRO, we engage in extensive regulation and monitoring of our members as well as trading activities in order to ensure market integrity. We believe our exchange is exceptionally well-regulated, which is vital to attracting and retaining the participation of market makers, broker-dealers and institutional and retail investors.

We expend considerable time, financial resources and effort to ensure that our internal rules and regulations conform to regulatory “best practices” within the securities exchange industry and within the regulatory regime overseen by the SEC, our primary regulator. In order to support our efforts and those of our market participants to comply with applicable law and our own exchange rules, we have developed our own automated market surveillance system to monitor market activity on our exchange. This system is flexible and can be easily modified or expanded to analyze market activity based on a wide variety of parameters. We believe that the system represents the state-of-the-art within the options exchange industry.

We operate the surveillance system and are responsible for conducting all aspects of the daily surveillance of trading and market activities, including among other things, monitoring trading on the exchange, reviewing trading alerts and reports, and conducting investigations into potential violations of our rules and federal securities laws. Our automated system produces alerts established by pre-defined criteria and ad hoc reports, and these alerts and reports are analyzed by a staff of 11 full-time highly trained professionals whose sole function is to review market surveillance data. Our legal staff, augmented by NASD staff, provides any necessary legal support for surveillance matters. Our legal staff consists of individuals who are recognized within our industry as leading experts in market regulation matters. In addition to conducting automated surveillance, we also engage in traditional surveillance activities, including routine information barrier compliance checks and periodic physical inspections.

As part of the self-regulatory process, disciplinary matters, other than minor matters covered by our Minor Rule Violation Plan, are reviewed by our Business Conduct Committee, on which our members serve. To date, all surveillance-related disciplinary matters initiated by us have been settled. However, we may incur significant financial costs and expend considerable human resources in connection with our surveillance and enforcement obligations, particularly to the extent we bear responsibility for prosecuting cases or proceeding against our members. Due to our status as an SRO, we have a statutory duty to allocate the necessary resources to these functions, and this may limit our ability to dedicate funds and human resources in other areas.

We are also a participant in the Intermarket Surveillance Group, or ISG. The ISG is an information-sharing cooperative governed by a written agreement. The ISG is not subject to regulatory oversight, nor does it file rule changes with the SEC or seek SEC approval when it considers requests from securities or futures exchanges to become a member. The purpose of the ISG is to provide a framework for the sharing of information and the coordination of regulatory efforts among exchanges trading securities and related products to address potential intermarket manipulations and trading abuses. In particular, the ISG participants have agreed that the exchange with the largest market share for the previous quarter in a given security will have responsibility for coordinating investigations into intermarket manipulations, such as insider trading. Given our position as the exchange with the largest market share in a growing number of options, our responsibilities in this regard have grown significantly, and will continue to grow if we continue to maintain and gain the most market share in existing and additional options. As a result of these growing responsibilities, we have found it necessary to double the size of our Market Investigations surveillance team from two to four analysts during the last 18 months. We may find it necessary to hire even more surveillance staff in the near future if current trends continue.

In recent months, there has been increasing public and SEC scrutiny of the issue of self-regulation by SROs, and in particular, whether the regulatory function of SROs should be separated from the business function. We cannot predict whether the SEC will take any action with respect to self-regulation by SROs and what effect, if any, such action would have on us. The SEC staff has also expressed concern about potential conflicts of for-profit exchanges performing the regulatory functions of SROs, such as the payment of dividends from regulatory fees and fines received from an SRO’s members.

Options Price Reporting Authority Plan

We are a participating exchange in the Plan. The Plan, which has been approved by the SEC, provides that any securities exchange approved by the SEC for the trading of securities options may become a participant exchange and sets forth a system for reporting options information to be administered by the participant exchanges through OPRA, a committee consisting of representatives of the participant exchanges. OPRA is the designated securities information processor for market information generated by trading of securities options in the United States, and it disseminates certain core trading information, such as last sale reports and quotations.

Options Intermarket Linkage Plan

We strongly advocated for, and are part of, the Options Intermarket Linkage Plan, which is designed to facilitate the routing of orders between exchanges to create a national market system as mandated by the Exchange Act. One of the principal purposes of a national market system is to assure that brokers may execute investors’ orders at the best market price. The Intermarket Linkage Plan requires the options exchanges to avoid executing trades at prices inferior to the best available price (referred to as a “trade-through”), and provides market participants with electronic access to the best prices among the options markets.

Options Listing Procedures Plan

We are also a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options.

Recent Regulatory Developments

In February 2004, the SEC published a concept release regarding the market structure for the options market. The SEC sought comment on whether it should take any action to improve the efficiency of the options markets and mitigate the conflicts of interest that may be impeding price competition in those markets. In particular, the SEC focused on concerns related to payment for order flow, specialist guarantees and internalization.

Payment for Order Flow

“Payment for order flow” began when some market makers started to pay order entry firms for their customer orders, independently from any exchange on which they traded. Under a typical payment for order flow arrangement, a market maker offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange because the market maker knows it will be able to trade with a portion of all incoming orders, including those from firms with which it has payment for order flow arrangements. Shortly thereafter, to level the playing field among market makers, exchanges started to administer their own collective payment for order flow programs, under which the exchanges imposed a fee on market makers for some or all customer transactions, creating a pool of money to pay for order flow. The exchanges delegate to their market makers the responsibility to administer the pool of money and to make payments to order-flow providers. We were the first and only exchange to seek and obtain SEC approval for our payment for order flow program. That order found our program to be in compliance with the Exchange Act. In contrast, the floor-based options exchanges enacted payment for order flow programs as fee changes that were effective on filing with the SEC but without a specific SEC finding that such programs are in compliance with the Exchange Act. While there is a presumption that investors benefit from these types of programs in the form of lower transaction costs, the SEC does not require firms to pass these payments on to their customers. Critics of these programs have further argued that because the programs ensure order flow, market makers will not quote as aggressively to attract order flow. Payment for order flow programs have also been subject to the criticism that they create a conflict for SROs since they generate much of their revenues from the order flow on the exchange and have a concomitant obligation to enforce their rules with respect to members who may violate their duty of best execution by failing to direct an order to another exchange with a superior price. The SEC is seeking comment on whether it should ban the practice of payment for order flow entirely or only exchange-administered programs, and whether it should permit market makers to petition to be exempt from paying into exchange-administered programs. In our comment letter to the SEC on the concept release, we have explicitly stated that we are opposed to all forms of payment for order flow programs and recommended that the SEC ban them. Nonetheless, we have stated that in order to remain competitive, we too need a payment for order flow program. If the SEC determines that payment for order flow programs should be banned altogether, such a ban could have an adverse effect on our ability to attract and maintain market share and volume. However, we believe that the abolition of such programs will ultimately place proper emphasis on market quality, and that in such an environment, we believe we are well placed to provide a superior marketplace to investors and market makers without the need for a payment for order flow program.

Specialist Guarantees

All of the options exchanges, including us, have rules that guarantee a specialist (in our case, our PMMs) a portion of each order when that specialist’s quote is equal to the best price on the exchange. These “specialist guarantees” reward market making firms willing to perform the obligations of a specialist by ensuring that they will be able to interact as principal with a certain percentage of incoming orders. The SEC is concerned that specialist guarantees affect quote competition and has asked for comment on the subject, including the effect of “removing” the guaranteed percentage of the order from the auction process. We cannot predict what, if any, action the SEC may take with respect to specialist guarantees, or whether any action by the SEC will have an effect on our business.

Internalization

Internalization refers to the concept of a broker-dealer trading against its own order flow. Our rules, like other options exchanges, permit a firm to trade with its own customer’s orders but only after an auction in which other members of that market have an opportunity to participate in the trade at the proposed price or an improved price. In addition, until recently, the SEC limited internalization to large orders (i.e., 50 or more contracts). The SEC recently approved for BOX the internalization of orders of any size, as long as the members guarantee that the order being internalized receives a price at least a penny better than the NBBO. Internalization has been criticized as adversely affecting quote competition and creating a conflict between the SRO’s desire to profit and its obligation to ensure that its members fulfill their best execution duties. As a result, the SEC sought comment with respect to what action, if any, it should take with respect to internalization. While we believe that most concerns regarding internalization for large orders are lessened by the fact that the transaction occurs on an exchange after exposure to an auction environment, we cannot predict what action the SEC may take with respect to internalization or whether any SEC action might have an effect on our business.

HISTORY OF SIGNIFICANT CORPORATE TRANSACTIONS

Initial Financings

As described under “Business—History of Our Business,” the original financing for our development was arranged by ATP, the consortium of broker-dealers founded by William A. Porter, former chairman of E*TRADE, and his colleague, Martin Averbuch. The financing was provided by the purchase of all 10 Class A Memberships and 94 Class B Memberships from us by ATP and an affiliate in a series of transactions culminating in an agreement entered into in August 1998. The aggregate price for these Class A and B Memberships was $30.45 million, to be paid to us as needed to fund our budgeted expenditures. ATP subsequently sold or leased most of its Class B Memberships to others. In addition, David Krell purchased four Class B Memberships for an aggregate of $50,000, and Gary Katz purchased two Class B Memberships for an aggregate of $25,000. Those Class B Memberships all have been sold. We were initially organized as a limited liability company so that losses incurred by us during our start-up period could be recognized by the holders of our limited liability company memberships for tax purposes.

Subsequent Financing and the Formation of ETC

To complete our development, in May 1999, ATP agreed to provide additional capital of up to $30.5 million on an as-needed basis. In connection with this financing, we and ATP also formed ETC as a vehicle through which to conduct any future businesses in which we might become involved other than operating an exchange located in the United States for the trading of equity options and options on equity indices. Consequently, ETC owned the development rights to any of our future business beyond operation of our exchange. ETC was capitalized by a $100,000 investment by us and a $200,000 investment by ATP, and by investments of $20,000 by Martin Averbuch, $25,000 by David Krell, $20,000 by Gary Katz and $20,000 by a trust established by William Porter. ETC shares (of various classes but equal equity interests) were owned by us, ATP and those individuals in proportion to their investments.

The Demutualization

In 2002, we decided to demutualize and change from a limited liability company to a corporation. The demutualization involved the merger of the limited liability company into us and the conversion of the Class A Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-1, common stock, associated with PMMs, which we refer to as Class B-1 memberships; the conversion of the Class B Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-2, common stock, associated with CMMs, which we refer to as Class B-2 memberships; and the conversion of Class C memberships into Class B, Series B-3 common stock, associated with EAMs, which we refer to as Class B-3 memberships. The demutualization was effected in April 2002.

In addition, we renegotiated David Krell’s and Gary Katz’s employment arrangements to provide for more traditional compensation in the form of an annual base salary, bonus based on performance and stock options. The stock options, issued to all officers, had an exercise price that was significantly less than the then fair market value of our Class A common stock and were fully vested on the date they were granted. This was done in order to recognize that equity awards were not granted to them when we were originally formed as a limited liability company. As a result, we incurred a charge of $9.5 million.

The demutualization was undertaken for three reasons. First, we became profitable in 2002. As a result, the tax benefits associated with being a limited liability company were no longer meaningful to our limited liability company members. Second, the combination of trading rights and equity interests in the limited liability company memberships resulted in a cumbersome capital structure. It was anticipated that more Class B-2 memberships would be needed in order to expand liquidity in our market, but the sale of such Class B-2 memberships would, under the limited liability company structure, also involve the sale of equity interests in the exchange, and the economics of the Class B-2 memberships and equity interests were different. Conversely, in order to raise more capital by selling equity interests, it would have been necessary to include Class B memberships in the sale. Third, when we were founded, we entered into agreements with David Krell and Gary Katz that provided for incentive compensation based on volumes of transactions executed on our exchange rather than more conventional stock options due, in part, to the fact that the limited liability company structure did not easily lend itself to the issuance of conventional incentive stock options. Given the significantly higher volumes of trading on our exchange than had been anticipated at the time these contracts were entered into, the resulting need on our part to renegotiate these contracts with David Krell and Gary Katz, and the recognized desirability of replacing these contracts with more conventional stock options, a demutualization and a grant of conventional stock options was considered appropriate. We also decided to establish more conventional stock options and a restricted stock unit plan for other executives.

The Private Placement and Cancellation of ETC Agreement

In connection with the demutualization, we raised additional capital by means of a private placement of Class A common stock to certain of our Class B members. An aggregate of 700,000 shares of Class A common stock were subscribed to by ATP, Bear Stearns, Bear Wagner Specialists LLC, an affiliate of Bear Stearns, Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley. The aggregate purchase price was $25 million.

In the course of negotiating the private placement, the purchasers expressed concern over the ownership by ETC of the rights to potentially valuable future ISE business. As a result, we decided to reacquire these rights by merging ETC into a new wholly owned subsidiary of the ISE, thereby effectively canceling the ETC agreement. The merger of ETC was not deemed to be a purchase of an entity but rather an expense as ETC did not meet the definition of a business in accordance with U.S. accounting rules. We incurred a charge of $5.6 million relating to this cancellation. The shares of ETC were converted into 165,000 shares of Class A common stock, representing approximately 4% of our Class A common stock then outstanding (taking into account the shares issued in connection with the private placement). Our Class A common stock was valued at that time at $35.71 per share. The private placement and the cancellation of the ETC agreement pursuant to the merger were effected in May 2002. In addition, we created our 2002 Stock Option Plan and issued options on our Class A common stock to our officers and certain directors, as well as certain employees of ETC.

Prior to the merger, we transferred an aggregate of 200,000 ETC shares to ETC employees Martin Averbuch, Jeffrey Seltzer, Christopher Martel and Bruce Ungar (each also officers of ATP) and George Hayter (also a director of ATP), in consideration for certain consulting services valued at $1.5 million and included in the charge above. As a result of the merger with ETC, these ETC employees received 41,509 of the 165,000 shares of our Class A common stock issued in that merger, representing approximately 1% of our Class A common stock then outstanding (taking into account the Class A shares issued in connection with the private placement).

Sales of Additional Class B-2 Memberships

In addition to the private placement, the demutualization also facilitated the sale of additional Class B-2 memberships (associated with CMMs). The major objective of the sale of additional Class B-2 memberships was to realize the increased exchange market liquidity that would be provided by these additional memberships. Any increase in the number of either Class B-1 memberships (associated with PMMs) or Class B-2 memberships requires approval of the holders of each of the Class B-1 and Class B-2 memberships, since increased Class B-1 or B-2 memberships could affect the volume of trading done by the current Class B-1 and Class B-2 members. In order to compensate for any such effect, the holders of Class A common stock sought, and obtained, our agreement to dividend the after-tax proceeds of sales of additional Class B-2 memberships to the Class A stockholders (the Class B memberships not being entitled to receive dividends), net of a success bonus paid to our officers and certain directors in connection with the completion of sales of Class B-1 and Class B-2 memberships.

In October 2002, Class B-1 and Class B-2 memberships (being the only members entitled to vote on the matter) approved an increase in the number of authorized Class B-2 memberships from 100 to 130. A special committee of our board of directors was appointed to determine to whom and on what terms the additional Class B-2 memberships should be sold, with instructions from the board to offer the Class B-2 memberships to broker-dealers that would provide market making expertise, liquidity and order flow to us. The additional Class B-2 memberships were subsequently sold on varying terms, some providing for installment payments, for an aggregate of $45 million. In November 2003, Class B-1 members and Class B-2 members approved an additional increase in the number of authorized Class B-2 memberships from 130 to 160. It was determined that a task force consisting of our Chairman, Vice Chairman and President would administer the sales upon the principles that were established for the prior sales of additional Class B-2 memberships, and it was also determined that the net after-tax proceeds of the sales should be dividended to the Class A stockholders. In addition, it was also determined that success bonuses from a portion of after-tax proceeds would be distributed to our officers and certain directors. As of June 30, 2004, 12 of the additional 30 Class B-2 memberships have been sold at a price of $1.5 million each. The net after-tax proceeds from the sale of such Class B-2 memberships that have not yet been dividended to the Class A stockholders will be subject to a special dividend to be paid prior to the completion of this offering on the basis of payments received and expected to be received and an assumed tax rate of approximately 45%. We anticipate selling all of the remaining unsold 18 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of any such Class B-2 memberships and cannot assure that any such sales will occur. In addition, we do not contemplate the payment of any regular dividends on our Class A common stock after the completion of this offering. See “Dividend Policy.”

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of August 24, 2004, are as follows:

Name	Age	Position
Ivers W. Riley (1) (3)	71	Chairman of the Board
David Krell (1)	58	President, Chief Executive Officer and Director
Gary Katz	43	Chief Operating Officer
Bruce Cooperman	45	Senior Vice President, Finance & Administration; Treasurer and Chief Financial Officer
Daniel P. Friel	48	Senior Vice President, Technology; Chief Information Officer
Bruce D. Goldberg	52	Senior Vice President, Marketing
Michael J. Simon	51	Senior Vice President, Legal & Regulatory; General Counsel, Secretary and Chief Regulatory Officer
Barbara Diamond (2) (3) (4)	61	Director
James V. Harkness (6)	45	Director
Frank J. Jones, Ph.D. (1) (3) (4)	65	Director
Mark P. Kritzman (2) (3) (5)	53	Director
Jason Lehman (6)	30	Director
John F. Marshall, Ph.D. (2) (3) (4) (5)	52	Director
Sarah A. Miller (3) (5)	50	Director
Carleton Day Pearl (1) (2) (3)	60	Director
William A. Porter (1) (6)	75	Director
Richard Schmalensee, Ph.D. (3) (4)	60	Director

(1)	Member of the Executive Committee
(2)	Member of the Finance and Audit Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Compensation Committee
(5)	Member of the Committee for Review
(6)	Industry Director

Mr. Riley has served as Chairman of the ISE since May 26, 2002. From 1997 until the end of 2001, he served as a member of the Executive Committee of the International Options Market Association, where he was formerly President from 1997 through 1998. From 1994 to 1997, and from 1999 to 2000, Mr. Riley was the Chief Executive Officer of the Hong Kong Futures Exchange and Chairman and Chief Executive Officer of the HKFE Clearing Corporation. From 1986 to 1993, he was Senior Executive Vice President of the AMEX in charge of all derivatives activity. From 1983 to 1986 he was Executive Vice President of the NYSE in charge of the options division. Previously, Mr. Riley was a founding partner of The Options Group. In addition, he was a Senior Vice President of both PaineWebber and the CBOE.

Mr. Krell has been President and Chief Executive Officer of the ISE since 1997. Mr. Krell founded the ISE in October, 1997. From 1997 to 1998, he was Chairman and co-founder of K-Squared Research, LLC, a financial services consulting firm. From 1984 to 1997, Mr. Krell was Vice President, Options and Index Products, of the NYSE. From 1981 to 1984, Mr. Krell was First Vice President at the CBOE. Mr. Krell was also a Vice President at Merrill Lynch from 1978 to 1981 and founded its Managed Options Service. He was a Director on the board of the International Federation of Technical Analysts, a President of the Market Technicians Association and a Director on the board of directors of OCC. Mr. Krell formerly was an Adjunct Professor at Rutgers University Graduate School of Management and at the Graduate School of Baruch College. He has taught, coordinated and directed seminars and workshops at the New York Institute of Finance.

Mr. Katz has been Chief Operating Officer of the ISE since 2001; from 1997 to 2001, he was Senior Vice President, Marketing. From 1997 to 1998, he was President and co-founder of K-Squared Research, LLC, a financial services consulting firm. From 1986 to 1997, Mr. Katz was Managing Director, Options and Index Products, at the NYSE. Mr. Katz is a co-founder of The Options Industry Council. Prior to 1986, Mr. Katz was an actuary with the Equitable Life Assurance Company and is an Associate of the Society of Actuaries. Mr. Katz formerly was an Adjunct Professor of Statistics at the Stern School of Business, New York University. Mr. Katz has an M.S. in Statistics with Distinction from New York University and a B.A. from Queens College. Mr. Katz represents the ISE on the board of directors of OCC.

Mr. Cooperman is Senior Vice President, Finance & Administration, Treasurer and Chief Financial Officer of the ISE. Mr. Cooperman joined the ISE in February 1999. From 1997 to 1999, he was Senior Vice President at the Board of Trade of the City of New York, or NYBOT. During his tenure, he was Chief Financial Officer of the New York Cotton Exchange (a subsidiary of NYBOT). From 1993 to 1997, Mr. Cooperman was Director of Finance and Information Technology at Fischer, Francis, Trees and Watts where he directed the global operations of the finance and technology divisions. From 1984 to 1993, he was a Vice President in the Finance Division of Credit Suisse First Boston. Mr. Cooperman is a graduate of Ohio State University, where he received a B.S. degree in accounting and computer science.

Mr. Friel is Senior Vice President, Technology, and Chief Information Officer of the ISE. Mr. Friel joined the ISE in 1999. From 1977 to 1999, he was with Securities Industry Automation Corporation, or SIAC, a jointly owned subsidiary of the NYSE and AMEX. From 1994 to 1999, he was Vice President of SIAC’s Amex Computer Operations. Prior to 1994, Mr. Friel held management positions at SIAC. A graduate of Cathedral College of the Immaculate Conception, Mr. Friel holds a B.A. degree in psychology.

Mr. Goldberg is Senior Vice President, Marketing, of the ISE. Mr. Goldberg joined the ISE in July 2001. From July 2000 to June 2001, Mr. Goldberg was Senior Vice President, Marketing, of Service Interactive, a restaurant service company. From 1996 to 2001, Mr. Goldberg was Senior Vice President, Marketing, of Brink’s Home Security. From 1989 to 1996, Mr. Goldberg was with the CBOE, where he was Vice President of Retail Marketing and Sales. Mr. Goldberg was a co-founder of the Options Industry Council. Mr. Goldberg has held senior marketing positions for Procter & Gamble, Frito-Lay and Pizza Hut. He has a M.B.A. in Marketing-Finance from Cornell University and a B.S. in Psychology from Union College.

Mr. Simon is Senior Vice President, Legal and Regulatory, General Counsel, Secretary and Chief Regulatory Officer of the ISE. Mr. Simon joined the ISE in November 1998. From 1993 to 1998, Mr. Simon was “Of Counsel” to Milbank, Tweed, Hadley & McCloy LLP. He had previously been Senior Attorney and an Associate with the firm since 1988. From 1986 to 1988, Mr. Simon was Vice President and Associate General Counsel of the National Securities Clearing Corporation. From 1978 to 1986, Mr. Simon was with the SEC where he was Assistant Director for Over-the-Counter Market Regulation and Structure. Mr. Simon is a graduate of the University of Pittsburgh School of Law and the University of Rochester and is a member of the American Bar Association.

Ms. Diamond has been a director of the ISE since 2000. Ms. Diamond has been President of BBDiamond, LLC, a management consulting firm, since 2003. From March 1978 to December 2002, Ms. Diamond served as President of the Diamond Services Group, Ltd. In addition, from March 1999 to December 2002, Ms. Diamond conducted market research for Strategic Market Systems. From 1985 to 1990, Ms. Diamond served as the North American Representative for the Sydney Futures Exchange. Ms. Diamond has also been a member of the Sydney Futures Exchange and the Singapore International Monetary Exchange. Ms. Diamond was a member of the International Monetary Market, a division of the Chicago Mercantile Exchange from 1972 to 1998. Ms. Diamond has a B.S. in Economics from Elmhurst College.

Mr. Harkness has been a director of the ISE since 2002. Mr. Harkness has been a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P. since 1999. From April 1994 to July

1999, Mr. Harkness was Managing Director of MicroHedge. Mr. Harkness also held trading and sales positions with Telekurs AG, Market View Software and LaSalle Arbitrage.

Dr. Jones has been a director of the ISE since 2000. Dr. Jones is Vice Chairman of ISE. He has been a Professor in the accounting and business department at San Jose State University since 2003. Additionally, Dr. Jones was Executive Vice President and Chief Investment Officer of Guardian Life Insurance Company of America from 1991 to 2002. Previously, Dr. Jones was Managing Director at Merrill Lynch & Co., Global Fixed Income Research and Economics. He has served on several boards, including The Intermarket Clearing Corporation (a subsidiary of OCC), OCC and New York Futures Clearing Corporation. Dr. Jones holds a Ph.D. in Economics from Stanford University, a M.B.A. from the University of Pittsburgh, a M.S. in Nuclear Engineering from Cornell University and a B.A. and B.S. from University of Notre Dame.

Mr. Kritzman has been a director of the ISE since 2000. Mr. Kritzman is the Chief Executive Officer and owner of Windham Capital Management Boston, LLC. He has held this position since January 2000. In addition, from 1993 to 2000, Mr. Kritzman served as Managing Partner of Windham Capital Management Boston, a general partnership. Mr. Kritzman is also a Senior Partner of State Street Associates, and the Research Director of CFA Institute’s Research Foundation. He also teaches the Financial Engineering pro-seminar at the Massachusetts Institute of Technology’s Sloan School. From 1986 to 1988, Mr. Kritzman was General Partner of New Amsterdam Partners and from 1983 to 1986, was Vice President of Bankers Trust Company. Prior to that, Mr. Kritzman held research positions with AT&T and the Equitable Life Assurance Society. Mr. Kritzman has also served as a director on several boards, including The Center for International Securities and Derivatives Markets, The Fischer Black Memorial Foundation, The Institute for Quantitative Research in Finance and The International Association of Financial Engineers. In addition, Mr. Kritzman serves on several editorial and review boards, including Emerging Markets Review, the Financial Analysis Journal, the Journal of Alternative Investments and the Journal Derivatives and the Journal of Investment Management.

Dr. Marshall has been a director of the ISE since 2000. Dr. Marshall has been a Senior Member of Marshall, Tucker & Associates, LLC since 1991. He is also the Chief Executive Officer of Port Jefferson Capital I, LLC, a venture capital fund. Dr. Marshall served on the faculty of the Tobin Graduate School of Business at St. John’s University from 1981 to 2000. Dr. Marshall also served as the Executive Director of the International Association of Financial Engineers. Dr. Marshall earned a Ph.D. in Financial Economics from the State University of New York at Stony Brook, a M.B.A. in Finance from St. John’s University in 1977, a M.A. in Quantitative Economics from the State University of New York at Stony Brook and a B.S. in biology/chemistry from Fordham University in 1973.

Ms. Miller has been a director of the ISE since 2003. Ms. Miller has been a Director of the Center for Securities, Trust and Investments at American Bankers Association since 1989. Ms. Miller also has been General Counsel for the ABA Securities Association since 1995. In addition, from 1982 to 1988, Ms. Miller worked in the Division of Corporation Finance and in the Office of the General Counsel at the SEC. Ms. Miller is a graduate of Boston University and American University’s Washington College of Law and is a member of the D.C. Bar.

Mr. Pearl has been a director of the ISE since 2000. Mr. Pearl is a financial industry consultant. He has been Vice President and Treasurer of Freescale Semiconductor, Inc., a subsidiary of Motorola, since 2003. Previously, Mr. Pearl was President and Chief Executive Officer at System Capital Corporation from 2000 to 2003 and was Senior Vice President and Treasurer at McDonald’s Corporation from 1978 to 1999. Mr. Pearl was also Chairman of The Profit Sharing Administrative Committee, which oversees investment choices for McDonald’s employee retirement funds. Mr. Pearl served as an Advisory Director to McDonald’s board of directors from 1996 to 1997. In addition, Mr. Pearl was a Trustee of Aon Funds. Mr. Pearl is a member of the board of directors of the National Association of Corporate Treasurers and RIM Finance Limited. Mr. Pearl serves on the Advisory Board of the School of Liberal Arts and Sciences at DePaul University in Chicago and the boards of the Lincoln Park Zoo and the Chicago Shakespeare Theater.

Mr. Porter has been a director of the ISE since 2000. Mr. Porter is a founder and was the first Chairman of the ISE from 1997 to 2002. Mr. Porter is also Chairman Emeritus of E*TRADE, the Managing Member of KAP Group LLC and Chairman of the Board of ATP. He has been the Chairman of ATP since 1997. Mr. Porter has held numerous senior management positions, including Chairman of Trelleborg Rubber Company; President of Tretorn Shoes; President of Commercial Electronics Incorporated. Mr. Porter has a M.S. in Management from The Massachusetts Institute of Technology, where he was a Sloan Fellow, a M.S. in Physics from Kansas State College and a B.A. in Mathematics from Adams State College.

Dr. Schmalensee has been a director of the ISE since 2000. Since November 1998, Dr. Schmalensee has been the Dean of The Massachusetts Institute of Technology Sloan School of Management and a Professor of Economics and Management. Previously, Dr. Schmalensee served as Deputy Dean and Interim Dean. Dr. Schmalensee is a part-time consultant for LEC, LLC since April 2004 and was a part time consultant for NERA Economic Consulting from 1991 through March 2003. In addition, Dr. Schmalensee serves on the board of directors of IDG, Inc., and previously served on the board of directors of MFS Investment Management, from June 2002 to April 2004. From 1989 to 1991, Dr. Schmalensee was a member of the President’s Counsel of Economic Advisors. He currently serves on the Committee on National Statistics of the National Research Council. Dr. Schmalensee is a research associate of the National Bureau of Economic Research, a fellow of the Econometric Society, a member of the International Academy of Management, and a fellow of the American Academy of Arts and Sciences. Before joining MIT in 1977, Dr. Schmalensee was an Associate Professor at the University of California, San Diego, and has served as a visiting professor at the Harvard Business School.

Mr. Lehman has been a director of the ISE since July 2004. He is Head of Global Volatility Arbitrage at Citadel Investment Group, L.L.C. and currently heads the Global Options business for Citadel. Mr. Lehman joined Citadel in 1996 as a trader in the Japanese Convertible Bond Trading Group. Mr. Lehman holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

There are currently three vacancies on our board of directors. Our board of directors is currently divided into two classes. Our Class I directors include Ms. Diamond, Mr. Harkness, Mr. Kritzman, Mr. Porter, Mr. Riley and Dr. Schmalensee. Our Class II directors include Dr. Jones, Mr. Lehman, Dr. Marshall, Ms. Miller and Mr. Pearl.

Composition and Classification of Board

We are in full and timely compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, as well as the requirements of the NYSE/Nasdaq, including with respect to the independence of directors.

Subject to SEC approval, we intend to amend our certificate of incorporation and constitution, also serving as our bylaws, in connection with this offering. In accordance with our amended certificate of incorporation and constitution, our board of directors is comprised of fifteen members. Two directors are officers, directors or partners of PMMs and are elected by holders of Class B-1 memberships. Two directors are officers, directors or partners of CMMs and are elected by holders of Class B-2 memberships. Two directors are officers, directors or partners of EAMs, and are elected by holders of Class B-3 memberships. We refer to our directors who are elected by our Class B members as our industry directors. Eight of the directors are persons with no material business relationship with us or our affiliates and are elected by the holders of our Class A common stock. We refer to these 8 directors as our non-industry directors. Finally, one director is currently holding the office of our Chief Executive Officer and is elected by the holders of our Class A common stock.

In accordance with our amended certificate of incorporation and constitution, each director, other than the Chief Executive Officer, holds office for a term of two years. The Chief Executive Officer holds office for a term of one year, or such earlier time as such person no longer serves as Chief Executive Officer. No industry director may serve on the board of directors for more than three consecutive terms. Any such director may be eligible for election following a two-year hiatus from the board of directors.

The directors, other than the Chief Executive Officer, are divided into two classes, and are designated as Class I and Class II directors. The division of the board of directors into two classes with staggered two-year terms may delay or prevent a change of our management or a change in control. Class I directors were initially elected for a term expiring at the 2002 annual meeting of stockholders and Class II directors were initially elected for a term expiring at the 2003 annual meeting of stockholders. Subject to the provisions of our certificate of incorporation, at each annual meeting of stockholders, the stockholders will elect the successors of the class of directors whose terms are expiring. At each succeeding annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the second year following the year of their election, and until their successors are elected and qualified.

We typically hold our annual stockholders’ meeting in November of each year. However, because of the expected timing of completion of this offering, we will not be holding our annual stockholders’ meeting this November. Instead, we will hold our annual stockholders’ meeting in the Spring of 2005 and in each spring thereafter. As a consequence, the terms of our Class I directors, all of which would normally have expired at the November 2004 annual stockholders’ meeting, will now expire at the Spring 2005 annual stockholders’ meeting.

It is anticipated that our board of directors will meet at least quarterly.

Board Committees

Our board of directors has an Executive Committee, a Finance and Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Committee for Review. The board of directors may also create such other committees as the members deem appropriate.

Executive Committee. This committee has and may exercise all the powers and authority of the board, except with respect to approving a merger, consolidation, sale of all or substantially all of the assets or dissolution of the ISE. Currently, David Krell (chairman), Ivers W. Riley, Frank J. Jones, Ph.D., Carleton Day Pearl and William A. Porter are members of the Executive Committee.

Finance and Audit Committee. Among other responsibilities, the committee oversees the engagement of independent public accountants to act as our auditors, annually reviews our financial statements and the scope and cost of annual audits and considers matters relating to accounting policies and internal controls. The committee is governed by a charter that complies with the rules of the SEC and the NYSE/Nasdaq. Currently, John F. Marshall, Ph.D. (chairman), Barbara Diamond, Mark P. Kritzman and Carleton Day Pearl are members of the Finance and Audit Committee. John F. Marshall is an independent director who is an audit committee financial expert as defined in the Exchange Act and acts in such capacity on the committee. Our board has determined that each of the directors serving on our audit committee is independent within the meaning of the rules of the SEC and the listing standards of the NYSE/Nasdaq.

Corporate Governance Committee. This committee reviews the qualifications of potential candidates for election as non-industry directors, and nominates such candidates. The individuals on the committee meet the independence requirements established by the NYSE/Nasdaq. The committee is also responsible for developing and recommending to the board a set of corporate governance principles applicable to us. The committee is governed by a charter that complies with the rules of the NYSE/Nasdaq. Currently, Ivers W. Riley (chairman), Sarah A. Miller (vice chairman), Barbara Diamond, Frank J. Jones, Ph.D., Mark P. Kritzman, John F. Marshall, Ph.D., Carleton Day Pearl and Richard Schmalensee, Ph.D., are members of the Corporate Governance Committee.

Compensation Committee. This committee approves our goals and objectives relevant to compensation and benefits, stays informed as to market levels of compensation and recommends to our board compensation levels and benefits for our management and employees. Following completion of this offering, the compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement or Form 10-K filed with the SEC. Currently, Barbara Diamond (chairman), Richard Schmalensee, Ph.D., John F. Marshall, Ph.D. and Frank J. Jones, Ph.D., are members of the Compensation Committee.

Committee for Review. This committee reviews decisions of our Business Conduct Committee (a committee comprised of our members) regarding charges against members for violations of our rules or federal securities laws. The committee is governed by our rules, which have been approved by the SEC. Currently, Mark P. Kritzman (chairman), John F. Marshall, Ph.D. and Sarah A. Miller are members of the Committee for Review.

Director Compensation

Our officers who serve as directors are not compensated for serving as directors. Our non-officer directors receive several forms of compensation including an annual fee, compensation for participation at board and committee meetings, and reimbursement for costs associated with attending such meetings.

Industry directors are not paid an annual fee for board or committee service, but are paid $500 for attending board meetings and $200 for attending Executive Committee meetings.

Non-industry directors receive an annual fee ranging from $15,000 to $75,000 for serving on the board and $2,000 to $6,000 for attending board meetings. Fees vary based on the non-industry director’s position on the board of directors and the method by which the non-industry director elects to attend board meetings. Furthermore, if our non-industry directors serve on a committee of the board, they receive between $500 to $6,000 in annual fees for each committee on which they serve and $500 to $1,000 for each committee meeting attended.

As part of their compensation, our non-industry directors also receive options to purchase shares of Class A common stock. In November 2002, Frank J. Jones, Ph.D., Mark P. Kritzman, John F. Marshall, Ph.D., Richard Schmalensee, Ph.D., Carleton Day Pearl, Ivers W. Riley and Barbara Diamond were each granted an option to purchase 1,000 shares of our Class A common stock for an exercise price of $12.50 per share subject to vesting over a one-year period and otherwise pursuant to our 2002 Stock Option Plan. In September 2003, Sarah A. Miller was granted an option to purchase 1,000 shares of our Class A common stock for an exercise price of $12.50 per share subject to vesting over a three-year period and otherwise pursuant to our 2002 Stock Option Plan.

Executive Compensation

The following table sets forth certain information concerning the compensation paid to our chief executive officer and our five other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2003. These executives are referred to as our “named executive officers” elsewhere in this prospectus.

		Annual Compensation(1)		Long-Term Compensation
		Salary	Bonus(2)	Long Term Incentive and Deferred Compensation(3)	All Other Compensation(4)
Name and Principal Position	Year
David Krell President and Chief Executive Officer and Director	2003	$751,923	$1,547,885	$—	$23,575	(5)
Gary Katz Chief Operating Officer	2003	641,346	1,242,019	—	15,025	(5)
Daniel P. Friel Senior Vice President, Technology; Chief Information Officer	2003	360,500	149,400	235,000	12,000
Michael J. Simon Senior Vice President, Legal & Regulatory; General Counsel, Secretary & Chief Regulatory Officer	2003	360,500	149,400	235,000	14,000
Paul J. Bennett Senior Vice President, Market Operations(6)	2003	309,000	133,950	170,000	12,000
Bruce Cooperman Senior Vice President, Finance and Administration; Treasurer and Chief Financial Officer	2003	283,300	97,910	150,000	12,000

(1)	Does not include our expense for maintaining an apartment in New York City during 2003 for use by our executive officers and other employees. Since January 1, 2004, David Krell has had exclusive use of the apartment.
(2)	Includes $420,000 and $280,000, respectively, paid by us to David Krell and Gary Katz and $41,250 paid individually to Daniel Friel, Michael Simon, Paul Bennett and Bruce Cooperman as a success bonus in connection with the sale of Class B-2 memberships in 2003.
(3)	Represents deferred compensation under our KEYSOP™ profit-sharing plan.
(4)	Includes matching contributions under our 401(k) plan.
(5)	Includes term life insurance premium payments paid by us for the benefit of David Krell and Gary Katz in the amount of $9,575 and $3,025, respectively.
(6)	Paul Bennett resigned effective as of June 30, 2004.

Stock Option Grants in Year Ended December 31, 2003

No stock options to purchase our Class A common stock were granted to the named executive officers during the year ended December 31, 2003.

Aggregated Option Exercises During Year Ended December 31, 2003 and Year-End Option Values

None of our named executive officers exercised options to purchase our Class A common stock during the fiscal year ended December 31, 2003. The following table sets forth the number and value of shares underlying options held as of December 31, 2003.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David Krell	168,000	—		—
Gary Katz	112,000	—		—
Daniel P. Friel	16,500	—		—
Michael J. Simon	16,500	—		—
Paul J. Bennett (2)	16,500	—		—
Bruce Cooperman	16,500	—		—

(1)	There was no public market for our Class A common stock as of December 31, 2003. Accordingly, these values have been calculated on the basis of the assumed public offering price of $ per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.
(2)	Paul Bennett resigned effective as of June 30, 2004. Paul Bennett’s options will remain exercisable for up to six months after any lock-up period applicable to our management and employees in effect after the completion of this offering.

Benefits Plans

2002 Stock Option Plan

In October 2002, we adopted the International Securities Exchange, Inc. Stock Option Plan, which we refer to as the 2002 Stock Option Plan. The purpose of this plan is to further and promote the interests of the ISE, our subsidiaries and our stockholders by enabling us and our subsidiaries to attract, retain and motivate key employees and non-employee directors, or individuals who may become key employees or non-employee directors, and to align the interests of those individuals and our stockholders.

This plan is administered by our board of directors or a committee established from time to time in the sole discretion of our board. In the event that our board determines that the plan shall be administered by a committee, then the committee may exercise all powers granted to our board under the plan, other than the board’s power to amend, suspend or terminate the plan. Our board is authorized to construe and interpret this plan and to promulgate, amend, and rescind rules and regulations relating to the implementation and administration of this plan. Our board is also authorized to select the persons eligible for awards under the plan, determine the amount and form of awards, and impose restrictions, terms and conditions upon options. Our board’s determinations need not be uniform and may be made selectively among plan participants. Any determination, decision, or action of our board in connection with the construction, interpretation, administration, or implementation of this plan is final, conclusive and binding upon all plan participants and any person’s claiming under or through any participant.

This plan authorizes the grant of nonqualified stock options with respect to our Class A common stock or any other security issued by us in substitution or exchange therefor. Subject to certain adjustment provisions, this plan allows for the issuance of a maximum of 429,000 shares of Class A common stock. This plan authorizes awards to our employees and non-employee directors and employees and non-employee directors of our subsidiaries. Each option is evidenced by an option agreement between us and each participant containing the terms and conditions of the option grant.

Unless otherwise provided in the option agreement, options granted under this plan may not be sold, transferred, pledged, assigned, exchanged, encumbered, or otherwise hypothecated or disposed of by the plan participant except by will or the laws of descent.

Under this plan, our board determines the exercise price for options at the time the options are granted. The exercise price per share shall be payable at the time the option is exercised in accordance with any procedures established by our board. The exercise price is payable by any method established by our board, including by delivery of shares already owned by a plan participant for at least six months, having a fair market value equal to the exercise price.

The exercise of any stock option prior to a public offering is contingent upon the participant becoming a party to the Stockholders Agreement. See “Certain Relationships and Related Transactions—Private Placement and Stockholders Agreement.”

In the event of changes in our outstanding stock or capital structure by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, a change of control, reorganizations, mergers, consolidations, combinations, exchanges, or other changes in capitalization, or in the event of changes in applicable laws or other changes in circumstances that results in substantial dilution or enlargement of the rights granted to, or available for, participants, then to the extent our board of directors deems equitable in order to maintain the intended operation of this plan, any option granted under this plan and the maximum number of shares of Class A common stock available for grant is subject to adjustment or substitution as to the number, price or kind of shares of stock or other consideration.

In the event of certain changes in control, such as a merger, sale of all or substantially all of our assets or our reorganization or liquidation, our board may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding options and cause the holders of the options to be paid, in cash or stock (including any stock of a successor or acquirer) in an amount determined by our board, based upon the excess of the value (as determined by the board) of a share of Class A common stock over the applicable exercise price.

This plan will automatically terminate on the day immediately preceding the tenth anniversary of its adoption, unless terminated sooner by our board of directors. Our board may amend, suspend or terminate this plan at any time, provided that no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding options without the consent of such participant.

As of June 30, 2004, options to purchase 410,850 shares of Class A common stock were outstanding under this plan.

KEYSOP™ Profit Sharing Plan

In July 2000, we adopted a compensation replacement program to provide incentives to certain employees. Our management committee selects the employees eligible to participate in this plan and may issue profit sharing options to these employees directly as a replacement of a profit sharing award to which the employee may become entitled. Enrollment is automatic when selected by the management committee. Additionally, the selected employee may elect to replace all or a portion of his or her bonus with elective bonus options, where the minimum replacement amount is $5,000. To do this, the employee must complete an enrollment agreement.

Awards under the profit sharing component will be based on two criteria: (1) our performance measured by daily volume of contracts and (2) individual performance determined by the employee’s manager with oversight from the management committee. Each component will be weighted according to the employee’s position and the impact such individual has on our performance. In addition, our net income must be above a certain threshold level. If the individual performance meets expectations, the employee will receive the full dollar amount of the target award; if the performance is superior, the award may be higher than the stated amount; if below expectations, the award may be less than the stated level. We will cease to make contributions to this plan following completion of this offering.

For elective options, the management committee will determine the number of option shares the employee will be entitled to receive depending on the amount of the bonus the employee intends to replace. Typically, the amount of the bonus is converted into an option with a net value equaling the amount of compensation replaced. The employee then has the right to purchase those shares by paying the exercise price.

Profit sharing options and elective bonus options are granted at approximately the same time the employee would have otherwise received a profit sharing award or bonus. When the option is granted, the employee receives an option agreement, which describes the type and amount of investment vehicle selected for each option.

Our management committee may also grant additional dividend options in its sole discretion representing the amount of dividends and capital gains distributions paid on the investments covered by the employee’s options during the previous year. If granted, the employee will receive a dividend option on any options which are outstanding. Dividends and capital gains distributions paid on the investments covered by the employee’s options during the previous year which are not converted to dividend options are paid out to the employee annually and are subject to ordinary income tax. Dividend options are vested at grant date to the same extent as the vested percentage amount of the underlying option to which the dividend option relates. Any unvested portion of the dividend option will vest at the same time and in the same amount as the underlying option.

Profit sharing options vest over a three-year period, vesting in thirds on each anniversary date of the grant date. Elective options fully vest at the grant date. In the event of a change in control of the ISE or upon retirement, all unvested options become vested. Any unvested options are forfeited upon termination of employment.

All options issued under the plan are to purchase shares of mutual funds. The options are granted for a price below the fair market value of the underlying mutual fund shares. In doing so, the employee defers current compensation. The employee may access the funds once fully vested. The employee chooses how to invest the funds. The plan enables deferred income tax, appreciation of tax deferred amount, unlimited access to vested deferred amounts and choices of investment vehicles.

To exercise the options, the employee must complete and return an option exercise form. The employee pays an exercise price which equals 30% of the fair market value of the shares on the grant date. In return for this cash payment, the employee receives the full amount of mutual fund shares covered by the option. Alternatively, the employee may receive an amount equal to the net value of the difference between the exercise price and the value of the underlying investment. This alternative cashless exercise must be arranged by a brokerage firm. When the employee completes the appropriate documentation, the brokerage firm will advance the funds needed to exercise the options. Upon delivery of the shares, the employee sells sufficient shares to repay this advance. In general, options will remain open for 15 years from the grant date, even if the employee retires, becomes disabled, or separates from services with the employer because of a change in control. While we intend to continue the plan indefinitely, our board may at any time terminate, suspend, amend or modify the plan.

Employee 401(k) Plan

We have established a tax-qualified employee savings and retirement plan for all permanent employees. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 20% or the statutory limit, $13,000 in 2004, whichever is less, and have us contribute such amount to the 401(k) plan. The plan provides for matching contributions to be made by us at our discretion subject to the provisions of the plan. As of June 30, 2004, we had 114 employees and former employees participating in the plan, which had total assets of $6,708,501. During 2002 and 2003, participants made before-tax contributions of $741,997 and $900,075, respectively, and after-tax contributions of $52,275 and $46,008, respectively.

Other Employee Benefits Plans

Our eligible employees are entitled to participate in several health and welfare plans established by us, including: medical and dental benefits, employee flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance.

New Plans

Omnibus Stock Plan

On August 16, 2004, we adopted the International Securities Exchange, Inc. Omnibus Stock Plan in order to further our growth and profitability by increasing incentives and encouraging equity ownership on the part of our employees, independent contractors and board members. The plan is intended to permit the grant of awards that constitute incentive stock options, or ISOs, non-qualified stock options, or NQSOs, stock appreciation rights, or SARs, restricted stock and restricted stock units, or RSUs. Each award under the plan is evidenced by a written award agreement between us and each participant containing the terms and conditions of such award.

This plan is administered by the compensation committee of our board. The committee is authorized to construe and interpret the plan and to promulgate, amend, and rescind rules and regulations relating to the implementation and administration of the plan. The committee is also authorized to select the plan’s participants, determine the amount and form of awards, and impose restrictions, terms and conditions upon awards. Our compensation committee may delegate all or any part of its authority and powers except the power with respect to (1) selection of participants who would be subject to Section 16 of the Exchange Act, and (2) awards intended to be “qualified performance-based compensation” under Section 162(m) of the Code.

Subject to certain adjustment provisions, 460,000 shares of our Class A Common Stock (which upon payment of the stock dividend contemplated in connection with this offering is expected to become              million shares of Class A common stock) are available for grants under the plan and up to 46,000 shares (which upon payment of the stock dividend contemplated in connection with this offering is expected to become      shares) in respect of restricted stock, RSUs, ISOs, NQSOs, or SARs, or a combination thereof, may be granted during any year to any person. Shares of our Class A Common Stock awarded under the plan may be either authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof.

Under this plan, the committee has the authority to grant awards that are contingent upon the achievement of performance goals. Such performance goals are to be specified in the relevant award agreement and may be based on various factors including, but not limited to: (1) revenue, (2) earnings per share, (3) net income per share, (4) share price, (5) pre-tax profits, (6) net earnings, (7) net income, (8) operating income, (9) cash flow, (10) earnings before interest, taxes, depreciation and amortization, (11) sales, (l2) total stockholder return relative to assets, (13) total stockholder return relative to peers, (14) financial returns (including, without limitation, return on assets, return on equity and return on investment), (15) cost reduction targets, (16) customer satisfaction, (17) customer growth, (18) employee satisfaction, (19) gross margin, (20) revenue growth, or (21) any combination of the foregoing, or such other criteria as the committee may determine. Performance goals may be in respect of our performance or any of our affiliates or any combination thereof on either a consolidated, business unit or divisional level.

In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock or extraordinary cash dividends, split-up, share combination, or other similar change in our corporate structure affecting the shares, our compensation committee may adjust the number, class and series of our securities or the securities of any successor corporation available under this plan, the number, class, series, exercise price per share (in the case of an option) and base price (in the case of a SAR) of securities subject to outstanding awards, the maximum number of shares available for grant and the maximum number of shares which may be granted to any participant in any single calendar year, in such manner as the committee determines to be appropriate to prevent the dilution or diminution of such awards. The committee may also, in its sole discretion, cancel some or all of the outstanding awards and pay to each holder of a cancelled award a payment in cash or securities in an amount that the committee in good faith determines to be the equivalent value of such award on the date of such event.

This plan will automatically terminate on the day immediately preceding the tenth annual anniversary of its adoption, unless terminated sooner by our board. Our board may amend, suspend or terminate this plan at any time, provided that no such amendment, suspension or termination shall alter or impair the rights of any participant under any outstanding award without the consent of the participant.

Stock Options. This plan authorizes the grant of ISOs and NQSOs, provided that no ISO shall be granted more than ten years after the earlier of (1) the date this plan was adopted by our board or (2) the date this plan was approved by our stockholders. ISOs are not transferable, except by will or the laws of descent.

Our compensation committee determines, at the time options are granted, the exercise price and expiration date for the option, the number of shares to which the option pertains, whether the option is ISO or NQSO and any other terms and conditions of the option. Notwithstanding any such designation, to the extent that the aggregate fair market value (determined as of the grant date) of shares with respect to which options designated as ISOs are exercisable for the first time by a participant exceeds $100,000, such options shall constitute NQSOs.

With respect to ISOs, the exercise price per share is not permitted to be less than 100% of the fair market value per share of Class A Common Stock as of the date of grant and the expiration date would be no later than the tenth anniversary of the date of grant. Further, in the case of ISOs, if the participant, as of the date of grant, owns more than 10% of the combined voting power of all classes of shares of capital stock or any subsidiary, parent or affiliate, the exercise price per share is not be permitted to be less than 110% of the fair market value per share as of the date of grant and the expiration date would be no later than the fifth anniversary of the date of grant.

After an option is granted, our compensation committee, in its sole discretion, may accelerate the exercisability of the option. The exercise of an option is contingent upon payment by the participant of an amount sufficient to pay all taxes required to be withheld by any governmental agency, in any form approved by the committee. The exercise price per share is payable at the time the option is exercised in accordance with procedures determined by the committee. The exercise price is payable in cash or by any method determined by the committee, including by delivery of shares already owned by a participant for at least six months, having a fair market value equal to the exercise price.

Stock Appreciation Rights. This plan authorizes the grant of SARs under terms and conditions, including the base price, determined by our compensation committee.

The plan also authorizes the grant of tandem SARs, or SARs granted in tandem with an option, provided that tandem SARs related to an ISO will be granted at the same time that such ISO is granted, that the base price with respect to shares subject to a tandem SAR will be the same as the exercise price with respect to the shares subject to the related option, and that the expiration date with respect to a tandem SAR will not be later than the expiration date of such related option.

Upon exercise of a SAR, the participant will receive payment from us in an amount determined by multiplying: (1) the amount by which the fair market value of a share on the date of exercise exceeds the base price specified in the award agreement pertaining to such SAR; times (2) the number of shares with respect to which the SAR is exercised. Such payment can be in cash, in shares with a fair market value equal to the amount of the payment or a combination thereof.

Stock Awards. This plan authorizes the grant of restricted stock and RSUs under terms and conditions, including the number of shares granted, the price, if any, and the period of restriction, as determined by our compensation committee. An award of restricted stock may be granted under which the shares are subject to forfeiture should the participant not be employed by us or a member of the board of directors on the date or dates specified in the award agreement or should the performance goals, if any, specified in the award agreement not be met. RSUs may be granted subject to a period or periods of time after which the participant will receive shares if the conditions contained in such award have been met. Our compensation committee may also impose such restrictions on shares subject to an award of restricted stock as it deems advisable or appropriate.

Shares subject to an award of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during a period of restriction. During the period of restriction, participants holding shares of restricted stock may exercise full voting rights with respect to those shares, and are entitled to receive all dividends and other distributions paid with respect to such shares, unless otherwise provided in the award agreement. If any such dividends or distributions are paid in shares, the shares will be deposited with us and shall be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.

On the date set forth in the award agreement, the restricted stock or RSUs for which restrictions have not lapsed (i.e., those that have been forfeited) shall revert to us and again shall become available for awards under this plan.

Stock Purchase Plan

On August 16, 2004, we adopted the International Securities Exchange, Inc. Stock Purchase Plan. The plan is designed to allow eligible employees and directors to purchase shares of our Class A Common Stock, at defined intervals, with their accumulated payroll deductions (or with additional contributions, if permitted by the relevant offering). We have reserved 150,000 shares of Class A Common Stock for issuance under this plan.

This plan is administered by our board of directors or a committee designated by our board. Our board (or such specifically designated committee) may determine when and how rights to purchase stock will be granted and the provisions of each offering to purchase stock pursuant to the plan. In addition, our board may interpret the plan and, subject to its provisions, prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the plan.

Employees are eligible to participate in the plan if they have been employed by us or our designated affiliates for such continuous period preceding such grant as our board may require. Under this plan, our board may from time to time grant to eligible employees or directors rights to purchase Class A Common Stock during designated offering periods. The initial offering period will begin on the effective date of this offering and, unless otherwise determined by our board, new offering periods of three months duration will begin following the last day of each three-month period. Rights to purchase stock granted under the plan are not transferable by an employee or director other than by will or the laws of descent and distribution.

Employees or directors electing to participate in an offering period may have up to 25% of their total cash compensation (including salary and bonus and, in case of directors, director’s annual and per-meeting fees) withheld pursuant to the plan, subject to any limit imposed from time to time by our board (currently $25,000 per year). The amount withheld is then used to purchase shares of our Class A Common Stock on the purchase date that is the last day of each offering period. The price of Class A Common Stock purchased under the plan is equal to 85% of the fair market value of our Class A Common Stock (as reasonably determined by our board) on the purchase date. Since the shares are purchased at less than market value, employees and directors will receive a benefit from participating in the plan. In connection with each offering, our board may specify the maximum dollar amount of shares that may be purchased by any employee or director. Employees or directors may reduce or increase their payroll deductions or may begin payroll deductions after the commencement of any offering only as provided in the relevant offering. Employees and directors may end their participation in the plan at any time during an offering period, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase stock will be returned to them (without interest). Participation ends automatically upon termination of employment with us or, in case of a director, cessation of directorship.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving our receipt of consideration, our board, in its sole discretion, may make appropriate and conclusive adjustments in the classes and maximum number of shares subject to the plan and the classes and number of shares and price per share of stock subject to outstanding rights.

This plan terminates on the earlier of the tenth anniversary of its effective date or when all shares available under the plan have been issued, unless terminated earlier by our board. Our board has the authority to amend the plan at any time without stockholder approval unless such amendment increases the number of shares reserved for rights under the plan or stockholder approval is otherwise required pursuant to stock exchange rules or the federal securities laws.

Senior Executive Annual Bonus Plan

On August 16, 2004, we adopted the International Securities Exchange, Inc. Senior Executive Annual Bonus Plan for the purpose of providing an annual bonus plan to senior executives and ensuring that annual incentive awards paid to certain senior executives thereunder are fully tax deductible for us as performance-based compensation.

Under Section 162(m) of the Code, the amount which we may deduct on our tax returns for compensation paid, or accrued, with respect to certain covered employees (generally the Chief Executive Officer and the four highest paid executive officers other than the Chief Executive Officer) in any taxable year is generally limited to $1 million per individual. However, compensation that qualifies as qualified performance-based compensation is not subject to the $1 million deduction limit. In order for compensation to qualify as qualified performance-based compensation for this purpose, it must meet certain conditions, one of which is that the material terms of the performance goals under which the compensation is to be paid must be disclosed to and approved by the stockholders.

Our executive officers are eligible to be selected to participate in this plan. Under the plan, our compensation committee or another committee designated by our board and consisting exclusively of outside directors within the meaning of Section 162(m) of the Code selects participants in the plan, determines the amount of their award opportunities, selects the performance criteria and the performance goals for each year, and administers and interprets the plan. An eligible employee may (but need not) be selected to participate in the plan each year.

No later than 90 days after the commencement of each year (or by such other deadline as may apply under Section 162(m)(4)(C) of the Code or the Treasury Regulations thereunder), our compensation committee will select the persons who will participate in this plan during such year and establish in writing the performance goals for that year as well as the method for computing the amount of compensation which each such participant will be paid if such goals are attained in whole or in part. Such method will be stated in terms of an objective formula or standard that precludes discretion to increase the amount that will be due upon attainment of the goals. The committee retains discretion under the plan to reduce an award at any time before it is paid.

The maximum amount of compensation that may be paid under the plan to any participant for any year is $5 million.

Under this plan, the performance goals for any year may be based on any of the following criteria, either alone or in any combination, and on either a consolidated or business unit level, and may include or exclude discontinued operations and acquisition expenses, as the committee may in each case determine: level of trading volume, sales, earnings per share, income before cumulative effect of accounting changes, net income, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, completion of acquisitions, business expansion and product diversification. The foregoing terms shall have any reasonable definitions that the committee may specify, which may include or exclude any or all of the following items, as the committee may specify: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring, productivity initiatives or new business initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any of the foregoing criteria may apply to a participant’s award opportunity for any year in its entirety or to any designated portion of the award opportunity, as the committee may specify.

Awards may be paid under this plan for any year only if and to the extent the awards are earned on account of the attainment of the performance goals applicable to such year and the participant is continuously employed by us throughout such year. The only exceptions to the continued employment requirement are if employment terminates by reason of death, disability or retirement during a year, in which case a prorated award may be paid after the close of the year. If a participant’s employment terminates for any reason other than death, disability or retirement during a year, any award for such year will be forfeited.

All payments pursuant to this plan are to be made in cash, only after the committee certifies that the performance goals for the year have been satisfied. Our board may terminate the plan without stockholder approval at any time.

Arrangements with Paul Bennett

Paul Bennett resigned as of June 30, 2004. Paul Bennett currently holds an option to purchase 16,500 shares of Class A common stock at a per share exercise price of $12.50. The option will remain exercisable for up to six months after any lock-up period applicable to our management and employees in connection with this offering.

Paul Bennett entered into a Duty of Loyalty Agreement with us on May 25, 2004. Under the agreement, Paul Bennett has agreed to certain confidentiality, non-competition and non-solicitation provisions that expire on the later of: (1) 24 months following his last day of employment, and (2) such time as all of his currently outstanding stock options have been exercised or forfeited, but in no event later than 30 months following his departure.

Upon Paul Bennett’s departure, we accelerated the vesting of a portion of his profit sharing award issued pursuant to our profit sharing plan.

Employment Arrangements

We have entered into employment agreements with David Krell, Gary Katz, Bruce Cooperman, Michael Simon and Daniel Friel. David Krell and Gary Katz’s employment agreements will supersede existing employment agreements with us.

Each agreement will commence on the closing date of this offering, expire on December 31, 2007 and will automatically extend for successive one-year terms unless we or the relevant employee provides at least 120 days’ written notice of an intention to terminate the agreement.

Under their respective employment agreements, each will receive the following initial annual base salaries: (1) David Krell, $1 million, (2) Gary Katz, $850,000, (3) Bruce Cooperman, $310,000, (4) Michael Simon, $385,000 and (5) Daniel Friel, $385,000. While David Krell’s and Gary Katz’s agreements do not contain any express provision for annual salary increases, the salaries of Bruce Cooperman, Michael Simon and Daniel Friel will be evaluated each year by our Chief Executive Officer and our Chief Operating Officer, and increased by no less than 3% annually, provided that such increases do not result in payment of a base salary that would not be fully deductible by us. Additionally, each is eligible to receive an annual discretionary bonus, the actual amount of which will be determined based on our and the employee’s achievement of performance objectives set by the compensation committee each year.

In addition to the above compensation and in connection with this offering, under our Omnibus Stock Plan each will be awarded shares of Class A Common Stock with a total dollar value at the time of grant being as follows: (1) David Krell, $2.1 million, (2) Gary Katz, $1.7 million, (3) Bruce Cooperman, $360,000, (4) Michael Simon, $500,000 and (5) Daniel Friel, $500,000. In each case, 66% of the total dollar value will be awarded in the form of restricted stock and 34% of the total dollar value will be awarded in the form of stock options that will be exercisable at the initial public offering price and valued in a manner consistent with that used for our books and records. These awards represent two years worth of grants. Because these awards are being granted on an accelerated basis, they will vest over a three-year period on a staggered basis as follows: 15% in year 1; 45% in year 2; and 100% in year 3.

Furthermore, each is also entitled to receive or participate in certain of our benefits, such as our 401(k) plan, group health plans, paid vacation and sick leave, basic life insurance and short-term and long-term disability.

Each employment agreement may be terminated upon the occurrence of the following: (1) death or disability, (2) termination by the employee for any reason, including good reason (as defined in the agreements), (3) termination by us, with or without cause (as defined in the agreements) or (4) termination by us or the employee by providing notice of an intent not to extend the then current term of employment.

If we terminate an agreement because of death or disability, for cause or an employee terminates employment without good reason, we will provide the employee with the following compensation: (1) annual base salary through the date of termination, (2) any deferred compensation or bonuses in accordance with applicable plans and (3) any other benefits the employee is eligible to receive under any of our plans or programs. Additionally, for termination because of death or disability, the employee will receive any annual bonus that was awarded but not yet paid and any pro-rated bonus for any partial year worked.

If we terminate an agreement without cause or an employee terminates for good reason, we will provide the employee with the following compensation: (1) annual base salary through the date of termination and for 24 months thereafter, (2) two times the average of any annual bonuses paid to the employee in the two years before termination, (3) any annual bonus that was awarded but not yet paid, (4) any pro-rated bonus for any partial year worked, (5) any deferred compensation or bonuses in accordance with applicable plans and (6) up to 24 months of coverage under our group medical, dental and life insurance plans.

If we terminate an agreement by providing notice of an intention not to extend the then current term of his employment, we will pay the employee the following compensation: (1) annual base salary through the date of termination and for 12 months thereafter, (2) any bonus that was awarded but not yet paid, (3) any pro-rated bonus for any partial year worked, (4) any deferred compensation or bonuses and (5) any other benefits as may be provided in our applicable programs and plans.

Each agreement also contains a provision that covers any termination without cause or for good reason occurring within 18 months following a change in control (as defined in the agreement), which entitles the employee to the following compensation: (1) annual base salary through the date of termination and for 36 months thereafter, (2) payment of three times the average of any annual bonuses paid to the employee in the two years before termination, (3) any bonus that was awarded but not yet paid and (4) continued participation in our group medical, dental and life insurance plans for up to 36 months. In addition, if the total payments provided are determined, in the aggregate, to be a parachute payment, thereby subjecting the employee to an excise tax, we will pay the employee an additional amount equal to any excise tax imposed on the total payments.

No termination payments under any of the above termination provisions will be made unless and until the employee signs a general release in favor of us.

The agreements also contain confidentiality, non-competition and non-solicitation provisions, whereby each employee acknowledges the obligation to protect our confidential information and intellectual property, agrees not to interfere with our business relationships or to otherwise compete with us upon termination and agrees not to solicit our employees, directors, consultants, agents, independent contractors or clients. The confidentiality provision continues indefinitely and the non-competition and non-solicitation restrictions last for 24 months, except that if we notify the employee of our intent not to extend the employment term, the restrictions will be reduced to 12 months.

All disputes between us and the employee relating to the employment or the termination of employment are subject to binding arbitration.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee currently are Barbara Diamond, Richard Schmalensee, Ph.D., John F. Marshall, Ph.D. and Frank J. Jones, Ph.D. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Limitation of Liability; Indemnification

As permitted by the DGCL our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. This limitation is generally unavailable for acts or omissions by a director that were (1) in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (3) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions that resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director.

Our constitution provides for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the ISE, or, at our request serves or served as a director or officer of or in any other capacity for, or in relation to, any subsidiary or other company, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our constitution also provides that, to the extent authorized from time to time by our board, we may provide to any one or more of our employees and other agents or any subsidiary, rights of indemnification and to receive payment or reimbursement of expenses, including attorney’s fees, on such terms and conditions as the board of directors determines, that are similar to the rights conferred by the certificate of incorporation and constitution on our directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Class B Trading Activities

Holders of our Class B memberships, as a class, elect 6 of our 15 directors, and some of the holders of our Class B memberships are also owners of shares of our Class A common stock. Holders of our Class B memberships, either directly or through affiliates, execute transactions on our exchange, and are charged transaction fees and other trading related charges for such transactions. If we complete our proposed reorganization, our Class B members will continue to conduct their trading activities on our exchange, ISE LLC, which will be a subsidiary of ISE Holdings. Our transaction and other trading related charges are approved by the SEC. We also believe that these transactions were conducted on the basis of commercial terms prevailing in the market at the time of each transaction. See “Principal and Selling Stockholders” and “Description of Capital Stock—Class B Memberships.” If we complete our proposed reorganization, none of the holders of our Class B memberships will retain the right to elect representatives to the board of directors of ISE Holdings. The holders of our Class B memberships will, however, retain the right to elect representatives to the board of ISE LLC. See “Proposed Reorganization.”

Transaction Fees. As of December 31, 2002 and 2003, we generated approximately $31.5 million and $32.7 million of revenues from our Class B members in connection with their trading activities. We also have receivables of approximately $3.4 million and $8.0 million as of December 31, 2002 and 2003, respectively, from these Class B members for their transaction fees.

Sales of Class B Memberships. As a general matter, we must approve the sale and lease of shares of Class B-1 and Class B-2 memberships by our current Class B members to other entities. We also must approve the entities to whom Class B-1 and Class B-2 memberships are sold or leased to operate as members on our exchange.

In connection with our demutualization, we created Class B memberships that grant holders certain trading rights and privileges on our exchange. During 2003, we sold 30 Class B-2 memberships and during the first six months of 2004, we sold 12. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments, even though the Class B-2 memberships are immediately effective upon being granted. In 2003, we received $18.0 million and as of June 30, 2004, we received $22.4 million, in connection with the sale of Class B-2 memberships. In 2003 and the first six months of 2004, we recognized related revenue of $5.4 million and $4.7 million, respectively.

Payment for Order Flow. Under our payment for order flow program, we pay some of our EAMs on behalf of our market makers for order flow sent to our exchange. For a discussion of our payment for order flow program, see “Industry—Payment for Order Flow” and “Regulation—Recent Regulatory Developments Payment for Order Flow.”

Market Data Fees. Market data fees represent our share of the sale of options transaction information, often referred to as market data, sold by OPRA to third parties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Industry Directors

Six of our 15 directors are elected by our Class B members and each such director is affiliated with a Class B member, and in some instances, the affiliated Class B member is also a holder of Class A common stock. These industry directors receive certain compensation for their services as directors. See “Management—Director Compensation.” The industry directors are listed below. There are currently three vacancies on our board of directors.

•	James V. Harkness is a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P., which holds shares of our Class A common stock, Class B-2 memberships and is a Class B-3 member on our exchange.

•	William A. Porter is the Managing Member of KAP Group LLC and Chairman of the board of ATP. He is also Chairman Emeritus of E*TRADE. KAP Group LLC and ATP hold shares of our Class A common stock. ATP holds Class B-1 and Class B-2 memberships and is a Class B-3 member of our exchange. E*TRADE owns shares of our Class A common stock and is a Class B-3 member on our exchange.

•	Jason Lehman is the Head of Global Volatility Arbitrage at Citadel Investment Group, L.L.C. and currently heads the Global Options business for Citadel. Citadel directly or indirectly holds Class B-1 and Class B-2 memberships.

For a chart showing our ownership structure immediately prior to and after this offering, see “Principal and Selling Stockholders.”

Special Dividends

We declared special dividends in September 2003 and May 2004, in the respective amounts of $2.50 and $3.10 per share of Class A common stock or $8.9 million and $11.1 million in the aggregate, respectively. These special dividends reflected the after-tax proceeds of the cash we received from the sale of Class B-2 memberships in 2003, net of success bonuses that we paid as described below. Many of our Class A stockholders are also our Class B members.

Prior to the completion of this offering, our board of directors expects to declare a special cash dividend of $3.15 per share of Class A common stock, or a distribution of $11.2 million in the aggregate, on our outstanding shares of Class A common stock. Investors purchasing shares of Class A common stock in this offering will not be entitled to this special dividend, and we do not otherwise currently intend to pay regular dividends after the completion of this offering. See “Dividend Policy” and “History of Significant Corporate Transactions—Sales of Additional Class B-2 Memberships.”

Except for the dividend to be paid prior to the completion of this offering, these special dividends reflect the after-tax proceeds of the cash we received from the sale of Class B-2 memberships in 2003, net of a success bonus we paid to David Krell, Gary Katz, Daniel Friel, Michael Simon, Paul Bennett and Bruce Cooperman and other officers and certain directors in connection with completion of those sales. The dividend to be paid prior to the completion of this offering reflects the remaining after tax proceeds, including those to be received in the future under installment sales arrangements, from the sale of Class B memberships net of success bonuses that we paid to our officers and certain directors in connection with the completion of that sale. For 2003, David Krell and Gary Katz received $420,000 and $280,000, respectively; and Daniel Friel, Michael Simon, Paul Bennett and Bruce Cooperman received $41,250 each.

Our 2002 Reorganization

In April 2002, we demutualized from a limited liability company to a corporation, converting our limited liability company members’ interests into equity interests and trading rights. Specifically, we converted our Class A Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-1, common stock, associated with PMMs; Class B Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-2, common stock, associated with CMMs; and Class C memberships into Class B, Series B-3, common stock, associated with EAMs.

In addition, we renegotiated David Krell’s and Gary Katz’s employment arrangements to provide for more traditional compensation in the form of an annual base salary and bonus based on performance. We also issued stock options to David Krell and Gary Katz that had an exercise price that was significantly less than the then fair market value of our Class A common stock and were fully vested on the date they were granted. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our 2002 Reorganization” and “History of Significant Corporate Transactions—The Demutualization.”

In connection with our demutualization, we also recorded a capital distribution of $1.7 million to our limited liability company investors to allow them to pay tax on income from us in accordance with our limited liability company agreement. This distribution was made in March 2003. Of this amount approximately $1.5 million was paid to ATP.

Private Placement and Stockholders Agreement

In May 2002, we issued 700,000 shares of Class A common stock to ATP, Bear Stearns, Bear Wagner Specialists LLC, an affiliate of Bear Stearns, Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley, for an aggregate purchase price of $25 million.

•	ATP received 35,000 shares of Class A common stock for approximately $1.3 million.

•	Bear Stearns received 70,000 shares of Class A common stock for approximately $2.5 million.

•	Bear Wagner Specialists LLC, an affiliate of Bear Stearns, received 70,000 shares of Class A common stock for approximately $2.5 million.

•	Deutsche Bank Securities Inc. received 175,000 shares of Class A common stock for approximately $6.3 million.

•	The Goldman Sachs Group, Inc. received 175,000 shares of Class A common stock for approximately $6.3 million.

•	Strategic Investments I, Inc., an affiliate of Morgan Stanley, received 175,000 shares of Class A common stock for approximately $6.3 million.

These Class A stockholders may, directly or through affiliates, also hold Class B-1 memberships, Class B-2 memberships and be Class B-3 members on our exchange. For a chart showing our ownership structure immediately prior to this offering, see “Principal and Selling Stockholders.”

We also entered into a Stockholders Agreement with Bear Wagner Specialists LLC, an affiliate of Bear Stearns, The Goldman Sachs Group, Inc., Strategic Investments I, Inc., an affiliate of Morgan Stanley, ATP, Deutsche Bank Securities Inc., Bear Stearns and other parties. The Stockholders Agreement, among other things, provides that stockholders who are a party:

•	may not transfer their shares without the approval of the board of directors except for certain permitted transfers. Permitted transfers include transfers: (1) among family members, or by any family member or members to a trust, corporation, partnership, limited liability company or limited liability partnership, all of the beneficial interests in which are held by such family member or members; (2) to a legal representative of any stockholder in the event such stockholder becomes mentally incompetent; (3) by will or the laws of descent; and (4) by any stockholder to one of its affiliates;

•	may not encumber, pledge or otherwise assign their shares;

•	may not grant proxies or have other voting agreements or arrangements with respect to their shares;

•	will have the right, if we are eligible to file a registration statement on Form S-3, to demand that we file a registration statement on Form S-3, subject to certain limitations; and

•	will have a piggyback registration right, following an initial public offering of our securities, to be included in any registration statement whether for sale for our account or for the account of any of our security holders.

All of our current holders of Class A common stock have become parties to the Stockholders Agreement, which also requires that all subsequent holders of Class A common stock (including permitted transferees) agree to be bound by the terms of the Stockholders Agreement to the extent such Class A common stock is not publicly registered (or exempt from registration) at the time it is acquired.

Cancellation of ETC Agreement

In connection with the cancellation of the ETC agreement in 2002, we recorded a charge of $4.1 million. We issued 114,151 shares of our Class A common stock valued at $35.71 per share, or approximately $4.1 million in the aggregate, to the owners of ETC pursuant to a merger of ETC into a wholly owned subsidiary of the ISE. Prior to the merger, ETC was owned by, among others, us, ATP, a limited partnership in which Martin Averbuch is general partner, David Krell, Gary Katz and a trust established by William Porter and DB US Financial Markets Holding Corporation. Additionally, in 2002, Martin Averbuch, Jeffrey Seltzer, Bruce Ungar, Christopher Martel, and George Hayter, all ETC employees (and also officers or directors of ATP), provided consulting services to us related to the cancellation of the ETC agreement, resulting in a $1.5 million charge. In exchange for their consulting services, they received 200,000 ETC shares that were converted pursuant to the ETC merger into 41,509 shares of Class A common stock valued at $35.71 per share, or approximately $1.5 million in the aggregate.

Financial Advisory Services

Bear Stearns, one of our Class A stockholders and a Class B member, provided financial and business advisory services in connection with our demutualization, private placement and cancellation of our agreement with ETC, as well as ongoing business strategy consulting that amounted to approximately $800,000 and $400,000 for the years ended December 31, 2002 and 2003, respectively. Bear Stearns is also a representative of the underwriters for this offering. See “History of Significant Corporate Transactions—The Private Placement and Cancellation of ETC Agreement.”

Underwriters for This Offering

Some of the underwriters for this offering and their affiliates own or lease Class B memberships on our exchange and, in some instances, are also holders of our Class A common stock. In particular, Bear Stearns and Morgan Stanley are managers for this offering. See “Principal and Selling Stockholders” and “Underwriting.”

OMX

OMX indirectly owns 37,631 shares of our Class A common stock. We license our central trading system from OMX under a multi-year contractual relationship. See “Business—Technology.”

ATP

ATP, which is a consortium of broker-dealers and other investors, provided the majority of financing for our initial start up and development. See “History of Significant Corporate Transactions.” In May of 2002, immediately following the cancellation of the ETC agreement, all of the shares of Class A common stock of the ISE (except for fractional shares) held by ATP were distributed to ATP’s investors. William Porter, one of our directors, is chairman of the board and a controlling shareholder of ATP. In addition, various trusts for the benefit of William Porter and his spouse and each of his children are investors in ATP, and as a result of the distribution of our shares to ATP’s investors, now hold shares of our Class A common stock directly.

Credit Facility and Bank Accounts

We have a $5.0 million credit facility with JPMorgan Chase Bank, which is a financial institution affiliated with JPMorgan Securities Inc., one of our Class A stockholders and Class B-2 and Class B-3 members. No amounts have been drawn under the credit facility.

As of December 31, 2002 and 2003, cash and cash equivalents held at JPMorgan Chase Bank amounted to approximately $9.8 million and $29.5 million, respectively.

OCC Ownership

At the time that we commenced operating an exchange business in 2000, we obtained a one-fifth interest in OCC for an aggregate price of approximately $1.0 million. We receive no dividend from our investment in OCC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our ownership in OCC. Gary Katz currently serves as our representative on the board of OCC.

Reorganization Transactions

Following the completion of the offering and assuming we receive a favorable tax ruling from the IRS and approval from the SEC, we may complete a series of transactions in order to reorganize as a holding company. See “Proposed Reorganization.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of September 9, 2004, with respect to the beneficial ownership of our Class A common stock and Class B memberships, by:

•	each person known by us to beneficially own more than 5% of our Class A common stock and Class B memberships, respectively;

•	our Chief Executive Officer and our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The amounts and percentages of Class A common stock and Class B memberships beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Unless otherwise indicated below, we believe that each holder named in the table below, based on the information each of them has given to us, has sole voting and sole investment power with respect to all shares shown as beneficially owned by the holder, subject to community property laws where applicable. In addition, we have disclosed in the following table and the accompanying notes thereto any relationships among our stockholders that may constitute affiliate relationships that we believe are material to investors in the ISE. The information set forth in the following table excludes any shares of our Class A common stock purchased in this offering by the respective beneficial owner.

This table lists applicable percentage ownership based on 3,571,000 shares of Class A common stock, 10 Class B-1 memberships, 142 Class B-2 memberships and 129 Class B-3 memberships, each outstanding as of September 9, 2004, and also lists applicable percentage ownership based on              shares of Class A common stock outstanding after completion of this offering. The number of shares of Class A common stock outstanding used in calculating the percentage for each listed person or entity includes Class A common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of                 , 2004, but excludes common stock underlying options or warrants held by any other person or entity. Unless otherwise indicated, the address of each beneficial owner is c/o International Securities Exchange, Inc., 60 Broad Street, New York, New York 10004.

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Class	% of Series	# of Shares	# of Shares	%
Holders Owning Approximately 5% or More:(3)

Deutsche Bank Securities Inc.(4)	494,788	13.86	1 9 1	B-1 B-2 B-3	10.00 6.34 *

The Goldman Sachs Group, Inc.(5)	432,070	12.10	1 10 3	B-1 B-2 B-3	10.00 7.04 2.33

Morgan Stanley & Co. Inc.(6)	432,070	12.10	1 9 2	B-1 B-2 B-3	10.00 6.34 1.55
Bear, Stearns & Co. Inc.(7)	403,963	11.31	— 4 3	B-1 B-2 B-3	— 2.82 2.33

Knight Trading Group, Inc.(8)	275,885	7.73	1 9 1	B-1 B-2 B-3	10.00 6.34 *

Bank of America Corporation(9)	257,070	7.20	1 6 1	B-1 B-2 B-3	10.00 4.23 *

Wolverine Holdings, L.P.(10)	54,120	1.52	— 10 2	B-1 B-2 B-3	— 7.04 1.55

Lehman Brothers Inc.	3,135	*	— 10 1	B-1 B-2 B-3	— 7.04 *

ATP(11)	16	*	2 11 1	B-1 B-2 B-3	20.00 7.75 *

BNP Paribas SA(12)	—	—	— 9 2	B-1 B-2 B-3	— 6.34 1.55

Citadel Derivatives Group, LLC(13)	—	—	1 9 —	B-1 B-2 B-3	10.00 6.34 —

Credit Suisse First Boston LLC(14)	—	—	— 10 2	B-1 B-2 B-3	— 7.04 1.55

Interactive Brokers Group LLC(15)	—	—	1 9 1	B-1 B-2 B-3	10.00 6.34 *

UBS Securities LLC(16)	—	—	— 10 2	B-1 B-2 B-3	— 7.04 1.55

Merrill Lynch & Co.(17)	18,815	*	1 17 2	B-1 B-2 B-3	10.00 11.97 1.55

TD Options LLC(18)	—	—	— 8 2	B-1 B-2 B-3	— 5.63 1.55

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Class	% of Series	# of Shares	# of Shares	%
Executive Officers and Directors:
David Krell(19)	205,437	5.49
Gary Katz(20)	133,831	3.63
Daniel P. Friel(21)	16,500	*
Paul J. Bennett(22)	16,500	*
Michael J. Simon(23)	16,500	*
Bruce Cooperman(24)	16,500	*
Ivers W. Riley(25)	1,000	*
Barbara Diamond(26)	1,000	*
Frank J. Jones, Ph.D.(27)	1,000	*
Mark P. Kritzman(28)	1,000	*
John F. Marshall, Ph.D.(29)	1,000	*
Sarah A. Miller(30)	333	*
Carleton Day Pearl(31)	1,000	*
Richard Schmalensee, Ph.D.(32).	1,000	*
James V. Harkness	—	*
William A. Porter Jr.(33)	152,886	4.28	2	B-1	20.00
			14	B-2	9.86
			1	B-3	*
Jason Lehman	—	*
All executive officers and directors as a group (18 persons)(34)	575,386	16.11
Selling Stockholders:

*	Less than 1%.
(1)	We have determined that Class B memberships do not represent equity interests in the ISE but have included them in this table to provide full information on the various interests of significant shareholders in the ISE.
(2)	Assumes underwriters have not exercised their option to purchase additional shares of Class A common stock.
(3)	Other than David Krell, each of our holders owning approximately 5% or more of our Class A common stock or any series of our Class B common stock is a registered broker-dealer or an affiliate of a registered broker-dealer.
(4)	Includes 494,788 shares of Class A common stock held by DB U.S. Financial Markets Holding Corporation, a subsidiary of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc. is one of the co-managers in this offering.
(5)	Includes 257,070 shares of Class A common stock, 1 Class B-1 membership and 9 Class B-2 memberships held by SLK-Hull Derivatives LLC, and 1 Class B-2 membership and 1 Class B-3 membership held by Spear, Leeds and Kellogg, L.P., and 1 Class B-3 membership held by OptEx Services LLC. Each of these entities is an affiliate of The Goldman Sachs Group, Inc. Goldman, Sachs & Co., an affiliate of The Goldman Sachs Group, Inc., is one of the co-managers in this offering.
(6)	Includes 432,070 shares of Class A common stock, 1 Class B-1 membership and 9 Class B-2 memberships held by Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Inc. Also includes 1 Class B-3 membership held by Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Inc. Morgan Stanley & Co. Inc. is one of the joint-bookrunning managers in this offering.
(7)	Includes 6,893 shares of Class A common stock held by Bear Stearns ATP and 1 Class B-3 membership held by Bear, Stearns Securities Corp., each an affiliate of Bear, Stearns & Co. Inc. Also includes 191,770 shares of Class A common stock, 4 Class B-2 memberships and 1 Class B-3 membership held by Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. is one of the joint-bookrunning managers in this offering.
(8)	Includes 257,070 shares of Class A common stock held by KFP Holding 1 LLC, an affiliate of Knight Trading Group, Inc. Also includes 9 Class B-2 memberships held by Knight Financial Products LLC and 1 Class B-3 membership held by Knight Execution Partners LLC, each an affiliate of Knight Trading Group, Inc. Citigroup Inc. has announced its intention to purchase the Class B-1 membership and Class B-2 memberships in connection with an acquisition of the operations of Knight Financial Products LLC and Knight Execution Partners LLC from Knight Trading Group Inc.
(9)	Includes 257,070 shares of Class A common stock, 1 Class B-1 membership, 6 Class B-2 memberships and 1 Class B-3 membership held by Banc of America Securities LLC, an affiliate of Bank of America Corporation. Banc of America Securities LLC is one of the co-managers in this offering.
(10)	Includes 1 Class B-3 membership owned by Wolverine Execution Services, LLC, an affiliate of Wolverine Holdings, L.P. Also includes 10 Class B-2 memberships and 1 Class B-3 membership owned by Wolverine Trading, LLC, an affiliate of Wolverine Holdings, L.P. James V. Harkness, a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P., serves on our board of directors.
(11)	Includes 1 Class B-3 membership held by Adirondack Electronic Markets LLC, an affiliate of ATP. William A. Porter, the chairman of the board of ATP, serves on our board of directors. Excludes 771,210 shares of Class A common stock, 3 Class B-1 memberships and 27 Class B-2 memberships pledged to ATP as security for payment under certain purchase agreements relating to the purchase of our Class A and Class B memberships prior to our demutualization.
(12)	Includes 7 Class B-2 memberships and 1 Class B-3 membership held by BNP Paribas Securities Corp., an affiliate of BNP Paribas SA. Also includes 2 Class B-2 memberships for which BNP Paribas Securities Corp., as lessee, has voting rights. Also includes 1 Class B-3 membership held by BNP Paribas Brokerage Services, Inc., an affiliate of BNP Paribas SA.

(13)	Includes 8 Class B-2 memberships currently issued to Merrill Lynch, Pierce, Fenner & Smith Incorporated and leased to Citadel Derivatives Group, LLC with respect to which Citadel Derivatives Group, LLC has a call right and Merrill Lynch, Pierce, Fenner & Smith Incorporated has a put right that is exercisable within 60 days of the completion of this offering. Jason Lehman, an officer of Citadel Derivatives Group, LLC, serves on our board of directors.
(14)	Includes 1 Class B-3 membership held by Swiss American Securities Inc., an affiliate of Credit Suisse First Boston LLC.
(15)	Includes 1 Class B-1 membership and 9 Class B-2 memberships owned by Timber Hill LLC, an affiliate of Interactive Brokers Group LLC.
(16)	Includes 1 Class B-3 membership held by UBS Financial Services, Inc., an affiliate of UBS Securities LLC. UBS Securities LLC is one of the co-managers in this offering.
(17)	Includes 9 Class B-2 memberships and 1 Class B-3 membership held by Merrill, Lynch, Pierce, Fenner & Smith Incorporated, and 1 Class B-1, 8 Class B-2 and 1 Class B-3 memberships owned by Merrill Lynch Professional Clearing Corp., and 18,815 shares of Class A common stock held by Herzog, Heine & Geduld, Inc. Each of these entities is an affiliate of Merrill Lynch & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the co-managers in this offering.
(18)	Includes 1 Class B-3 membership held by National Investor Services Corp. and 1 Class B-3 membership held by TD Professional Execution, Inc., each an affiliate of TD Options LLC. Also includes 8 Class B-2 memberships for which TD Options LLC, as lessee, has voting rights.
(19)	Includes 168,000 shares of Class A common stock issuable upon exercise of options held by Krell Associates Family Limited Partnership that are exercisable within 60 days of the completion of this offering and 10,377 shares of Class A common stock held jointly by David Krell and Barbara Krell, David Krell’s wife.
(20)	Includes 112,000 shares of Class A common stock issuable upon exercise of options held by Katz & Associates, L.P. that are exercisable within 60 days of the completion of this offering and 8,301 shares of Class A common stock held by Katz & Associates, L.P.
(21)	Includes 16,500 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(22)	Includes 16,500 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(23)	Includes 16,500 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(24)	Includes 16,500 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(25)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(26)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(27)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(28)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(29)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(30)	Includes 333 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering. Excludes 667 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(31)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(32)	Includes 1,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(33)	Includes 152,854 shares of Class A common stock held by the Porter Revocable Trust, for which William Porter is a trustee. Also includes 16 shares of Class A common stock and 3 Class B-2 memberships held by KAP Group LLC, for which William Porter is the sole Managing Member, chairman of the board and a stockholder (William Porter beneficially owns approximately 19% of the interests in KAP Group LLC), 16 shares of Class A common stock, 11 Class B-2 memberships and 2 Class B-1 memberships held by ATP, for which William Porter is chairman of the board and a stockholder (William Porter beneficially owns directly and indirectly approximately 56% of the interests in ATP), and 1 Class B-3 membership held by Adirondack Electronic Markets LLC, an affiliate of ATP.

Excludes 771,210 shares of Class A common stock, 3 Class B-1 memberships and 27 Class B-2 memberships pledged to ATP. See footnote 10 above. Excludes 10 Class B-2 memberships pledged to KAP Group LLC as security for payment under a purchase agreement relating to the purchase of the Class B-2 memberships.

Also excludes 18,398 shares of Class A common stock held by The Porter 1997 Grandchildren’s Trust, 11,000 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Matthew B. Porter, 11,000 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Amy L. Porter, 11,000 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Victoria E. Porter, 11,000 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Juliet P. Porter, 24,200 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Jacqueline K. Porter, 24,200 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Morgan T. Keeler, 24,200 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Devin M. Keeler, 9,460 shares of Class A common stock held by The Lauren Rebecca Keeler 2002 Irrevocable Trust, 9,460 shares of Class A common stock held by The Amber Delilah Keeler 2002 Irrevocable Trust, 9,460 shares of Class A common stock held by The Samuel Tyler Keeler 2002 Irrevocable Trust, 43,068 shares of Class A common stock held by Kristin M. Dahl, 43,068 shares of Class A common stock held by Kelly R. & Christina Porter, 43,068 shares of Class A common stock held by Scott R. Porter, and 38,762 shares of Class A common stock held by William A. Porter III and Susan H. Porter, Trustees or successor Trustees of the Barry & Susan Porter Trust U/A/D 3/13/98 (collectively the “Porter Entities”). William Porter disclaims beneficial ownership of the Porter Entities.

(34)	Includes 363,233 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our certificate of incorporation and constitution are summaries. You should refer to the amended certificate of incorporation and constitution that will be in effect upon completion of this offering, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur prior to the closing of this offering.

Upon completion of this offering, our authorized capital stock consists of 150,000,000 shares of Class A common stock, par value $0.01 per share, 6,000 shares of Class B common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. Our common stock is divided into the following classes: 150,000,000 shares of Class A common stock, 10 shares of Class B common stock, series B-1, 160 shares of Class B common stock, series B-2 and 5,000 shares of Class B common stock, series B-3.

As of September 9, 2004, we had issued and outstanding:

•	3,571,000 shares of Class A common stock held by 94 stockholders of record;

•	10 shares of Class B-1 common stock held by 9 holders of record;

•	142 shares of Class B-2 common stock held by 22 holders of record; and

•	129 shares of Class B-3 common stock held by 129 holders of record.

As of September 9, 2004 we also had outstanding options to purchase 410,850 shares of Class A common stock at a weighted exercise price of $13.44 per share pursuant to our 2002 Stock Option Plan. See “Management—Stock Option Grants in Year Ended December 31, 2003.”

Class A Common Stock

Upon the completion of this offering, there will be              shares of Class A common stock outstanding (assuming no exercise of the underwriters’ over-allotment option or outstanding options or warrants). All outstanding shares of Class A common stock are fully paid and nonassessable, and the shares of Class A common stock that will be issued on completion of this offering will be fully paid and nonassessable.

Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of Class A common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors. Other than the dividends paid to holders of Class A common stock from time to time since November 2003 and the special dividends paid in connection with the sale of additional Class B-2 memberships by us, we have not paid any cash dividends on our Class A common stock in the past three years. We do not intend to pay regular cash dividends on our Class A common stock at any time in the foreseeable future. See “Dividend Policy.” Subject to the preferential rights of any holders of any outstanding series of preferred stock, in the event of our liquidation, dissolution or winding-up, the holders of Class A common stock will be entitled to receive any amounts available for distribution to holders of Class A common stock after payment of liabilities. Holders of Class A common stock have no conversion rights or preemptive rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.

Except as otherwise provided in our certificate of incorporation and constitution, each holder of Class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of our stockholders. See “—Transfer Restrictions/Concentration Limits on Our Capital Stock.” There are no cumulative voting rights. Accordingly, holders of a majority of the shares of Class A common stock voting for the election of directors can elect all directors which they are entitled to elect in a slate for a given year, subject to any voting rights of holders of preferred stock or Class B memberships to elect directors. See “—Class B Memberships.” See also “Risks Related to Our Business—We derive a substantial portion of our revenues…” on page 10.

Shares of our Class A common stock outstanding prior to this offering are subject to transfer restrictions for 180 days following the completion of this offering, as well as other specific ownership and voting restrictions. See “—Transfer Restrictions/Concentration Limits on Our Capital Stock” and “Shares Eligible For Future Sale.”

If we complete our proposed reorganization, our Class A common stock will be converted into shares of common stock of ISE Holdings having the same voting, dividend and liquidation rights as our Class A common stock. See “Proposed Reorganization.”

Preferred Stock

Our authorized capital stock includes 100,000 shares of preferred stock. We have no shares of preferred stock outstanding. Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with designations and preferences for each series. Our certificate of incorporation also authorizes our board of directors to determine, among other things, the rights, qualifications, limitations and restrictions pertaining to each series of preferred stock. Our board of directors could, without stockholder approval, issue preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our Class A common stock might believe to be in their best interests or in which holders of our Class A common stock might receive a premium for their shares over and above the market price.

Transfer Restrictions/Concentration Limits on Our Capital Stock

Our certificate of incorporation and constitution place certain ownership and concentration limits on the holders of our stock. No person (including related persons) may beneficially own more than 40% of the outstanding shares of any class or series of our capital stock. Furthermore, no person (including related persons) may possess the right to vote with respect to shares representing more than 20% of any class or series of our outstanding capital stock. The term “related persons” means, (1) with respect to any person, all affiliates and associates of such person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any person constituting a member, any broker or dealer with which such member is associated; and (3) any two or more persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our capital stock.

The board of directors may waive both of these provisions by an amendment to our constitution, subject to a determination of the board that such person (including its related persons) is not subject to any applicable “statutory disqualification” and that such waiver amendment:

•	will not impair our ability to carry out our functions and responsibilities as a “national securities exchange” under the Exchange Act;

•	is otherwise in our best interests and the best interest of our stockholders; and

•	will not impair the ability of the SEC to enforce the Exchange Act.

In making these determinations, our board of directors may impose conditions and restrictions on the relevant stockholder or its related persons beneficially owning any shares of our stock entitled to vote on any matter that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and our governance. Such amendment to the constitution would not be effective unless approved by the SEC.

These provisions of our certificate of incorporation and constitution could delay, deter or prevent a change in control of us which could adversely effect the price of our Class A common stock.

Our certificate of incorporation also contains notification requirements with respect to changes in ownership levels, requiring a person (including related persons) that at any time beneficially owns 5% or more of our outstanding capital stock and has the right to vote in the election of the board of directors to immediately upon so owning 5% or more of the then outstanding shares of such stock to give the board of directors written notice of such ownership. The certificate of incorporation also has similar notification requirements when such 5% ownership level changes.

Any sale, transfer, assignment or pledge that, if effective, would result in any person owning shares in excess of ownership and voting limits will be void and of no force or effect with respect to the purported transferee or owner, whom we refer to as the prohibited owner, as to that number of shares in excess of the ownership and voting limits, and the prohibited owner will acquire no right or interest. Excess shares will be transferred automatically, by operation of law, to a charitable trust, the beneficiary of which will be a charitable organization or organizations selected by us. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer. The trustee of the trust (who shall be us) will be required to sell the excess shares to a person who could own the shares without violating the ownership limitation and distribute the net proceeds of the sale first, to the prohibited owner, who will receive the lesser of (1) the price per share received by us from the transfer of the excess shares or (2) the price per share the prohibited owner paid for the shares in the violative transfer, or, if the prohibited owner did not give value for such excess shares, a price per share equal to the market price for the excess shares, and second, any proceeds in excess of the amount payable to the prohibited owner shall be payable to the charitable beneficiary. Prior to the sale, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares. Except as required by law, effective as of the date that the shares have been transferred to the trust, the trustee has the right to rescind any vote cast by a prohibited owner prior to the discovery by us that the shares had become excess shares and thereafter vote the shares at its discretion. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited owner (prior to the discovery by us that the shares had become excess shares) will be required to be repaid to the trustee for distribution to the beneficiary.

In addition, excess shares shall be deemed to have been offered for sale to us at a price per share equal to the lesser of (1) the price per share in the transaction resulting in such excess shares (or in the case of an event not involving any payment, the market price at the time of the transfer) and (2) the market price of the shares on the date we accept such offer. We shall have the right to accept such offer for a period of ninety (90) days after the later of (1) the date of the transaction that resulted in the excess shares and (2) the date we determined in good faith that a transaction or event resulting in excess shares has occurred.

Our certificate of incorporation also specifically prohibits our Class B members (including related persons) from beneficially owning more than 20% of any class or series of our outstanding capital stock. There is no provision allowing the board to waive this restriction. The concentration limits and voting restrictions related to our capital stock described above may make it more difficult to acquire control of us. Because these ownership and voting limits are in our certificate of incorporation, our board of directors has the authority to amend these ownership and voting limits without stockholder approval, though in all cases prior SEC approval is required.

Class B Memberships

The Class B memberships do not represent equity or ownership interests in the ISE. Instead, ownership of any series of Class B memberships is a predicate to obtaining trading rights and privileges associated with each such series and becoming a “member” of our exchange (as defined in Section 3(a)(3)(A) of the Exchange Act). Class B-1 memberships are held by our PMMs, Class B-2 memberships are held by our CMMs and Class B-3 memberships are held by our EAMs.

Our Class B-1, Class B-2, and Class B-3 memberships also provide Class B members with the right to elect 6 of the 15 members of our board of directors. Each Class B series has the right to elect two directors to the board of directors. In addition, the holders of Class B-1 and Class B-2 memberships also have voting rights with respect to any actions that increase the number of authorized Class B-1 and Class B-2 memberships, and therefore, the number of PMMs and CMMs on our exchange (including any amendment to the right to approve any such issuance), which we refer to as a “core right.” A vote with respect to a core right requires the majority of the approval of both the Class B-1 and Class B-2 members, whether or not the number of shares of such Class B series is proposed to be increased. Except for the right to elect certain directors and to vote with respect to a core right, our Class B-1, Class B-2 and Class B-3 members have no voting rights with respect to general corporate matters such as stock splits, mergers and acquisitions, compensation and other such matters.

The Class B memberships of any series are not entitled to any dividends and are only entitled to payment of the negligible amount equal to the par value per share of Class B common stock owned and no more, or $0.01 per share, in the event of our liquidation, dissolution or winding up.

Our Class B-1 or Class B-2 memberships may only be transferred to registered broker-dealers who otherwise qualify as “members” under our constitution and rules or to entities that are not registered broker dealers, but may do so only with our approval. If a Class B-1 or Class B-2 member is not a registered broker-dealer, the Class B member is required by our rules to lease the relevant Class B membership to a registered broker-dealer who also qualifies as a “member.” Class B-3 memberships are not transferable and must be sold back to us at par value upon the withdrawal of the Class B-3 member from our exchange.

A Class B-1 or Class B-2 member may seek, alone or in conjunction with its ownership of shares of our Class A common stock, to influence how our business is changed or developed, including how we address competition and how we seek to grow our volume and revenue and enhance stockholder value. See also “Risks Related to Our Business—We derive a substantial portion of our revenues . . . ..” on page 10.

If we complete our proposed reorganization, the Class B-1, Class B-2 and Class B-3 memberships will be converted into trading and voting rights in ISE LLC, granted pursuant to the ISE LLC operating agreement. The trading and voting rights conveyed by each series of Class B memberships of the ISE held prior to the reorganization will remain the same following the reorganization except that they will not be entitled to payment upon our liquidation. See “Proposed Reorganization.”

Registration Rights

In May 2002, in connection with a private placement of our shares of Class A common stock, we entered into a Stockholders Agreement with Bear Wagner Specialists LLC, an affiliate of Bear Stearns, The Goldman Sachs Group, Inc., Strategic Investments I, Inc., an affiliate of Morgan Stanley, ATP, Deutsche Bank Securities Inc. and Bear Stearns. The Stockholders Agreement also requires that all subsequent holders of Class A common stock agree to be bound by the agreement.

Demand Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement is at least $20 million. We are not obligated to file a registration statement on Form S-3 more than once in any twelve-month period. We also have the ability to delay the filing of a registration statement on Form S-3 under specified conditions, such as if we furnish to the stockholders a certificate signed by our president stating that in the good faith judgment of our board of directors it would be seriously detrimental to us and our stockholders for such Form S-3 registration, qualification and compliance to be effected at such time.

Piggyback Registration Rights. The Stockholders Agreement, among other things, provides that stockholders who are a party to the stockholders agreement will have the right, following an initial public offering of our securities, to be included in any registration whether for sale for our account or for the account of any of our security holders. The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration.

Expenses of Registration. With respect to a demand registration, we will bear all expenses incurred in connection with the registration, for up to two such registrations per calendar year (all expenses incurred with respect to any additional registrations will be the responsibility of the stockholders). With respect to a piggyback registration, we will pay all registration expenses in connection with a registration, (other than underwriting discounts and commissions and transfer taxes) whether or not such registration becomes effective, subject to certain specified exceptions.

Indemnification. The Stockholders Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions attributable to us in a registration statement, and they are obligated to indemnify us for material misstatements and omissions attributable to them. The indemnification obligations of the selling stockholders is limited in amount to the net proceeds received by such selling stockholders for the shares sold by them in the related offering.

Transfer and Expiration of Registration Rights. Stockholders may transfer their registration rights in connection with the transfer of their shares if specified requirements are met. The Stockholders Agreement will generally terminate: (1) upon mutual consent of us and holders of two-thirds of the shares of Class A common stock; (2) as to a particular stockholder, the date on which such stockholder or its affiliates do not beneficially own any shares of Class A common stock; (3) the date of consummation of any merger or consolidation between us and any other corporation if, immediately thereafter, the stockholders and their affiliates hold, in the aggregate, capital stock representing less than a majority of the voting power of such corporation; or (4) the date that is 2 years following an initial public offering. See “Certain Relationships and Related Transactions—Private Placement and Stockholders Agreement.”

Pursuant to a stockholders agreement, all holders of Class A common stock immediately preceding the closing of this offering are also generally subject to a 180-day lockup following this offering.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock is The Bank of New York.

Provisions of our Certificate of Incorporation and Constitution and Delaware Law That May Have an Anti-Takeover Effect

There are a number of provisions in our certificate of incorporation, our constitution and Delaware law that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies formulated by our board of directors. These provisions are also expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions, as well as Delaware law and certain SEC requirements, may discourage or hinder attempts to acquire us or remove incumbent directors or management even if some, or a majority, of our stockholders believe that action is in their best interests.

Staggered Board of Directors; Removal for Cause; Filling Vacancies. Our certificate of incorporation provides for a board of directors divided into two classes, with one class to be elected each year to serve for a two-year term. The terms of the classes of directors will terminate on the date of the annual meetings of stockholders in Spring 2006 and 2007, respectively. As a result, two annual meetings of stockholders could be required for our stockholders to change a majority of the board. Directors elected by holders of our common stock may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding votes entitled to vote in the election of the director to be removed. Vacancies resulting from that removal or for any other reason shall be filled by the board of directors. The classification of directors and the inability of stockholders to remove directors without cause and to fill vacancies on the board will make it more difficult to change the composition of the board. See “Management—Composition and Classification of Board.”

Special Meetings of Stockholders. Our certificate of incorporation and constitution deny stockholders the right to call a special meeting of stockholders. Our certificate of incorporation and constitution provide that only the chairman of our board or a majority of the board of directors may call special meetings of the stockholders.

No Action by Written Consent. Our certificate of incorporation requires all stockholder actions to be taken by a vote of stockholders at an annual or special meeting, and does not permit our stockholders to act by written consent without a meeting.

Advance Notice Requirements. Our constitution establishes advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our Secretary prior to the meeting at which the action is to be taken. To be timely, notice must generally be received at our principal executive offices not fewer than 60 days nor more than 90 days prior to the first anniversary of our previous annual meeting.

Amendment of Constitution and Certificate of Incorporation. For stockholders to amend the provisions in our certificate of incorporation or constitution that are described in this section, approval of not less than two-thirds of the voting power of all outstanding shares of common stock entitled to vote is required.

Preferred Stock. Our certificate of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may, discourage, delay or prevent a change in control of us.

Section 203 of DGCL. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Restrictions / Concentration Limits on Our Capital Stock. Moreover, as required by the SEC, our certificate of incorporation and constitution have certain ownership and voting restrictions, as well as certain voting rights held by Class B members with respect to the election of directors, that may delay, defer or prevent a transaction that would cause a change in control of us. See “Description of Capital Stock—Transfer Restrictions/Concentration Limits on Our Capital Stock” and “Description of Capital Stock—Class B Memberships.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering, there has been no public market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. If our Class A stockholders sell, or there is a perception that they may sell, substantial amounts of our Class A common stock in the public market following this offering, including shares of Class A common stock issued upon the exercise of outstanding options, the market price of our Class A common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Based on shares of Class A common stock outstanding as of September 9, 2004, and including options exercised since that date, upon completion of this offering, we will have outstanding an aggregate of              shares of our Class A common stock after giving effect to the issuance of              shares of Class A common stock in this offering. Of the shares of Class A common stock to be outstanding after the completion of this offering, the              shares of Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition,              shares of Class A common stock will be freely tradable pursuant to Rule 144(k). The remaining              shares of Class A common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Amount Reserved for Issuance under Benefit Plans

As of June 30, 2004 there were 410,850 shares of our Class A common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $13.44. Additionally, there are 478,150 shares of Class A common stock available for future grants under our Omnibus Stock Plan and 2002 Stock Option Plan (including 30,000 shares of restricted Class A common stock we intend to issue under our Omnibus Stock Plan in connection with the completion of this offering). There are also 150,000 shares of Class A common stock reserved under our Stock Purchase Plan.

Lock-Up Agreements with Insiders

In connection with this offering, we and our management will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for shares of Class A common stock without the prior written consent of the underwriters. Additionally, pursuant to a stockholders agreement all stockholders are generally subject to a 180-day lock-up.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors, officers, consultants or advisors who purchased shares of our Class A common stock from us in connection with our 2002 Stock Option Plan before the effective date of the registration statement of which this prospectus is a part, or who hold stock options as of that date, may rely on the resale provisions of Rule 701. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement in reliance on Rule 144, but without compliance with some of the restrictions contained in Rule 144, including the holding period and volume limitations. We believe that in reliance on the safe harbor provided by Rule 152 under the Securities Act for transactions not involving a public offering even if the issuer subsequently files a registration statement, and the Rule 701 provision that offers and sales exempt under Rule 701 are deemed to be part of a single, discrete offering and are not subject to integration with other offers or sales (whether registered or not), the issuance of common stock upon the exercise of options by our employees, directors, consultants or advisors should not be integrated with the issuance of common stock in this offering. Subject to the 180-day lock-up period described above, holders of vested options exercisable for approximately              shares of our common stock will be eligible to sell their shares in accordance with Rule 701.

Additional Registration Statement

We intend to file a registration statement under the Securities Act as soon as practicable after the closing of this offering to register              shares of our Class A common stock reserved for issuance under our Omnibus Stock Plan, including shares of our Class A common stock underlying outstanding stock options and the restricted stock awards we plan to grant. This registration statement will become effective upon filing, and shares of Class A common stock covered by this registration statement will be eligible for sale in the public market immediately after the effective date of this registration statement, subject to manner of sale, public information, volume limitation and notice provisions of Rule 144 applicable to our affiliates, any limitations on sale under the benefit plans and the lock-up agreements described in “Underwriting.”

Registration Rights

Demand Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement is at least $20 million.

Piggyback Registration Rights. The Stockholders Agreement, among other things, provides that stockholders who are a party will have the right, following an initial public offering of our securities, to be included in any registration whether for sale for our account or for the account of any of our security holders. See “Description of Capital Stock—Registration Rights.”

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of (1) the principal United States federal income tax consequences of the contemplated reorganization to persons that hold Class A common stock sold in this offering and (2) the principal United States federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a holder that holds Class A common stock sold in this offering. As used in this discussion, the term U.S. holder means a beneficial owner of our Class A common stock that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

For purposes of this discussion, a non-U.S. holder is any holder of our Class A common stock, other than a U.S. holder, that acquires its Class A common stock in this offering.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular holder’s tax position, including, if the holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our Class A common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, the partners or the beneficiaries of a holder;

•	special tax rules that may apply to particular holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a holder that holds our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a holder holds our Class A voting common stock as a capital asset.

EACH HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

Tax Consequences of the Contemplated Reorganization

We believe that the contemplated reorganization will qualify as a tax-free reorganization within the meaning of Code section 368(a) in which holders of our Class A common stock will not recognize gain or loss and we will not recognize material gain or loss. We have requested a ruling from the IRS to provide comfort that the reorganization qualifies as a tax-free reorganization. If received, the requested ruling would confirm that holders of our Class A common stock will not recognize gain or loss and we will not recognize material gain or loss as a result of the reorganization.

Tax Consequences to U.S. Holders

Dividends

We do not plan to make any regular distributions with respect to our Class A common stock for the foreseeable future. However, we do intend to make special distributions on our Class A common stock to our Class A stockholders of record in connection with any future sales of our remaining unsold Class B-2 memberships. If we do make special distributions with respect to our Class A common stock, those distributions will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any portion of a distribution to a U.S. holder in excess of our current or accumulated earnings and profits will be treated as a return of the U.S. holder’s tax basis in our Class A common stock, and then as gain from the sale or exchange of our Class A common stock. Under current law a maximum 15% U.S. federal income tax rate will apply to any dividends that we pay to a Class A common stockholder that is a U.S. individual and that is included in the holder’s income prior to January 1, 2009.

Dividends paid to a Class A stockholder that is a U.S. corporation will generally be eligible for the dividends received deduction. If any dividend paid to a holder that is a U.S. corporation is treated as an “extraordinary dividend,” the non-taxed portion of the dividend (i.e. the portion of the dividend not included in income as a result of the dividends received deduction) will reduce the holder’s tax basis in our Class A common stock. To the extent the reduction exceeds the holder’s tax basis, the excess will be treated as gain from the sale or exchange of our Class A common stock. A dividend will generally be considered an “extraordinary dividend” if the amount of the dividend (and, in certain cases, the sum of all dividends received within a one year period) equals or exceeds 10 percent of the corporate holder’s adjusted tax basis in their Class A common stock. The tax basis reduction discussed above will not apply to any extraordinary dividend paid with respect to Class A common stock held by a corporation for more than 2 years before the dividend announcement date.

Gain on Disposition of Class A Common Stock

A U.S. Holder will recognize gain or loss on the sale, exchange or other disposition of our Class A common stock in an amount equal to the difference between its amount realized on the sale and its tax basis in the Class A common stock sold. A holder’s amount realized will equal the amount of cash and/or the fair market value of any property received in consideration of its Class A common stock. The gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Class A common stock sold was held for more than one year. Capital loss can generally only be used to offset capital gain. Under current law, long term capital gain of an individual U.S. Holder recognized prior to January 1, 2009, is subject to a maximum 15% U.S. federal income tax rate.

Tax Consequences to Non-U.S. Holders

Dividends

We do not plan to make any regular distributions with respect to our Class A common stock for the foreseeable future. However, we do intend to make special distributions on our Class A common stock to our Class A stockholders of record in connection with any future sales of our remaining unsold Class B-2 memberships. Distributions that we make will generally be considered dividends to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any portion of a distribution to a non-U.S. holder in excess of our current or accumulated earnings and profits will be treated as a return of the non-U.S. holder’s tax basis in our Class A common stock, and then as gain from the sale or exchange of our Class A common stock. Under current law, we will have to withhold U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of any distribution to a non-U.S. holder that is treated as a dividend.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States (ECI) are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition to the U.S. tax on ECI, in the case of a holder that is a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the dividend equivalent amount.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the certification requirements that must be satisfied to prove entitlement to such benefits.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. IRS in a timely manner.

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our Class A common stock unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who holds our Class A common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death, unless an applicable estate tax shelter or other treaty provides otherwise, will be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the U.S. IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding currently at a rate of 28% on some payments on our Class A common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding.

The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of our Class A common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the U.S. IRS unless the non-U.S. broker is a “U.S. related person.” In general, the payment of proceeds from the disposition of our Class A common stock by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” will be reported to the U.S. IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is generally:

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

•	a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the U.S. IRS in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Bear, Stearns & Co. Inc.
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Raymond James & Associates, Inc.

Total

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of Class A common stock covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discount would be $             , the total proceeds to us would be $             and the total proceeds to the selling stockholders would be $            .

The following table shows the per share and total underwriting discount to be paid by us and the selling stockholders assuming no exercise and full exercise by the underwriters of the over-allotment option.

Underwriting discounts to be paid by:	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Us	$	$	$	$
Selling stockholders	$	$	$	$

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

Application has been made to have the common stock approved for quotation on the NYSE or Nasdaq under the symbol “                .”

Each of us, our directors and our executive officers have agreed, subject to certain exceptions, that, without the prior written consent of Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period commencing on the date of this prospectus and ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

•	in our case, file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of Class A common stock to the underwriters;

•	the issuance by us of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares of Class A common stock;

•	the registration by us of shares underlying options or shares of Class A common stock issued by us under our 2002 Stock Option Plan, Omnibus Stock Plan or Stock Purchase Plan;

•	the issuance by us of options or shares of Class A common stock under our 2002 Stock Option Plan, Omnibus Stock Plan or our Stock Purchase Plan; or

•	the issuance of shares of Class A common stock in connection with any acquisitions, mergers or strategic investments that we enter into, subject to the requirement that parties receiving such shares of Class A common stock in such transactions agree to be bound by the same restrictions as those set forth in the previous paragraph for the remainder of the 180-day period.

Pursuant to a stockholders agreement, all holders of Class A common stock immediately preceding the closing of this offering will be generally subject to a 180-day lock-up following this offering. The selling stockholders have also agreed that, without the prior written consent of each of Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

We have agreed to pay certain offering expenses of the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions applicable to the shares they sell, as well as certain legal expenses, if necessary, incurred in connection with obtaining local counsel opinions.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us for which they have received and may continue to receive customary fees and commissions. Some of the underwriters or their affiliates also own or lease memberships on our exchange and have entered into certain other transactions with us as described in “Certain Relationships and Related Transactions.”

Because of decisions by Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated, respectively, to act as joint-bookrunning managers of this offering, Richard R. Lindsey, Ph.D., Senior Managing Director of Bear, Stearns & Co. Inc. and Co-President of Bear, Stearns Securities Corp., resigned from our board of directors in August 2004, and Thomas R. Cardello, Ph.D., a Managing Director of Morgan Stanley & Co. Incorporated, resigned from our board of directors in August 2004. Because of a decision by Deutsche Bank Securities Inc. to act as a co-manager in this offering, Ralph Reynolds, a Managing Director and Global Head of Equity Trading, Deutsche Bank AG London, resigned from our board of directors in September 2004.

Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated may be deemed to be our “affiliates,” as defined by Rule 2720 of the Conduct Rules of the NASD (“Rule 2720”). Accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. Under the provisions of Rule 2720, when a NASD member distributes securities of an affiliate, the public offering price of the securities can be no higher than that recommended by the “qualified independent underwriter,” as such term is defined in Rule 2720. In accordance with such requirements, Raymond James & Associates, Inc., or Raymond James, has agreed to serve as a “qualified independent underwriter” and has conducted due diligence and will recommend a maximum price for the shares of Class A common stock. We have agreed to indemnify Raymond James for acting as a “qualified independent underwriter” against certain liabilities, including under the Securities Act.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial offering price, up to              shares of our Class A common stock for our directors, employees and their designees. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent our directors and employees purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

VALIDITY OF SECURITIES

The validity of the issuance of the Class A common stock offered hereby will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements as of December 31, 2002 and 2003 and for the years then ended as stated in their reports appearing herein and elsewhere in the registration statement. Deloitte & Touche LLP, an independent registered public accounting firm, has audited our financial statements for the year ended December 31, 2001 as stated in their report appearing herein and elsewhere in the registration statement. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of Ernst & Young LLP and of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

Change of Independent Registered Public Accounting Firm

On February 13, 2003, the Finance and Audit Committee of our board of directors dismissed Deloitte & Touche LLP as our independent auditors.

Also on that date, the Finance and Audit Committee approved Ernst & Young LLP as our independent registered public accounting firm, which became effective immediately.

The report (not included herein) of Deloitte & Touche LLP on our financial statements as of and for the year ended December 31, 2002, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. For the year ended December 31, 2002 and the period from January 1, 2003 through February 13, 2003, we had no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure, which if not resolved to the satisfaction of Deloitte & Touche LLP would have caused Deloitte & Touche LLP to make reference to the matter in their report.

During the year ended December 31, 2002 and through February 13, 2003, we had no reportable events (as the term is described in Item 304(a)(1)(v) of Regulation S-K).

Prior to our engagement of Ernst & Young LLP, we had not consulted with Ernst & Young LLP during our two most recent fiscal years regarding: (a) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice were provided that Ernst & Young LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was the subject of either a disagreement or a reportable event.

We requested that Deloitte & Touche LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of the letter from Deloitte & Touche LLP is filed as Exhibit 16.1.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our Class A common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our Class A common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our Class A common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INTERNATIONAL SECURITIES EXCHANGE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of International Securities Exchange, Inc.

We have audited the accompanying consolidated statements of financial condition of International Securities Exchange, Inc. (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income/(loss), changes in members’ and stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Securities Exchange, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

New York, New York

April 2, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

International Securities Exchange, Inc.

We have audited the accompanying consolidated statements of income/(loss), changes in members’ and stockholders’ equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

New York, New York

February 4, 2002

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except per share amounts)

	December 31,		June 30, 2004
	2002	2003
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$48,182	$65,687	$76,875
Accounts receivable, net	10,670	22,955	26,335
Other current assets	1,516	1,524	4,448

Total current assets	60,368	90,166	107,658
Securities owned	934	5,177	12,168
Accounts receivable	—	22,600	15,600
Fixed assets, net	4,220	6,508	34,744
Deferred tax asset, net	8,648	11,848	19,746
Other assets	4,001	3,181	3,211

Total assets	78,171	139,480	193,127

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable, accrued expenses and other liabilities	7,028	7,792	7,039
License fee payable	—	—	22,225
Compensation and benefits payable	4,218	7,248	7,418
Deferred revenue	15	7,500	10,752
Income taxes payable	—	4,151	4,202
Payment for order flow payable	9,751	12,607	20,654
Marketing fund payable	2,267	519	69

Total current liabilities	23,279	39,817	72,359
Deferred revenue	—	32,084	42,343
License fee payable	—	—	5,520

Total liabilities	23,279	71,901	120,222

Commitments and contingencies (Note 4)

STOCKHOLDERS’ EQUITY
Class A common stock, $0.01 par value, 5,000 shares authorized, 3,571 shares issued and outstanding	36	36	36
Additional paid-in capital	57,273	57,296	57,296
Retained earnings/(Accumulated deficit)	(2,191)	10,346	15,614
Unearned compensation	(226)	(99)	(41)

Total stockholders’ equity	54,892	67,579	72,905

Total liabilities and stockholders’ equity	$78,171	$139,480	$193,127

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(in thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues:
Transaction fees	$24,430	$48,233	$64,846	$29,977	$41,431
Other member fees	13,420	14,496	21,591	9,667	13,372
Market data	4,743	9,000	13,221	6,490	8,229
Other	1,028	1,676	3,400	1,658	816

Total revenues	43,621	73,405	103,058	47,792	63,848

Expenses:
Compensation and benefits	16,479	18,545	25,776	11,229	15,313
Technology and communication	22,881	20,706	20,684	9,769	9,671
Occupancy	2,679	3,398	3,662	1,677	1,803
Professional fees	3,355	2,348	3,657	1,226	1,972
Marketing and business development	1,155	3,365	5,560	2,881	1,593
Depreciation and amortization	3,143	2,048	1,402	638	1,018
Other	2,334	3,327	3,808	1,664	2,741
Reorganization	—	16,083	—	—	—

Total expenses	52,026	69,820	64,549	29,084	34,111

Income/(loss) before provision for income taxes	(8,405)	3,585	38,509	18,708	29,737
Provision for income taxes	—	2,767	17,044	8,280	13,399

Net income/(loss)	$(8,405)	$818	$21,465	$10,428	$16,338

Earnings/(loss) per share:
Basic	—	$0.34	$6.01	$2.92	$4.58
Diluted	—	$0.33	$5.78	$2.81	$4.33
Weighted average number of shares outstanding:
Basic	—	2,397	3,571	3,571	3,571
Diluted	—	2,457	3,713	3,712	3,770

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’

AND STOCKHOLDERS’ EQUITY

(in thousands)

	Shares	Members’ Equity	Common Stock	Additional Paid In Capital	(Accumulated Deficit)/ Retained Earnings	Unearned Compensation	Total Equity
As of January 1, 2001	—	$17,443	—	—	—	—	$17,443
Capital contribution	—	1,000	—	—	—	—	1,000
Net loss	—	(8,405)	—	—	—	—	(8,405)

As of December 31, 2001	—	10,038	—	—	—	—	10,038

Net income January to April 2002	—	3,009	—	—	—	—	3,009
Capital distribution	—	(1,744)	—	—	—	—	(1,744)
Common stock issued in demutualization	2,706	(11,303)	$27	$11,276	—	—	—
Demutualization deferred tax conversion	—	—	—	6,030	—	—	6,030
Common stock issued for agreement cancellation	156	—	2	5,558	—	—	5,560
Net proceeds from issuance of common stock	700	—	7	24,647	—	—	24,654
Stock options granted	—	—	—	9,739	—	$(9,739)	—
Amortization of stock based plan	—	—	—	—	—	9,513	9,513
Common stock issued for options exercised	9	—	—	23	—	—	23
Net loss May to December 2002	—	—	—	—	$(2,191)	—	(2,191)

As of December 31, 2002	3,571	—	36	57,273	(2,191)	(226)	54,892

Net income					21,465		21,465
Stock options granted				23		(23)	—
Amortization of stock based plan						150	150
Dividend	—	—	—	—	(8,928)	—	(8,928)

As of December 31, 2003	3,571	—	36	57,296	10,346	(99)	67,579

Net income					16,338		16,338
Amortization of stock based plan	—	—	—	—	—	58	58
Dividend	—	—	—	—	(11,070)	—	(11,070)

As of June 30, 2004 (unaudited)	3,571	—	$36	$57,296	$15,614	$(41)	$72,905

The accompanying notes are an integral part of these financial statements.

I NTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net income/(loss)	$(8,405)	$818	$21,465	$10,428	$16,338
Adjustments to reconcile net income to cash provided by/(used in) operating activities:
Depreciation and amortization	3,143	2,048	1,402	638	1,018
Stock based compensation	—	9,513	150	76	58
Deferred taxes	—	(8,648)	(3,200)	(6,445)	(7,898)
Unrealized (gain)/loss on securities owned	—	166	(893)	(34)	(331)
Reorganization	—	9,846	—	—	—
(Increases)/decreases in operating assets:
Accounts receivable—current, net	(4,861)	(2,334)	(12,285)	(10,939)	(3,380)
Other current assets	528	(250)	(8)	326	(2,924)
Securities owned	(465)	(635)	(3,350)	(3,670)	(6,660)
Accounts receivable	—	—	(22,600)	(22,600)	7,000
Other assets	814	896	750	533	(65)
Increases/(decreases) in operating liabilities:
Accounts payable, accrued liabilities and other liabilities	2,986	(389)	2,508	(1,845)	(753)
License fee payable—current	—	—	—	—	22,225
Compensation and benefits payable	3,000	87	3,030	(1,044)	170
Deferred revenue—current	227	(212)	7,485	202	3,252
Income taxes payable	—	—	4,151	5,436	51
Payment for order flow payable	10,528	(777)	2,856	2,832	8,047
Marketing fund payable	1,590	677	(1,748)	(890)	(450)
Deferred revenue—non-current	—	—	32,084	43,364	10,259
License fee payable—non-current	—	—	—	—	5,520

Net cash provided by operating activities	9,085	10,806	31,797	16,368	51,477

Cash flow from investing activities:
Purchase of fixed assets	(315)	(338)	(3,620)	(364)	(29,219)

Net cash provided by investing activities	(315)	(338)	(3,620)	(364)	(29,219)

Cash flows from financing activities:
Notes payable	2,200	(2,200)	—	—	—
Net proceeds from issuance of common stock	—	24,654	—	—	—
Proceeds from option exercise	—	23	—	—	—
Capital distribution	—	—	(1,744)	—	—
Capital contribution	1,000	—	—	—	—
Dividend	—	—	(8,928)	—	(11,070)

Net cash (used in)/provided by financing activities	3,200	22,477	(10,672)	—	(11,070)

Increase in cash and cash equivalents	11,970	32,945	17,505	16,004	11,188
Cash and cash equivalents, beginning of period	3,267	15,237	48,182	48,182	65,687

Cash and cash equivalents, end of period	15,237	$48,182	$65,687	$64,186	$76,875

Supplemental disclosure of cash flow information:
Cash paid for interest	$124	—	—	—	—
Cash paid for taxes	—	$3,268	$13,376	$1,713	$21,236

Non-cash activities:

The company exchanged its memberships for common stock as of December 31, 2002.

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The International Securities Exchange, Inc. (the “Company” or “ISE”), a Delaware corporation, operates a fully electronic exchange for equity options and options on equity indexes utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Company was founded in September 1997 as a limited liability company. In February 2000, the Company received regulatory approval to become an exchange and in May 2000, the Company formally commenced trading on its exchange. The Company is regulated by the U.S. Securities and Exchange Commission.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All transactions and balances between the Company and its subsidiary have been eliminated in consolidation. The Company has one subsidiary, ETC Acquisition Corp., which has remained dormant since April 2002.

Unaudited Interim Financial Information

The accompanying unaudited financial information has been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at June 30, 2004, its results of operations and its cash flows for the six months ended June 30, 2003 and 2004.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

Revenue Recognition

Transaction fees are earned based on contracts executed on the Company’s exchange and are recorded as transactions occur on a trade date basis. Transaction fees are recorded net of discounts of $2,738, $6,870, $12,844, $5,423 and $10,136 for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004, respectively. The Company discounts or waives certain fees for non broker-dealer trades as well as for trades executed for certain options or indices.

Market data revenues are earned from the sale of the Company’s buy and sell transaction information through the Options Price Reporting Authority (“OPRA”). The Company earns a portion of OPRA’s revenue based on its pro-rata share of industry trade (not contract) volume. Revenue is recorded as transactions occur on a trade date basis.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

Other member fees are comprised of revenues earned for connectivity and access to the Company’s exchange; revenue from the sale of Class B memberships; fees for use of the Company’s communication network, equipment and trading software; and regulatory and administrative fees. Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of Class B memberships is deferred and recognized on a straight-line basis over six years (Note 6). Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis and recognized over a twelve month period.

Deferred Revenue

During 2003, the Company sold 30 Class B-2 memberships and during the six months ended 2004, sold 12 additional Class B-2 memberships. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon consummation of the agreement. The Company recognizes revenue from the sale over six years, the estimated useful life, on a straight-line basis. The estimated useful life is defined to be the expected average length of time the Class B-2 membership is owned by the purchaser. As the Company had limited historical information, the Company performed a study of the turnover of exchange trading rights, membership interests, or seats, at all of the U.S. options exchanges to determine the estimated life of Class B memberships. Based upon this cumulative information, the Company estimated an average membership life to be six years.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Securities Owned

The Company has, through a Rabbi Trust, investments in various mutual funds in connection with the Company’s long-term deferred compensation plan (Note 13). Investments are carried at market value with realized and unrealized gains or losses reported in other revenue on the Consolidated Statements of Income/(Loss).

Income Taxes

Prior to its reorganization (Note 3), the Company was a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and losses of the Company were reported on the tax returns of its members or investors.

After its reorganization, in which the Company converted to a corporation, the Company files a consolidated tax return for federal, state and local income tax purposes. In addition, the Company records deferred tax assets and liabilities for differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates. Deferred tax benefits and expenses are recognized for changes in deferred tax assets and liabilities.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

Payment for Order Flow

The Company imposes fees upon its Primary Market Makers (“PMM”) and Competitive Market Makers (“CMM”) to fund payment for order flow from Electronic Access Members (“EAM”) under a program administered by the Company. These fees are distributed to its EAMs as an economic inducement to route its customer orders to the Company’s exchange. The PMMs have full discretion regarding the payment. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (Accounts Receivable) with a corresponding liability (Payment for Order Flow Payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company’s Consolidated Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Marketing Fund

Until July 2002, the Company imposed fees upon its PMMs and CMMs to fund business development activities intended to promote the Company’s exchange and indirectly increase order flow. The Company has discretion regarding the use of these funds pursuant to certain general rules and guidelines established by its PMMs and CMMs. The Company pays various organizations, businesses and broker-dealers. It is the Company’s policy to reimburse any funds not used, as permitted under the program. Pursuant to EITF 99-19, the Company reflects the revenues and expenses on a gross basis, and recognizes revenues only to the extent that equivalent expenses have been incurred. In addition, the Company reimburses itself $75 per month from the marketing fund for software licenses associated with trading software it distributes for no charge to EAM members. With the exception of this reimbursement, any fees imposed under the program, but not yet expended, are deferred on the Company’s Statement of Financial Condition as a marketing fund payable until either expenses are incurred under the program, or unused funds are returned to the PMMs and CMMs. The Company discontinued the imposition of fees under this program in July 2002. The Company is ending this program and has designated any remaining funds to be used for its trading software reimbursement. Included in other revenues and marketing and business development expense is $694, $1,289, $1,741, $898, and $0, for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004, respectively.

Marketing fund cash is reflected in cash and cash equivalents on the Company’s Consolidated Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure,” and related accounting interpretations. The Company has chosen to account for stock options granted to employees using the intrinsic value method prescribed in APB No. 25 and accordingly compensation expense is measured as the excess, if any, of the estimated fair value per share of the Company at the date of grant over the options exercise price and is recognized over the vesting period.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

Had the Company determined compensation cost based on the estimated fair value at the grant dates for its stock based plans under SFAS 123 as amended by SFAS 148, the Company’s net income would have been as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Net income, as reported	$—	$818	$21,465	$10,428	$16,338
Add: Stock based employee compensation expense, net of related tax benefits, included in reported net income	—	5,303	84	43	32
Deduct: Stock based employee compensation, net of related tax effects, determined under fair value based methods for all awards	—	(5,557)	(131)	(84)	(43)

Pro forma net income	$—	$564	$21,418	$10,387	$16,327

As reported:
Earnings per share—basic	—	$0.34	$6.01	$2.92	$4.58
Earnings per share—diluted	—	$0.33	$5.78	$2.81	$4.33

Proforma:
Earnings per share—basic	—	$0.24	$6.00	$2.91	$4.57
Earnings per share—diluted	—	$0.23	$5.77	$2.80	$4.33

Fixed Assets

Fixed assets consist of software licenses, computer hardware, furniture and fixtures, equipment and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
Hardware and equipment	3 to 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

Software costs

Costs for internal and external use software are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software’s estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

development process is reached. The Company did not capitalize any internally developed software during 2002, 2003 and as of June 30, 2004.

The Company capitalized $2,000 and $27,745 under software licensing agreements as of December 31, 2003 and June 30, 2004.

Marketing and promotional fees

Advertising costs, including media advertising and production costs, are expensed when incurred.

Intellectual Property

All costs related to internally developed patents are expensed as incurred.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

The Company incurred impairment charges of $1,410 and $556 for the years ended December 31, 2001 and 2002, respectively, which are included in depreciation and amortization expense on the Consolidated Statements of Income/(Loss). During these periods, the Company expanded and reconfigured its office space as well as upgraded its computer equipment to support its growth. As a result, the carrying value of these assets was impaired; therefore, the Company wrote off the remaining book value of the respective capitalized equipment and leasehold improvements.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statements of Financial Condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the Consolidated Statements of Financial Condition approximates their carrying value, as such financial instruments are short term in nature and bear interest at current market rates.

3. REORGANIZATION

In April 2002, the Company commenced a reorganization plan. Under this plan, the Company made a capital distribution, changed its organizational structure, raised additional capital, canceled revenue sharing arrangements, and created a stock option plan. The Company incurred a charge of $16,083 for the year ended December 31, 2002 related to its reorganization. The following steps were performed:

•	The Company recorded a capital distribution of $1,744 to its limited liability company investors to allow them to pay any potential tax on income from the Company in accordance with the Company’s limited liability company agreement. This distribution was made in March 2003.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

•	The Company completed a demutualization in which it converted members’ single ownership interests into equity interests and trading rights. This allowed members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represents equity, voting rights and economic interest in the Company, and Class B common stock. Class B common stock does not represent traditional equity or other ownership interest and is not viewed as similar to common stock of a corporation (Note 5). Accordingly, the Company’s members’ equity on the date of demutualization was reclassified to “Common Stock” and “Additional paid-in capital” with respect to Class A shares only. Each Class A membership interest received 135,300 shares of Class A common stock and one Class B-1 membership; each Class B membership received 13,530 shares of Class A common stock and one Class B-2 membership; and each Class C membership received one Class B-3 membership. The Company issued 2,706,000 Class A shares, 10 Class B-1 memberships, 100 Class B-2 memberships and 105 Class B-3 memberships at demutualization. The Class A shares issued at demutualization were valued at $35.71 per share based upon a private placement which occurred in connection with the reorganization and were distributed based on each member’s respective interest prior to our demutualization. The Company incurred professional fees of $1,010 related to its demutualization for the year ended December 31, 2002.

•	The Company converted from a limited liability company in New York to a corporation in Delaware.

•	In May 2002, the Company raised net proceeds of $24,654 from existing investors through the issuance of 700,000 shares of Class A common stock valued at $35.71 a share as of December 31, 2002.

•	The Company issued 155,660 shares of Class A common stock to the owners of Exchange Technology Corp. (“ETC”) for purposes of canceling a revenue sharing agreement (Note 6). Under this agreement, the Company agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indexes are traded, through ETC. In the course of its reorganization, the Company decided to reacquire these rights by merging ETC into its newly formed wholly owned subsidiary ETC Acquisition Corp. Immediately after the merger, the Company dissolved ETC, thereby effectively canceling the agreement. The common stock issued to cancel the revenue sharing agreement with ETC was valued at $35.71 per share based upon a private placement which occurred in connection with the reorganization. The Company incurred a charge of $5,560 for the year ended December 31, 2002 related to this cancellation.

•

As a result of changing its corporate structure to a corporation, the Company created and granted equity awards, which it could not as a limited liability company. Therefore, the Company created an incentive stock option plan and issued 405,850 options on its common stock to its officers and certain directors. In addition, the Company issued 9,340 options to certain employees of ETC relating to the cancellation of a revenue sharing agreement. The options issued to the Company’s officers and certain directors were issued with an exercise price significantly less than the estimated fair market value of the Company on the date of grant in order to recognize that equity awards could not have been granted when the Company was originally formed as a limited liability company. In addition, the Company granted the majority of the options authorized by its Board of Directors at the time of the reorganization with a vesting provision retroactive to the officers date of hire with the Company as opposed to a vesting start date of the option grant. As a result, the options were predominantly vested when granted. Options granted to ETC employees were issued in exchange for their options in ETC. The new ISE options were

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

issued with a strike price equal to the ETC option strike price, which was significantly less than the estimated fair market value of the Company. As a result of these option grants, the Company incurred a charge of $9,513 for the year ended December 31, 2002 (Note 12).

4. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is involved in various legal proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits and inspections. While any litigation contains an element of uncertainty, it is the opinion of management after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company.

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment. Expenses recorded under these agreements for the years ended December 31, 2001, 2002, 2003 and for the six months ended June 30, 2003 and 2004 were $9,481, $8,231, $6,146, $3,245 and $1,849, respectively. In addition, the Company has entered into a contractual agreement for technology enhancements and support.

The Company has entered into two contractual agreements with OMX (US) Inc. and its affiliates (collectively “OMX”) a Delivery and License Agreement (“DLA”) and Support Agreement. OMX specializes in developing electronic exchanges and electronic trading systems. Under the agreements, OMX has granted the Company a license for its exchange software and trading application and is obligated to provide support and enhancements to the software. The Company accounts for these agreements as operating leases under SOP 98-1 and SFAS 13 “Accounting for Leases.” Under the DLA, the Company makes payments to OMX based on the number of transactions executed on the Company’s exchange. Under the Support Agreement, the Company is required to pay for a minimum of service hours on an annual basis. As there was a usage fee based on variable transaction volumes, the Company expenses payments for DLA as incurred. Costs under the Support Agreement for maintenance, support and enhancements which do not add substantial functionality to the software, are expensed as incurred or over the contract period on a straight-line basis. Any enhancements that add to the functionality are capitalized and amortized in accordance with the Company’s software policy.

On June 30, 2004, the Company restructured the DLA to provide for a one time lump sum payment of $21,305 and quarterly payments over 7 years totaling $6,440. At that time, the Company estimated the useful life of the software to be 7 years. The Company has capitalized the cost of the lease as the lease term is at least 75% of the property’s estimated economic life and the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at inception. There are no renewal provisions in the restructured DLA.

Expenses related to OMX’s services were $7,797, $7,277, $8,550, $3,851 and $4,843 for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004, respectively.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

At June 30, 2004, future minimum payments for commitments are as follows:

	Leases	OMX	Total
2004	$1,800	$22,369	$24,169
2005	3,686	3,799	7,485
2006	3,021	3,492	6,513
2007	2,426	3,517	5,943
2008	1,369	3,102	4,471
Thereafter	9,353	1,839	11,192

Letter of Credit

In the normal course of business, the Company collateralizes certain leases through standby letters of credit. As of December 31, 2002, 2003 and June 30, 2004, the Company provided letters of credit totaling $1,476, $776 and $776 respectively, collateralized by certificates of deposit at a financial institution which are included in other assets.

Line of Credit

At December 31, 2002, 2003 and June 30, 2004, the Company had access to a $5,000 committed credit line from a commercial banking institution to be used to meet the Company’s normal short-term capital needs. There were no borrowings outstanding under this credit line at any of those dates.

Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which provides accounting and disclosure requirements for certain guarantees. The Company’s trading rules, which Class B members are bound by, limit the Company’s liability for losses suffered while conducting business on the Company’s exchange. The Company’s trading rules do not extend to the customers of our Class B members. However, contractually we agree to indemnify our Class B members for losses they suffer in very limited circumstances. The potential for the Company to be required to make payments related to such contractual indemnifications is deemed remote.

5. CLASS B COMMON STOCK

In April 2002, the Company completed a demutualization (Note 3) in which it created Class B memberships. Class B common stock was created when the Company completed a demutualization in April 2002 in which it converted members’ single ownership interests into equity interests and trading rights. The original membership interests the Company sold in 1998 granted equity ownership as well as trading privileges. Because the Company was still in the developmental stage at the time of the sale, there was little or no value attributable to the trading privileges; all the value was attributable to the equity interest. As the Company began trading and building its business, the trading privileges gained value independently of equity investments. In 2002, the demutualization allowed members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

stock, which represented the equity value of the membership interest and Class B common stock which represented the trading right. The shares were distributed based on each member’s respective interest prior to demutualization.

Class B memberships do not represent a traditional equity or other ownership interests and are not viewed as similar to common stock of a corporation. Class B memberships confer voting rights that are considerably more limited than those normally associated with equity ownership in a corporation and does not confer any rights to receive dividends. The Company is required by the SEC to grant representation on its board of directors to Class B members. The holders of Class B common stock are entitled to a liquidation preference equal to the par value of the Class B common stock, or $.01 per share, in the event of a liquidation, dissolution or winding up of the Company. The Company believes that the liquidation preference has little or no value, whereas the value resides with the trading right granted with Class B common stock. In addition, proceeds from the sale of Class B common stock are treated as revenue for accounting purposes, not equity (Note 6). Because of the foregoing factors, management does not believe Class B memberships represent equity in the Company and does not reflect them as such on its financial statements.

Class B-1 memberships are held by PMMs, Class B-2 memberships are held by CMMs and Class B-3 memberships are held by EAMs. Each class of Class B interest holders has the right to elect two directors to the board of directors (or six members in all). Each series also have trading rights and privileges on the exchange that are particular to that series of membership. The following B series were outstanding:

	December 31,		June 30, 2004
	2002	2003
B-1	10	10	10
B-2	100	130	142
B-3	106	123	125

6. EXCHANGE TECHNOLOGY CORPORATION

To complete its development, in May 1999, the Company obtained additional capital of $30,500 from an existing investor, which increased the investor’s capital account. To incentivize and account for the additional risk borne by the investor for the additional capital contribution, the Company formed ETC. ETC was capitalized by a $100 investment by the Company, representing a 26% interest; a $240 investment by the Company’s existing investors, representing a 62% interest; and $45 investment by two of the Company’s executive officers, representing a 12% interest. The Company then entered into an agreement with ETC whereby it agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indexes are traded, through ETC. This, in effect, granted ETC owners the benefits of the Company’s future business beyond operation of an exchange. Upon its formation, the Company accounted for its ownership in ETC as an investment.

In the course of negotiating the private placement (Note 3), the purchasers expressed concern over the ownership by ETC of the rights to the Company’s potential future business. As a result, the Company decided to reacquire these rights by merging ETC into its new wholly owned subsidiary, ETC Acquisition Corp., in order to facilitate a tax free transaction. Immediately after the merger, the Company dissolved ETC, thereby effectively canceling the agreement.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

The Company accounted for the merger as an expense as ETC did not meet the definition of a business in accordance with FAS 141 “Business Combinations” and EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Assets or of a Business” nor a transaction between entities under common control as defined by EITF 02-5 “Definition of “Common Control.” The cost to acquire ETC was determined through an arms-length negotiation between ETC’s shareholders and the Company’s management. The common stock issued to cancel the revenue sharing agreement with ETC was valued at $35.71 per share based upon the private placement. The number of shares issued was based upon the negotiated price for ETC. The Company incurred a charge of $5,560 for the year ended December 31, 2002 related to this cancellation.

The Company terminated ETC immediately after the merger along with all of ETC’s employees. However, in order to facilitate the merger, the Company agreed to convert ETC’s employees’ options on ETC common stock to options on the Company’s common stock immediately after the merger but before ETC was dissolved. The Company converted and granted 9,340 options with a strike price less than the fair market value of ISE on the date of grant these options have all been exercised. Therefore, the Company incurred a charge of $319 (Note 13).

7. DEFERRED REVENUE

The Company recognizes revenue from the sale of Class B-2 memberships over an estimated useful life of 6 years using the straight-line method. The Company does not defer any costs associated with these memberships. For the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004, the Company recognized revenue of $5,416, $1,636 and $4,728, respectively, which is included in other member fees on the Consolidated Statements of Income/(Loss). In addition, the Company charges regulatory fees on an annual basis and recognizes them over a twelve month period.

Deferred revenue is comprised of the following:

	December 31,		June 30, 2004
	2002	2003
Class B-2 memberships:
Current	—	$7,500	$10,752
Non-current	—	32,084	42,103
Regulatory fees	$15	—	240

Total	$15	$39,584	$53,095

Changes in deferred revenue are as follows:

	December 31,		June 30, 2004
	2002	2003
Beginning balance	—	$15	$39,584
Additions during the period	423	45,417	18,472
Revenue recognized during the period	(408)	(5,848)	(4,961)

Ending balance	$15	$39,584	$53,095

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

Deferred revenue from the sale of Class B-2 memberships will be recognized as follows:

2005	10,500
2006	10,500
2007	10,500
2008	10,500
2009	5,594

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	As of December 31,		June 30, 2004
	2002	2003
Company funds	$39,133	$57,955	$63,042
Reserved for payment for order flow program	6,782	7,213	13,764
Reserved for marketing fund program	2,267	519	69

Total	$48,182	$65,687	$76,875

Cash held for the Company’s payment for order flow and marketing fund programs are not legally restricted and can be used for general corporate purposes. The Company has not and does not intend to use these funds for general corporate purposes.

9. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,		June 30, 2004
	2002	2003
Trading related fees	7,056	13,149	12,322
Payment for order flow program	2,969	5,394	6,890
Class B-2 memberships:
Current	—	4,400	7,000
Non-current	—	22,600	15,600
Other	733	89	158
Allowance for doubtful accounts	(88)	(77)	(35)

Total	$10,670	$45,555	$41,935

The Company issued 42 Class B-2 memberships pursuant to a purchase agreement at $1,500 each or $63,000. Class B-2 membership grants its holder trading rights on the Company’s exchange (Note 5). Certain memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement. As of December 31, 2003 and June 30, 2004, the Company received $18,000 and $22,400 under the agreements with the remainder to be paid through 2007.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

Changes in the Class B-2 membership receivable are as follows:

	December 31,		June 30, 2004
	2002	2003
Beginning balance	—	—	$27,000
Installment sales of Class B-2 memberships	—	$45,000	—
Installment payments received	—	(18,000)	(4,400)

Ending balance	—	$27,000	$22,600

Transaction fees, payment for order flow and marketing fund receivables are generally collected within 5 days following the month incurred. Receivables associated with Class B memberships as of June 30, 2004 are expected to be collected as follows:

2005	$7,000
2006	9,600
2007	6,000

10. FIXED ASSETS

Fixed assets consist of the following:

	December 31,		June 30, 2004
	2002	2003
Trading related software licenses	$2,778	$4,939	$32,785
Leasehold improvements	3,259	3,473	3,760
Furniture and fixtures	717	1,135	1,473
Hardware and equipment	810	1,551	2,200
Other software	647	733	833
Accumulated depreciation and amortization	(3,991)	(5,323)	(6,307)

Total	$4,220	$6,508	$34,744

11. OTHER MEMBER FEES

Other member fees are comprised of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Connectivity and access fees	$5,946	$7,194	$9,583	$4,463	$5,717
Revenue from sale of Class B memberships	—	—	5,416	1,636	4,728
Communication, equipment and software fees	6,255	5,863	4,888	2,601	2,196
Regulatory and administrative fees	1,219	1,439	1,704	967	731

Total	$13,420	$14,496	$21,591	$9,667	$13,372

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

12. DIVIDEND

In 2003, the Company’s Board, which includes representation from existing Class B-2 membership holders, approved the creation of 30 new Class B-2 memberships. As a condition for the creation and ultimate sale of these new memberships, the Board agreed to issue a special dividend to its Class A stockholders, some of which were also existing Class B-2 holders, representing the cash proceeds from the sale, after accounting for taxes the Company would recognize from the sale and a bonus payment. The Board agreed to pay the Company’s officers and certain directors a bonus for each membership sold to reward them for the successful completion of the sale.

In September 2003, the Company declared a special dividend of $2.50 per share of Class A common stock to its stockholders of record as of September 18, 2003, which represented a distribution of $8,928. This was paid in October 2003. This special dividend reflected the proceeds of $18,000 received from the sale of Class B-2 memberships in 2003, net of bonuses of $1,017 and taxes of $8,055.

In May 2004, the Company declared a special dividend of $3.10 per share of Class A common stock to its Class A stockholders of record as of June 30, 2004, which represented a distribution of $11,070. This special dividend reflected the proceeds of $22,400 received as of June 30, 2004 from the sale of Class B-2 memberships sold in 2003 under installment agreements and 12 Class B-2 memberships sold during the six months ended June 30, 2004, net of bonuses of $1,274 and taxes of $10,056. This was paid in June 2004.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

13. STOCK-BASED PLANS

All officers and certain directors of the Company participate in the Company’s stock option plan which was adopted in connection with its reorganization (Note 3). Under the plan, options on the Company’s Class A common stock are issued for terms of 10 years and vest over 3 years. Options granted in 2002 and 2003 were issued with an exercise price significantly less than the estimated fair market value of the Company on the date of grant and the majority of options were fully vested on the date of grant. The fair market value was determined based on a private placement occurring simultaneously with the option grant (Note 3). Options granted in 2004 were issued with an exercise price equal to the estimated fair market value of the Company based upon an offer from a potential buyer. The Company also granted options to certain employees of ETC in connection with its merger (Note 3), which have been subsequently exercised. The Company has authorized the issuance of a maximum of 429,000 shares of Class A common stock under the plan. Options expire on dates ranging from May 2012 to February 2014. A summary of the stock option activity as of June 30, 2004 is as follows:

	Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price Per Exercisable Option
Outstanding, January 1, 2002	—				—
Granted	415,190	$12.27			$12.27
Forfeited	—	—			—
Exercised	(9,340)	2.41			2.41

Outstanding, December 31, 2002	405,850	12.50	9.4	392,483	12.50
Granted	1,000	12.50			12.50
Forfeited	—	—			—
Exercised	—	—			—

Outstanding, December 31, 2003	406,850	12.50	8.4	400,883	12.50
Granted	4,000	108.75			—
Fortified	—	—			—
Exercised	—	—			—

Outstanding, June 30, 2004	410,850	$13.44	8.1	400,883	12.50

The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees”, SFAS 123, and related accounting interpretations. For options issued to its officers and certain directors, which were issued with an exercise price significantly less than the estimated fair market value of the shares on the date the options were issued, the Company recorded as unearned compensation the difference between the exercise price of the option and estimated fair market value of the Company on the grant date. For options issued to certain employees of ETC, the Company recorded as unearned compensation the estimated fair value of the options. The Company recorded unearned compensation of $9,739 during the year ended December 31, 2002 as a separate component of stockholders’ equity which is amortized over the vesting period of the options. The Company recorded as reorganization expense $9,513 for the year ended December 31, 2002 due to the retroactive vesting provisions of the options, and $151 as compensation and benefits expense for the year ended December 31, 2003 and $76 and $58 for the six months ended June 30, 2003 and 2004, respectively.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

The weighted average estimated fair value of the options granted during the years ended December 31, 2002, 2003 and for the six months ended June 30, 2004 was $25.59, $25.05 and $0.85 per option, respectively. The fair value of each option granted is estimated as of its grant date using the minimum value method using the following assumptions:

Grant	Dividend Yield	Expected Volatility	Risk-Free Rate	Expected Life (in years)
2002	0.0%	—	3.84%	5
2003	0.0%	—	3.19%	5
2004	2.9%	—	3.02%	5

The Company used a 0.0% dividend yield for 2002 and 2003 as it did not anticipate issuing a dividend at the time options were granted.

14. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in the Company’s defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 20% of their annual base salary to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant’s contributions up to prescribed limits. The plan is administered by a third party. The Company’s expense relating to this plan was $378, $535, $671, $321 and $406 for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively.

Employees of the Company also participate in a long-term performance-based profit sharing plan. Under the plan, a portion of the operating earnings of the Company are distributed if the Company exceeds certain operating and financial targets. The funds are placed in a Rabbi Trust and invested by the employee in employer provided investment options, primarily third-party mutual funds, administered by an outside plan provider. Distributions are deferred and employees vest in the distributions over a period of three years. Distributions are in the form of cash. The participating employees bear the risk of the vested portion of each investment election and the Company bears the risk of the unvested portion. In accordance with EITF No. 97-14 “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,” deferred compensation obligations are classified as a liability and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

The Company recognized the following on its Consolidated Statements of Financial Condition:

	December 31,		June 30, 2004
	2002	2003
Total assets held for deferred compensation	$934	$5,177	$12,168
Payable to employees	454	1,929	3,010

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

The Company recognized the following to reflect the gains and (losses) in the fair value of the assets on its Consolidated Statements of Income/(Loss):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Other revenue	$—	$(166)	$893	426	331
Compensation and benefits expense	—	(94)	381	196	152

15. INCOME TAXES

The provision for income taxes consisted of the following:

	Period May 1 to December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30,
			2003	2004
Current:
Federal	$3,535	$13,305	$6,465	$14,073
State	1,850	6,941	3,369	7,225

Total current	5,385	20,246	9,834	21,298
Deferred:
Federal	(1,726)	(2,116)	(1,027)	(5,219)
State	(892)	(1,086)	(527)	(2,680)

Total deferred	(2,618)	(3,202)	(1,554)	(7,899)

Total provision for income taxes	$2,767	$17,044	$8,280	$13,399

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not, the tax assets will be realized, and therefore, has not recognized any valuation allowance.

	December 31,		June 30, 2004
	2002	2003
Deferred tax assets:
Stock based and employee benefit plans	$4,307	$4,747	$5,343
Class B memberships	—	4,715	13,585
Start up and organizational costs	3,764	2,042	1,182
Depreciation and amortization	491		—
Unrealized gains on securities owned	40	354	—
Allowances and other	46	47	44

Total deferred tax assets	8,648	11,905	20,154
Deferred tax liability:
Unrealized losses on securities owned	—	—	(80)
Depreciation and amortization	—	(57)	(328)

Total deferred tax assets, net	$8,648	$11,848	$19,746

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. Federal statutory rate to income before income taxes. The information for the period May 1, 2002 to December 31, 2002, represents a reconciliation of the provision for income taxes after April 30, 2002, when the Company reorganized from a limited liability company to a corporation (Note 3). Pre-tax income for the period May 1, 2002 to December 31, 2002 was $576.

	Period May 1 to December 31, 2002	Year Ended December 31, 2003	Three Months Ended March 31,
			2003	2004
U.S. federal income tax rate	35.0%	35.0%	35.0%	35.0%
State and local income tax, net of Federal income tax benefit	108.3	9.9	9.9	9.9
Permanent differences	388.1	0.2	0.3	0.1
Miscellaneous	(50.9)	(0.8)	(0.9)	0.1

Effective tax rate	480.5%	44.3%	44.3%	45.1%

Permanent differences for the period ended 2002 primarily related to the company’s reorganization expenses (Note 3).

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company transacts business with its investors, or Class A common stockholders, directly or through the investor’s affiliated entities (collectively “investors”). The Company believes that the terms of these transactions are the same as those that would result from transactions among unrelated parties.

The following table reflects the Company’s transactions with its investors on its Consolidated Statement of Income/(Loss):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Transaction fees(1)	$15,863	$32,637	$35,469	$17,740	$19,260
Other member fees(2)	3,112	4,281	6,145	2,742	3,343
Other revenues(3)	328	554	766	334	485

Total revenues	19,303	37,472	42,380	20,816	23,088

Professional fees(4)	73	768	406	0	104
Other(5)	124	—	—	—	—
Reorganization(6)	—	6,310	—	—	—

Total expenses	$197	$7,078	$406	$0	$104

(1)	Certain investors execute transactions on the Company’s exchange and are charged transaction fees.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

(2)	Certain investors have purchased Class B memberships, which convey trading privileges on the Company’s exchange. Certain Class B memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement. The Company recognizes revenue from the sale of Class B memberships over an estimated useful life of 6 years using the straight-line method.
(3)	The Company has invested cash at an investor’s affiliated financial institution, primarily in money market accounts, and earns interest income.
(4)	An investor provided financial and business advisory services in connection with the Company’s ongoing business strategy.
(5)	The Company incurred interest expense related to loans from an investor.
(6)	The Company issued 114,151 shares of common stock valued at $35.71 per share, or $4,076, to the owners of ETC. ETC was owned by certain investors in the Company as well as two of its officers.

Certain investors provided consulting services related to the cancellation of the ETC agreement noted above in exchange for 41,509 shares of common stock valued at $35.71 per share, or $1,484.

An investor provided financial and business advisory services in connection with the Company’s reorganization in the amount of $750.

The following table reflects the Company’s related party transactions on its Consolidated Statement of Financial Condition:

	December 31,		June 30, 2004
	2002	2003
Cash and cash equivalents(7)	$9,813	$29,522	$31,918
Accounts receivable(8)	4,959	7,432	6,035

Total assets	14,772	36,954	37,953

Payment for order flow payable(9)	$5,402	$6,520	$8,383
Retained earnings(10)	—	143	177

Total liabilities and stockholders’ equity	$5,402	$6,663	$8,560

(7)	The Company has cash and cash equivalents held at an investor’s affiliated financial institution.
(8)	The Company recorded receivables from its investors for their transaction executions as well as and other member fees. Certain investors have purchased Class B-2 memberships which convey trading privileges on the Company’s exchange. Certain memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement.
(9)	The Company owes funds to certain investors as part of its payment for order flow program.
(10)	The Company paid a special dividend in September 2003 and June 2004 (Note 12) to its Class A shareholders representing the net proceeds from the sale of Class B-2 memberships during 2003 and 2004. Two Class A holders purchased these Class B-2 memberships.

Other

The Company has a $5,000 credit facility with an investor’s affiliated financial institution. No amounts have been drawn under the credit facility.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2003 and 2004 is Unaudited)

17. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in earnings per share that could occur if securities or contracts to issue common stock were exercised or converted into common stock.

Earnings per share under the basic and diluted computations is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Basic earnings per share:
Net income	—	$818	$21,465	$10,428	$16,338

Weighted average shares outstanding (in thousands)	—	2,397	3,571	3,571	3,571
Basic earnings per share	—	$0.34	$6.01	$2.92	$4.58
Diluted earnings per share:
Net income	—	$818	$21,465	$10,428	$16,338

Weighted average shares outstanding (in thousands)	—	2,397	3,571	3,571	3,571
Common stock equivalent shares related to stock options (in thousands)	—	60	142	141	199

Weighted average shares outstanding—diluted (in thousands)	—	2,457	3,713	3,712	3,770

Diluted earnings per share	—	$0.33	$5.78	$2.81	$4.33

The Company was a limited liability company from 2001 to April 2002 and treated as a partnership; therefore, it did not have any common stock outstanding during those periods.

18. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates as one business segment, as an electronic exchange for equity options and options on equity indexes. Revenues are derived in the U.S and all of the Company’s assets are located in the U.S. The Company considers significant customers to be those who account for more than 10% of the Company’s total revenues. The following is customer concentration information:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Members	2	4	1	2	—
Approximate percent of total revenues	34%	49%	11%	21%	—

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13: Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than the underwriting discounts and commissions) expected to be incurred by the Registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, NASD filing fee and NYSE or Nasdaq listing fee are estimates.

Registration fee		$12,670
NASD filing fee		10,500
NYSE or Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Directors and Officers Insurance		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be provided by Amendment.

Item 14: Indemnification of Directors and Officers

Section 145 of the DGCL permits indemnification of the Registrant’s officers and directors under certain conditions and subject to certain limitations. Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the DGCL.

Article VI of the Registrant’s Constitution provides that the Registrant shall indemnify its directors and executive officers to the fullest extent authorized by the DGCL. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding; provided, however, that, if the DGCL requires, an advancement of expenses shall be made only upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by final judicial decision that he or she is not entitled to be indemnified by the Registrant.

As permitted by Section 102(b)(7) of the DGCL, Article 10 of the Registrant’s certificate of incorporation provides that a director of the Registrant shall not be personally liable for monetary damages for breach of fiduciary duty as a director. This limitation is generally unavailable for acts or omissions by a director that were (1) in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (3) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions that resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director.

The Registrant has purchased directors’ and officers’ liability insurance.

The underwriting agreement (Exhibit 1.1 hereto) contains provisions by which the underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, and each officer of the Registrant who signs this registration statement, with respect to information furnished in writing by or on behalf of the underwriters for use in the Registration Statement.

Item 15: Recent Sales of Unregistered Securities

The following information relates to securities issued or sold by the Registrant since June 2001. During that time, the Registrant issued unregistered securities in the transactions described below.

While we have not determined whether the Class B memberships are securities as that term is defined in the Securities Act, as amended, we have included the offers and sales of these memberships below. We have determined that Class B memberships do not represent equity interests in the ISE.

The offers and sales of securities described below were made without an underwriter and the certificates representing the shares of Class A common stock bear a restrictive legend permitting the transfer of the securities only upon their registration under, or pursuant to an exemption from the registration requirements of, the Securities Act.

On April 30, 2002, International Securities Exchange LLC demutualized and changed from a limited liability company to a conventional corporation, International Securities Exchange, Inc. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, relating to offers of securities by an issuer not involving any public offering. The demutualization involved the conversion of Class A memberships into shares of Class A common stock and Class B-1 memberships, the conversion of Class B memberships into shares of Class A common stock and Class B-2 memberships and the conversion of Class C memberships into Class B-3 memberships, as follows:

•	Each Class A membership interest received 135,300 shares of Class A common stock and one Class B-1 membership;

•	Each Class B membership interest received 13,530 shares of Class A common stock and one Class B-2 membership; and

•	Each Class C membership interest received one Class B-3 membership.

As a result of demutualization, the Registrant issued an aggregate of 2,706,000 shares of Class A common stock, 10 Class B-1 memberships, 100 Class B-2 memberships, and 105 Class B-3 memberships.

On May 31, 2002, the Registrant and ATP, Bear Stearns, Bear Wagner Specialists LLC, an affiliate of Bear Stearns, Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc., and Strategic Investments I, Inc., an affiliate of Morgan Stanley, executed a Subscription Agreement pursuant to which the Registrant issued an aggregate of 700,000 shares of Class A common stock. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, relating to offers of securities by an issuer not involving any public offering. The material terms of the Subscription Agreement are summarized below:

Subscriber	Consideration	Number of Shares
ATP	$1,250,200	35,000
Bear Stearns	$2,500,400	70,000
Bear Wagner Specialists LLC	$2,500,400	70,000
Deutsche Bank Securities Inc.	$6,251,000	175,000
The Goldman Sachs Group, Inc.	$6,251,000	175,000
Strategic Investments I, Inc.	$6,251,000	175,000

On May 29, 2002, ETC merged into a new wholly owned subsidiary of the ISE. Pursuant to the Merger Agreement between us and ETC, the shares of ETC were converted to shares of our Class A common stock. As a result of the merger, the stockholders of ETC received an aggregate of 165,000 shares of Class A common stock of the Registrant. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, relating to offers of securities by an issuer not involving any public offering.

In October 2002 and November 2003, the Registrant increased the number of authorized shares of Class B-2 memberships and subsequently executed Purchase Agreements for the sale of those memberships. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, relating to offers of securities by an issuer not involving any public offering. The material terms of the agreements are summarized below:

Purchaser	Date of sale	Consideration	Number of Memberships
Timber Hill LLC	February 2003	$12,000,000	8
Lehman Brothers Inc.	March 2003	$3,000,000	2
Merrill Lynch, Pierce, Fenner & Smith Inc.	April 2003	$15,000,000	10
BNP Paribas Securities Corp.	April 2003	$4,500,000	3
BNP Paribas Securities Corp.	May 2003	$1,500,000	1
Archelon LLC	June 2003	$4,500,000	3
Wolverine Trading, LLC	June 2003	$4,500,000	3
UBS Securities LLC	February 2004	$15,000,000	10
BNP Paribas Securities Corp.	February 2004	$3,000,000	2

From time to time, the Registrant grants Class B-3 memberships, associated with EAMs, to various qualified broker-dealers. The Registrant determines whether to award such memberships based solely upon an application made by the broker-dealer, and no purchase agreements or stock certificates exist to evidence such memberships. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, relating to offers of securities by an issuer not involving any public offering.

From April 30, 2002 to June 30, 2004, the Registrant has granted options to purchase 410,850 shares of its Class A common stock to its directors, officers and employees pursuant to its 2002 Stock Option Plan at exercise prices ranging from $12.50 per share of Class A common stock to $108.75 per share of Class A common stock. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act, relating to offers and sales of securities pursuant to compensatory benefit plans and contracts relating to compensation.

Item 16: Exhibits and Financial Statements; Schedules

(a)	EXHIBIT INDEX

Number	Description

1.1	*Form of Underwriting Agreement.

2.1	**Agreement and Plan of Merger of International Securities LLC and the Registrant.

2.2	**Agreement and Plan of Merger of the Registrant, ETC Acquisition Corp. and Exchange Technology Corp.

3.1	**Certificate of Incorporation of the Registrant, as amended.

3.2	*Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of this offering.

Number	Description

3.3	**Constitution of the Registrant, as amended.

3.4	*Form of Amended and Restated Constitution of the Registrant, to be filed upon the closing of this offering.

4.1	See Exhibits 3.1 through 3.4 for provisions of the Certificate of Incorporation and Constitution for the Registrant defining the rights of holders of Class A common stock of the Registrant.

4.2	*Specimen Stock Certificate.

4.3	Form of Stockholder Agreement, dated as of May 31, 2002, among the Registrant and the stockholders listed on the schedule therein.

4.4	Form of Counterpart to the Stockholders Agreement among the Registrant and the stockholders listed on the schedule therein.

4.5	**Class A Common Stock Subscription Agreement, dated as of May 31, 2002 among the Registrant and the stockholders named therein.

5.1	**Opinion of Milbank, Tweed, Hadley & McCloy LLP with respect to the validity of the securities offered.

10.1	**Delivery and License Agreement dated March 18, 1998 between the Registrant and OMX Technology AB.[1]

10.2	**Amendment and Supplement to the Delivery and License Agreement and the Support Agreement dated April 10, 2003 between the Registrant and OMX Technology AB. [2]

10.3	**Support Agreement dated December 23, 2003 between the Registrant, OMX Technology AB and certain other parties.[3]

10.4	Novation Agreement dated as of May 30, 2004 between the Registrant, OMX Technology AB and certain other parties.

10.5	Amendment and Supplement to the Delivery and License Agreement and the Support Agreement, dated as of June 30, 2004 between the Registrant, OMX Technology AB and certain other parties.

10.6	**Employment Agreement, dated as of August 24, 2004 between the Registrant and David Krell.

10.7	**Employment Agreement, dated as of August 24, 2004 between the Registrant and Gary Katz.

10.8	**Employment Agreement, dated as of August 24, 2004 between the Registrant and Daniel P. Friel.

10.9	**Employment Agreement, dated as of August 24, 2004 between the Registrant and Michael J. Simon.

10.10	**Employment Agreement, dated as of August 24, 2004 between the Registrant and Bruce Cooperman.

10.11	**2002 Stock Option Plan.

10.12	**KEYSOP™ Profit Sharing Plan.

10.13	**Employee 401(k) Plan.

10.14	**Stock Purchase Plan.

10.15	**Omnibus Stock Plan.

10.16	**Senior Executive Annual Bonus Plan.

11.1	*Statement regarding computation of earnings per share.

16.1	Letter from Deloitte & Touche LLP, the Registrant’s former independent accountant.

21.1	**List of subsidiaries of the Registrant.

23.1	Consent and Report of Deloitte & Touche LLP.

Number	Description

23.2	Consent and Report of Ernst & Young LLP.

23.3	**Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
[1]	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
[2]	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
[3]	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(b)	Financial Statement Schedules:

Schedules have been omitted because they are not applicable, are not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17: Undertakings

(a) Equity Offering of Nonreporting Registrant. The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Acceleration of Effectiveness. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) Rule 430A. The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 6th day of October, 2004.

INTERNATIONAL SECURITIES EXCHANGE, INC.

By	/S/ DAVID KRELL
Name: David Krell Title: President, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated below on the 6th day of October, 2004.

Signature	Title

* David Krell	President, Chief Executive Officer

* Bruce Cooperman	Senior Vice President, Finance and Administration; Treasurer; Chief Financial Officer (Principal Financial and Accounting Officer)

* Ivers W. Riley	Chairman of the Board of Directors

* Barbara Diamond	Director

* James V. Harkness	Director

* Frank J. Jones, Ph.D.	Director

* Mark P. Kritzman	Director

* John F. Marshall, Ph.D.	Director

* Sarah A. Miller	Director

* Carleton Day Pearl	Director

* William A. Porter	Director

* Richard Schmalensee, Ph.D.	Director

* Jason Lehman	Director

*By	/S/ MICHAEL J. SIMON Michael J. Simon as attorney-in-fact